As filed with the Securities and Exchange Commission on December 9 , 2010
 Registration No. 333-164006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4

To

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SINO GREEN LAND CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Nevada	3537	54-0484915
(State or Other Jurisdiction of	(Primary Standard Industrial	(IRS Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

6/F No.947, Qiao Xing Road, Shi Qiao Town
Pan Yu District, Guangzhou
People’s Republic of China 511490
86-20-84890337
 (Address, including zip code, and telephone number, including area code, of registrant’s Principal Executive Offices)

Xiong Luo
Chief Executive Officer and President
Sino Green Land Corporation
 6/F No.947, Qiao Xing Road, Shi Qiao Town
Pan Yu District, Guang Zhou
People’s Republic of China 511490
86-20-84890337
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send a copy of all communications to:
Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, NY  10006
Telephone: (212) 981-6767
Fax: (212) 930-9725
e-mail: alevitsky@srff.com

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, par value $.001 per share (2)	20,000,000	$0.20	$ 4,000,000	$285.20

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the last reported sale price of the common stock on June 21, 2010 of $0.20. The Company has previously paid $309.44.

(2) Represents shares of common stock issuable upon exercise of outstanding warrants held by the selling shareholders.  Pursuant to Rule 416 there are also being registered such additional shares as may be issuable pursuant to anti-dilution provisions relating to dilution resulting from stock splits, stock dividends, or similar transactions.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED  DECEMBER 9 , 2010

20,000,000 Shares
SINO GREEN LAND CORPORATION
Common Stock
OTC Bulletin Board trading symbol:  SGLA

This prospectus relates to the public offering of an aggregate of 20,000,000 shares of common stock which may be sold from time to time by the selling shareholders named in this prospectus. These shares are issuable upon the exercise of warrants.

We will not receive any proceeds from the sale by the selling shareholders of their shares of common stock other than the exercise price of the warrants if and when the warrants are exercised. We cannot assure you that any warrants will be exercised.  We will pay the cost of the preparation of this prospectus, which is estimated at $ 60 ,000.

Our common stock is traded on the OTC Bulletin Board under the symbol SGLA.  On   December 8 , 2010, the last reported sales price per share of our common stock as reported by the OTC Bulletin Board was $ 0.25.

 Investing in shares of our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Risk Factors,” which begins on page 6.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The selling shareholders have not engaged any underwriter in connection with the sale of their shares of common stock. The selling shareholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling shareholders may also sell their shares in transaction that are not in the public market in the manner set forth under “Plan of Distribution.”

The date of this Prospectus is _______, 2010

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless when the time of delivery of this prospectus or the sale of any common stock. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, our common stock in any jurisdiction in which the offer or sale is not permitted.

PROSPECTUS SUMMARY

 This summary does not contain all of the information that is important to you. You should read the entire prospectus, including the Risk Factors and our consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision.

Summary

Through our Chinese operating subsidiaries, we are primarily engaged in the wholesale distribution, marketing and sales of high-value fruits and vegetables at two main wholesale markets in Guangdong Province and North China. To date, almost all of our revenues have been generated by sales of Fuji apples, which accounted approximately 84% of our revenues in the nine months ended September 30, 2010, approximately 85% of our revenues in 2009 and  approximately 87% of our revenues in 2008, emperor bananas and tangerine oranges. We purchase our products directly from farming cooperative groups on plantations in three Chinese provinces of Shaanxi, Guangdong, and Guangxi and we distribute our products to other regions almost exclusively through the wholesale markets.  At these markets our customers include trading agents who purchase fruit from us and sell to their own customers.  Although we make some direct sales, these sales are not significant.  We also provide the farming cooperatives with varying degrees of farming, harvesting and marketing services.  We have recently introduced a line of vegetable products, which we prepare for shipping and distribution to end users.

We are in the process of constructing a new 330,000 square foot  hub in the Guangdong Yuncheng  wholesale market  for the distribution of foods which we believe are high-quality foods .  We believe that our hub will be the first hub in the PRC to provide wholesale and retail customers with the ability to purchase a wide variety of high quality foods in one location.  At our distribution hub :

●
We will provide space for produces to sell their products to the public, for which we will receive a rental fee based on the space used and a management fee based on the producers’ revenues.  We anticipate that most of our revenue from the distribution hub will be generated by these fees from other vendors.

●
We will sell imported products, primarily organic products, which we consider to be premium products, which we will purchase in the international market and sell at the distribution hub.  We do not anticipate that we will sell our present produce at the distribution hub.

In determining which foods are to be sold in our distribution hub, we will seek to provide space to producers who are:

●	Members of the China Green Foods Association, who sell more than 17,000 green food items. Green foods are foods that are not organic but which meet standards set by the China Ministry of Agriculture.

●
Producers of organic foods, which have been certified as organic by an independent laboratory which we will designate. Organic foods are foods which are produced without the use of pesticides or other chemicals.

●
Producers of food which is labeled as “pollution-free” in compliance with applicable government regulations after being tested at an independent laboratory which we will designate. The government sets forth specific technical requirements relating to the production and content of the foods, which standards limiting content of harmful substances and approves the use of the “pollution-free” mark.

Through   November 30 , 2010, we had paid approximately $ 10.8 million toward the construction of this hub using cash generated by our operations and from funds which we raised in late 2009 and 2010.    Pursuant to the terms of our lease  for the hub , the landlord has the obligation to construct the facility, but we are required to advance funds to the landlord for the construction.   We expect to complete the construction of the hub and to begin   to operate .  We anticipate that the total investment to launch this business will be $ 18 million, which includes construction costs of approximately $ 12 million, with approximately $4 million auxiliary facilities, such as refrigerated trucking capabilities and air conditioning, and $2 million for initial inventory of new premium imported products.

Commencing in the first quarter of 2010, we began to export food products, with our initial export sales being made to Australia.  To date, revenue from exports has not constituted more than a nominal portion of our revenue.

Organization

We are a Nevada corporation, organized under the name Henry County Plywood Corporation, in March 2008, as the successor to a Virginia corporation of the same name which was organized in May 1948. We changed our corporate name to Sino Green Land Corporation on March 23, 2009.

We are the sole shareholder of Organic Region Group Limited (“Organic Region”), a British Virgin Islands company organized on January 30, 2003.  Organic Region is the sole shareholder of Zhuhai Organic Region Modern Agriculture Ltd., a wholly foreign-owned entity, known as a WFOE, Guangzhou Organic Region Agriculture Ltd., a WFOE, Fuji Sunrise International Enterprises Limited, a British Virgin Islands company, Southern International Develop Limited, a British Virgin Islands company, and HK Organic Region Limited, a Hong Kong company.  In addition, Organic Region entered into exclusive arrangements with Guangzhou Greenland Co., Ltd., an individual business entity owned by Mr. Xiong Luo, our chief executive officer, president and a director who gave Organic Region the ability to substantially influence Guangzhou Greenland’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result, we consolidated the financial results of Guangzhou Greenland as variable interest entity pursuant to Financial Interpretation No. 46R, “Consolidation of Variable Interest Entities” in our financial statements.

The following chart reflects our organizational structure as of the date of this prospectus.

The following table describes our corporate structure:

Name of Entity	Relationship to Us	Nature of Business
Sino Green Land Corporation	N.A.	Holding company
Organic Region Group Limited	100% owned by us	Holding company
Zhuhai Organic Region Modern Agriculture Ltd.	100% owned by Organic Region	Plantation and export
Guangzhou Organic Region Agriculture Ltd.	100% owned by Organic Region	Cleaning and preparing vegetables for distribution and distribution of vegetables
Fuji Sunrise International Enterprises Limited	100% owned by Organic Region	Presently inactive, with plans for apple distribution
Southern International Develop Limited	100% owned by Organic Region	Leaseholder for green food distribution center presently under construction
HK Organic Region Limited	100% owned by Organic Region	Proposed import and export operations
Guangzhou Greenland Co., Ltd.	100% owned by our chief executive officer and treated as a variable interest entity controlled by us	Wholesale sale of fruit, and the source of substantially all of our revenue.

Reverse Acquisition

On January 15, 2009, we acquired Organic Region pursuant to a share exchange agreement with Organic Region, its shareholders and its wholly owned subsidiaries. Pursuant to the share exchange agreement, the Organic Region shareholders transferred all of the shares of the capital stock of Organic Region, in exchange for 81,648,554 shares of our common stock, which constituted 98% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the share exchange agreement.  The exchange was treated as a recapitalization that gave effect to the share exchange agreement. Under generally accepted accounting principles, our acquisition of Organic Region is considered to be capital transactions in substance, rather than a business combination. That is, the acquisition is equivalent to the acquisition by Organic Region of us, with the issuance of stock by Organic Region for the net monetary assets of us (then known as Henry County Plywood Corporation). This transaction is accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition. Under reverse takeover accounting, our historical financial statements are those of Organic Region, its subsidiaries and variable interest entity, which is treated as the acquiring party for accounting purposes. The financial statements reflect the recapitalization of the shareholders’ equity as if the transactions occurred as of the beginning of the first period presented. Thus, the 81,648,554 shares issued in the reverse acquisition are considered outstanding for all periods presented.  In connection with the reverse acquisition, we changed our fiscal year to the calendar year to reflect the fiscal year of Organic Region.

As part of, and contemporaneously with, the reverse acquisition, on January 15, 2009, we entered into a redemption agreement with our then majority shareholders, pursuant to which we issued our non-interest bearing convertible promissory notes in the total principal amount of $500,000 to purchase 1,666,298 shares of common stock owned by these shareholders, and we cancelled the acquired shares.  We paid the notes in two installments of principal in the amount of $250,000 on March 31, 2009 and April 27, 2009.  We have no further obligation to our former majority shareholders.

At the time of the reverse acquisition, we were a shell company with no operations and our sole purpose was to locate and consummate a merger or acquisition with a private entity.  As a result of the reverse acquisition, our business has become the business conducted by Organic Region.

Other Pertinent Information

References to “we,” “us,” “our” and similar words refer to the Sino Green Land Corporation and its subsidiaries and Guangzhou Greenland, a variable interest entity whose financial statements are consolidated with ours, unless the context indicates otherwise.  Prior to the reverse acquisition, these terms refer to Organic Region, its subsidiaries and Guangzhou Greenland, unless the context indicates otherwise.

Our business is conducted in China, using RMB, the currency of China, and our financial statements are presented in United States dollars, which is the functional currency of the parent company, Sino Green Land Corporation . In this prospectus, we refer to assets, obligations, commitments and liabilities in our financial statements in United States dollars.   These dollar references are based on the exchange rate of RMB (or, if applicable, another currency) to United States dollars, determined as of a specific date or period.   Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars.   Similarly, the compensation of our officers may reflect an increase or decrease in the amount of our obligations (expressed in dollars).

Our corporate headquarters are located at 6/F No. 947, Qiao Xing Road, Shi Qiao Town, Pan Yu District, Guangzhou, People’s Republic of China. Our telephone number is 86-20-84890337. Our website is http://www.sinogreenland.com.  Information on our website or any other website does not constitute a part of this prospectus.

Issuance of Securities to the Selling Shareholders

This prospectus covers shares of common stock issuable upon exercise of our $0.14 and $0.25 warrants, which were issued in August 2009 in connection with a $1,000,000 private placement pursuant to a purchase agreement dated August 7, 2009, between us and the selling shareholders named under “Selling Shareholders.”   The warrants may be exercised at any time prior to August 7, 2014.  The warrants also give us the right to force exercise of the warrants if the underlying stock is registered under the Securities Act of 1933 and the per share market price for the common stock, for each of the 30 days prior to the date we exercise this right is $0.50, in the case of the $0.25 warrants, and $0.30, in the case of the $0.14 warrants.  The warrants and the series A preferred stock provide that the warrants may not be exercised and the series A preferred stock may not be converted if such exercise or conversion would result in the holder and its affiliates having beneficial ownership of more than 9.99% of our outstanding common stock.  See “Selling Shareholders” for a more detailed description of the rights of the warrant holders and a description of the agreements relating to the private placement and for information relating to additional shares of series A preferred stock and common stock purchased by the selling shareholders and their affiliates subsequent to the August 2009 private placement.

The Offering

Common Stock Offered:
The selling shareholders are offering a total of 20,000,000 shares of common stock, which are issuable upon exercise of warrants.  The shares being offered by the selling shareholders represent approximately one-third of our outstanding common stock, net of shares owned by officers and directors.

Outstanding Shares of Common Stock:	147,941,158 shares 1
Common Stock to be Outstanding after Exercise of Warrants:	167,941,158 shares 1
Use of Proceeds:
We will receive no proceeds from the sale of any shares by the selling shareholders, other than the exercise price of the warrants.  If all of the warrants for which the underlying shares are registered are sold are exercised at their current exercise price, we would receive total proceeds of approximately $3.9 million. We cannot assure you that any warrants will be exercised.

________________________
1
Does not include a total of 16,015,987 shares of common stock issuable upon conversion of our series A convertible preferred stock,  5,569,635 shares of common stock issuable upon exercise of outstanding warrants other than the warrants to purchase 20,000,000 shares held by the selling shareholders.

Summary Financial Information
(in thousands, except per share information)

The following information at December 31, 2009 and 2008 and for the years then ended has been derived from our audited consolidated financial statements which appear elsewhere in this prospectus. The following information at   September 30 , 2010 and for the nine months ended   September 30 , 2010 and 2009 has been derived from our unaudited consolidated financial statements which appear elsewhere in this prospectus.  The consolidated financial statement for the years ended December 31, 2009 and 2008 and the nine months ended September 30, 2009 have been restated.

Statement of Operations Information:

	Nine Months Ended September 30 ,		Year Ended December 31,
	2010	2009 (Restated)	2009 (Restated)	2008 (Restated)
Sales	$94,314	$71,460	$108,045	$73,563
Gross profit	10,134	7,428	11,737	7,737
Operating income	4,791	4,023	6,906	5,033
Interest (expense) income, net	2	(185)	(64)	(134)

Change in derivative liability	674	(252)	(3,866)	(201)
Loss on extinguishment of debt	--	(139)	(139)	--
Other income (expense), net	(7)	(2)	154	15
Net income	5,461	3,443	3,024	4,714
Deemed preferred stock dividend	(350)	--	(650)	--
Net income available to common shareholders	5,111	3,443	2,374	4,714
Net income per share of common stock (basic)	$0.04	$0.04	$0.03	$0.06
Weighted average shares of common stock outstanding (basic)	121,973	84,644	89,772	81,649
Income per share (diluted)	$0.03	$0.03	$0.02	$0.06
Weighted average shares of common stock outstanding (diluted)	156,627	111,515	117,579	81,649

Balance Sheet Information:

		December 31,
	September 30 , 2010	2009 (Restated)	2008 (Restated)
Working capital (deficiency)	$(678)	$(3,676)	$(1,243)
Total assets	38,705	27,000	18,069
Total liabilities	2,802	6,446	2,417
Retained earnings	17,061	11,950	9,576
Shareholders’ equity	35,902	20,555	15,653

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision, and you should only consider an investment in our common stock if you can afford to sustain the loss of your entire investment.  If any of the following risks actually occurs, our business, financial condition or results of operations could suffer.  In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Because we restated our financial statements, investors may lack confidence in our ability to present financial information and the results of our operations and it may be difficult for us to raise funds for our operations.

On August 23, 2010, we concluded, after a review of the pertinent facts, that the previously issued financial statements contained in our annual report on Form 10-K for the year ended December 31, 2009 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2010, September 30, 2009, June 30, 2009 and March 31, 2009, respectively, should not be relied upon for reasons set forth in Note 14 of Notes to Consolidated Financial Statements for the year ended December 31, 2009.  This prospectus reflects restated financial statements for the years ended December 31, 2009 and 2008 and the nine months ended September 30, 2009 because of our failure to account properly for the treatment of securities issued in financings during 2009 and 2008.  As a result, our net income, as originally reported, was overstated by approximately $3.5 million for 2009, understated by $113,000 for 2008 and understated by $195,000 for the nine months ended September 30, 2009.  Our need to restate our financial statements reflects the inadequacy of our disclosure controls and our controls over financial reporting and may impair our ability to raise funds we require for our operations and may otherwise impair our operations and our relationships with our investors.   Further, we cannot assure you that further restatements will not be required.

Because we have a deficiency in working capital, we will require funds for our operations, including our proposed distribution hub.

At   September 30, 2010, we had a working capital deficiency  of approximately $ 678,000 , primarily as a result of the receipt of an  approximately $ 1.0 derivative liability arising from our financings  in 2008 . We may require additional capital for our operations, and, in particular with respect to our distribution hub, which is under construction. Through   November 30 , 2010, we have made advances of approximately $ 10.8 million for the construction of our hub.  We made this payment from cash generated by our operations and from funds which we raised from several small equity offerings in  2009 and 2010 .  We anticipate that the total investment to launch this business will be $ 18 million, and we have no present commitment for such funds. Because of our low stock price and the lack of an active trading market in our common stock, it may be difficult for us to raise funds on terms which are favorable to us, if at all. Our increases in revenue in the year ended December 31, 2009 as compared with the 2008 and in the nine months ended   September 30 , 2010 compared with the comparable period of 2009 resulted in large part from increased sales stemming from our purchase of long-term leases on which farming cooperatives can grow products for us to sell. The payment of the full amount of the leases, which was approximately $3.3 million in the nine months ended   September 30 , 2010, $3.4 million in the year ended December 31, 2009 and approximately $7.2 million for the year ended December 31, 2008, is due at the beginning of the lease. In order for us to expand our  produce business in a manner which seeks to provide us with a continuing source of supply (subject to conditions which affect farming generally), we require capital to purchase the leasehold interests. Our failure to raise the necessary funds could impair our ability to expand our business.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of working capital.

We spend a significant amount of cash on our operations, principally to procure fruits and vegetables as well as the purchase of long-term lease s for farm land for which payment is required at the inception of the lease. Historically, our primary capital needs have been to fund our working capital requirements and our primary sources of funds have been cash generated from operations. If we fail to generate sufficient sales, we may not have sufficient liquidity to fund our operating costs and our business could be adversely affected. If available liquidity is not sufficient to meet our operating requirements, we plan consider pursuing financing arrangements or further reducing expenditures as necessary to meet our cash requirements. However, there is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity. Currently, raising money in the capital markets for small capitalization companies  is difficult and banking institutions have become stringent in their lending requirements. Accordingly, we cannot be sure of the availability or terms of any third party financing.

Since our proposed distribution  hub is a new, cash intensive business in which we have no prior experience we may not be able to develop this business or operate this business profitably.

To date, substantially all of our revenue has been derived from the sale of Fuji apples, tangerine oranges and emperor bananas, which we purchase from farming cooperatives to which we lease the land on which the produce is grown.  We are in the process of constructing a  distribution hub in the Guangzhou Yuncheng wholesale market.  This business is different from our present business and involved additional risks, including the following:

•
We will seek to enter into agreements with a wide range of vendors with which we will have no affiliation that will sell their produce in our distribution hub.  We anticipate that most of our revenue from our proposed distribution hub will be generated from fees from the vendors who lease space at the distribution hub.  A significant portion of the fees will be based on a percentage of the sales by the vendors at our distribution hub.  Thus, our revenue from the distribution hub will be in large part dependent upon the success of the independent vendors in selling their products at the distribution hub and their providing us with an accurate determination of their revenue and making the required payment to us in a timely manner.  The failure of the vendors to generate revenue, properly account for their revenue and make the required payments to us could impair our ability to operate the distribution hub profitably.

•
We will seek to sell products which are very different from the foods that we presently sell, which we expect  may include imported organic products .  We do not have experience in purchasing and selling any foods other than our fruits and vegetables, and we would need to hire employees, including managerial employees, with experience in importing organic foods and marketing the foods in the PRC.  Our failure to hire and retain qualified personnel or to select the products for which there is a market and our failure to market and sell these products could impair our ability to generate profits from our business in the distribution hub.

•
We are constructing a 330,000 square foot hub  at which we plan to provide space for a wide range of foods.   In order to manage a distribution center at which we anticipate a large number of independent and unrelated vendors will be selling a wide range of products , we would need to hire a significant number of employees  with experience in managing a distribution center.  Our failure to obtain and retain such key employees could impair our ability to generate a profit from the distribution center.

•
Although we plan to lease space to different vendors, with each vendor having responsibility for its own product line, we  may be subject to liability for actions or conduct by the vendors even though we will have no control over their operations.

•
We will be required to maintain an inventory for each product that we market.  Because all food products are perishable, if we do not project accurately both our requirements and the prices at which we can sell the products, we may have significant surpluses or shortages of products and we may pay prices which do not generate an adequate gross margin.   Some of our proposed products must be sold very shortly after they are received, often on the same day that they are received, with the result that any unsold products are unsalable.  Our failure to estimate our requirements accurately could impair our ability to operate this business profitable.

•
Although we plan to have the products sold by vendors at our distribution hub tested before we enter into agreements with the vendors and to have spot tests of products being sold performed, we will not control the operations of the independent vendors at our distribution hub, and we may have difficulty enforcing quality control standards for our vendors.  The failure of the vendors to deliver quality products, any product recalls affecting the vendors and public questions or concerns, whether or not justified, relating to the quality or purity of foods sold in our distribution market, could affect the reputation of the distribution hub, which could impair our ability to operate the center profitably.

•
We would need to develop and implement inventory control systems designed for a business which is different from and significantly larger than our present business.  The failure to implement such a system could impair our ability to operate profitably.

•
Because we expect to purchase products from non-Chinese suppliers , over whom we have no control, we may have difficulty controlling and monitoring the quality of our products.  The failure to deliver quality products could impair our ability to operate this business profitably.

•	Although we plan to develop a number of different product lines, our failure to develop only a small portion of these lines may impair our ability to operate the market as a whole profitably.

•
Both the cost of the construction of the distribution hub and the purchase of inventory require significant cash outlays, and we have no present commitment for the required cash.  Our inability to obtain the necessary funding could impair our ability to develop the distribution hub.

•
If we are not successful in completing construction of the distribution  hub or funding our purchase of an adequate inventory of a variety of funds which we plan to market for our own account or entering into agreements with vendors who would sell their products at our distribution hub , we may not be able to operate this business, in which event we would have to write off our significant investment in the project.

In connection with  the proposed development of our distribution hub, we may sell directly to supermarkets and other retail outlets, which will present us with additional risks and financial requirements.

If we are successful in operating our distribution hub , we may then  seek to expand our customer base to include supermarkets and other retail stores.  In connection with this aspect of our proposed business , we will be subject to additional risks, including the foregoing:

•
We would need to develop and implement a marketing program to bring our produce to the attention of a new customer base.  We presently sell almost exclusively at two wholesale markets, which does not require any significant marketing effort.  Our wholesale customers purchase products at these markets for sale to their retail customer base.  We would be seeking to sell directly to the retail customer base.  If we are not successful in establishing a marketing program, we may not be able to operate this phase of our business profitably.

•
We presently deliver our produce to two wholesale markets at which we sell our produce, and wholesale companies purchase our produce and deliver it to their customers.  If we sell directly to retail markets, we may have the obligation to deliver our produce to some of our retail customers, which will increase our costs.

•
Any delay in delivery of produce could affect the quality of the produce and could result in a rejection of a shipment if the customer questions the quality of our produce, if the customer had to obtain the produce from other sources or for any other reason.

Any financing we obtain may result in significant dilution to our shareholders.

We have no commitment from any bank or other financing source for our anticipated cash requirements, including those related to the construction of our  proposed distribution hub or for any additional working capital which may be required in connection with the operation of the distribution hub and the proposed marketing effort directed at supermarkets and other retail outlets.  We cannot assure you that any warrants will be exercised.  If we raise funds through the sale of our equity securities, including convertible debt securities, it may be necessary for us to issue shares at a price which is below the current market price.  Any such sale would result in significant dilution to our shareholders.  We cannot assure you that financing will be available or that any terms which are available would not be unfavorable to us.

We may be unable to manage future rapid growth.

We have grown rapidly over the last few years and, if we implement our distribution hub business, the business growth could place a significant strain on our managerial, operational and financial resources. In addition to hiring a significant number of employees necessary to operate our expanded business, we will need to expand our management staff to adequate manage a large operation.  If we are not able to implement management controls over this business, we may be unable to operate profitably.  Our ability to manage future growth will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our workforce. Our personnel, systems, procedures and controls may not be adequate to support our future growth. Our failure or inability to effectively manage our expansion may lead to increased costs, a decline in sales and reduced profitability.

Our business is subject to weather conditions, natural disasters and other conditions beyond our control which could affect our revenue, gross margins and net income.

Severe weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, plant disease or other pestilence, which are difficult to anticipate and cannot be controlled by us, may affect both the supply and the distribution of our products and otherwise disrupt our operations. Such disasters may affect the cost and supply of raw materials, including fruits and vegetables or result in reduced supplies of raw materials, lower recoveries of usable raw materials, higher costs of cold storage if harvests are accelerated and processing capacity is unavailable or interruptions in our production schedules if harvests are delayed.  If our supplies of raw materials are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations. Similarly, if our distribution network is not able to operate, we would not be able to sell our products.   Further, to the extent that these factors affect the independent vendors at our proposed distribution hub, our ability to collect fees from these vendors may be materially impaired.   We have no business interruption or similar insurance to provide protection from these and other business disruptions.

As a company which sells fresh food, our business can be impaired by product liability claims, recalls, adverse publicity or negative public perception regarding particular fruits we sell as consumers may avoid our products.

The food industry is subject to risks posed by food spoilage and contamination, product tampering, product recall, and consumer product liability claims.  Our operations could be impacted by both genuine and fictitious claims regarding our and our competitors’ products. In the event of product contamination or tampering, we may need to recall some of our products.  A widespread product recall could result in significant loss due to the cost of conducting a product recall including destruction of inventory and the loss of sales resulting from the unavailability of the product for a period of time.  Further, adverse publicity or negative public perception regarding the type of products that we sell, our products, our actions relating to our products, or our industry in general, including recalls relating to products sold by others, could result in a substantial drop in demand for our products.  This negative public perception may include publicity regarding the safety or quality of our products in general, of other companies or of our products specifically. Negative public perception may also arise from regulatory investigations or product liability claims, regardless of whether those investigations involve us or whether any product liability claim is successful against us.  We could also suffer losses from a significant product liability judgment against us since we do not have product liability insurance.  Either a significant product recall or a product liability judgment, involving either our company or our competitors, could also result in a loss of consumer confidence in our products or the food category, and an actual or perceived loss of value of our brands, materially impacting consumer demand.

Climate changes could affect the availability and cost of produce.

Since all of our products are agricultural products, our ability to purchase produce and the cost and quality of our produce may be affected both by long-term climate changes as well as season variations in weather conditions which vary from season to season.  Changes in rainfall and unusual variations in temperature during the growing season could affect both the availability and quality of our produce and our ability to deliver our produce to market .

We are dependent upon a small number of suppliers.

We only have long-term arrangements to purchase our produce from five farming cooperatives whose farmers grow produce on land leased from us.  Because prices are not set in the long-term contracts that we enter into with the cooperatives, any increase in the prices of our produce would affect the price at which we can sell the produce.  If we are not able to raise our prices to pass on increased costs to our customers, we would be unable to maintain our profit margins.  Similarly, in times of decreasing prices, we may have to sell our products at prices which are lower than the prices at which we purchased our produce. Further, although it has not been necessary for us to purchase produce from other suppliers through the date of this prospectus, in the event that we are not able to purchase our produce from these farming cooperative or in the event of a product shortage, it may become necessary for us to purchase from other suppliers, which could result in increased costs as a result of both market conditions and the short-term nature of arrangements. Our inability to obtain produce at a reasonable cost would affect our revenue and gross margins.  Further, if our costs are too high, it may be necessary for us to sell one or more products at a small or negative margin in order to maintain the relationship with our customers.

We are dependent upon sales in two agriculture wholesale markets.

Almost all of our products are sold by us at the Guangdong Yun Cheng Wholesale Market and the Beijing Xin Fadi Agricultural Products Wholesale Market, two major markets for the sale of agricultural products in their respective areas where we lease space to sell our produce. We   sold almost all of our produce from these two markets in the   nine months ended September 30 , 2010 and in the years ended December 31, 2009 and 2008. Our inability to sell our products at these markets could impair our sales as well as our ability to operate profitably.  Because the gross margins for our products are not high, any additional expenses resulting from changes in our distribution methods could impair our ability to operate profitably.

If we cannot establish brand name recognition, our sales may be impaired.

Because we are seeking to establish brand identity in an industry where fruits and vegetables are generally considered commodities, we are dependent upon our ability to develop a reputation as a high quality vendor of food products.  Our ability to distinguish our products from others is critical to our ability to market our products as premium foods, rather than commodities.  Although we try to market our produce as premium food, we cannot assure you that consumers will pay the price associated with a premium, rather than a commodity, product.   We cannot assure you that our products and brand will achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers to enable us to charge for our products as premium goods, which would impact our sales and gross margins.  Further, since we are seeking to promote our foods as premium goods, in times of economic hardship, consumers may purchase cheaper products which could impact both our sales and, if we lower prices in order to compete, our gross margin.

Because we experience seasonal fluctuations in our sales, our quarterly results will fluctuate and our annual performance will depend largely on results from two quarters.

Our business is seasonal, reflecting the harvest season of our primary source foods from mid –September to mid –November. Typically, a substantial portion of our revenues are earned during the second half of the year. We generally experience lowest revenues during our second quarter.  Sales in the second half of the year accounted for approximately 63% of the revenue for 2009 and approximately 59% of the revenue for 2008.  If sales in the second half of the year are lower than expected, our operating results for the year would be adversely affected since any decline in sales in these periods would have a disproportionately large impact on our annual operating results.

Because we are dependent on our chief executive officer, and the loss of  his services and the failure to hire additional qualified key personnel could harm our business.

Our business is largely dependent upon the continued efforts of our senior executive  officers .  Anson Yiu Ming Fong, who was our chief executive officer and president until October 2010, when he retired for reasons of health, and continued as chairman of the board until his death in October 2010, was important to the development of our business.  Prior to April 2010, Mr. Luo was our chief operating officer.  Mr. Luo resigned from this position in April 2010 and, following the resignation of Mr. Fong, Mr. Luo was elected chief executive officer and president in October 2010.  The loss of Mr. Luo or any of our other key employees could have a material adverse effect upon our ability to operate profitably

Our officers, directors  and related parties control a significant amount of our common stock.

As of November 30, 2010, our officers, directors  and the estate of Anson Yiu Ming Fong, our former chief executive officer, owned or controlled approximately 46.6 % of our outstanding common stock and they, together with members of their families owned, directly or through companies owned by them, approximately 49.4 % of our outstanding common stock and they would have the power to elect all of our directors and to take any action requiring shareholder approval.

Efforts to comply with securities laws and regulations will increase our costs and require additional management resources, and we still may fail to comply.

The SEC requires us, as a reporting company, to include a report of management on our internal controls over financial reporting in our annual reports on Form 10-K. Organic Region was not a public company at December 31, 2008 and was not subject to the internal controls requirements of the Sarbanes Oxley Act at that date.    As of December 31, 2009 and September 30, 2010 , our financial controls were not effective and we have identified material weaknesses in our internal controls and disclosure controls. We cannot assure you that we will be successful in addressing any issues that may be raised particularly if we are able to expand our business to operate our proposed distribution hub.  If we are unable to address these issues, or are unable to conclude that we have effective internal controls over financial reporting or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting for 2010, investors could lose confidence in the reliability of our financial statements, especially in view of our need to restate prior financial statements , which could result in a decrease in the value of our securities.  We cannot assure you that we will be able to adequately address any internal controls issues in a timely manner.  Further, although the Dodd-Frank Wall Street Reform and Consumer Protection Act exempts companies with a public float of less than $75 million from the requirement that our independent registered public accounting firm attest to our financial controls, this exemption does not affect the requirement that we include a report of management on our internal controls over financial reporting and will not affect the requirement to include the auditor’s attestation if our public float exceeds $75 million.   Regardless of whether we are required to receive an attestation from our independent registered public accounting firm with respect to our internal controls, if we are unable to do so, especially in view of our need to restate financial statements for the years ended December 31, 2009 and 2008 and the quarters ended March 31, 2010, September 30, 2009, June 30, 2009 and March 31, 2009, potential  investors may lose confidence in the reliability of our financial statements and our stock price and ability to obtain equity or debt financing as needed could suffer.

RISKS RELATED TO OUR CORPORATE STRUCTURE

Our contractual arrangements with Xiong Luo, our chief executive officer  and president , may not be as effective in providing control over Guangzhou Greenland as direct ownership.

Since the law of the PRC limits foreign equity ownership in companies in China, most of our revenue and net income is derived from Guangzhou Greenland, which is owned by Xiong Luo , our chief executive officer  and president , and we have no equity ownership interest in the Guangzhou Greenland.  We rely on contractual arrangements with Mr. Luo to control and operate this business. These contractual arrangements may not be effective in providing control over the Guangzhou Greenland as direct ownership. We cannot assure you that the Mr. Luo would always act in our best interests.

Because our contracts with Mr. Luo are governed by the laws of the PRC, and because the legal system of the PRC is not as well developed as the United States legal system, we may have difficulty in enforcing any rights we may have under our agreements with Mr. Luo.

Our contractual arrangements with Mr. Luo would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If Mr. Luo fails to perform his obligations under these contracts, we may have to incur substantial costs to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be available. The legal environment in the PRC is not as developed as in the United States and uncertainties in the Chinese legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected since we could cease to have any control over the operations of Guangzhou Greenland, which is required in order to include Guangzhou Greenland’s revenue and income in our financial statements.

If the PRC government determines that the contractual arrangements through which we control Guangzhou Greenland do not comply with applicable regulations, our business could be adversely affected.

Although we believe our contractual relationships through which we control Guangzhou Greenland comply with current licensing, registration and regulatory requirements of the PRC, we cannot assure you that the PRC government would agree, or that new and burdensome regulations will not be adopted in the future. If the PRC government determines that our structure or operating arrangements do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business.

Mr. Luo, as the owner Guangzhou Greenland, has potential conflicts of interest with us, which may adversely affect our business.

Guangzhou Greenland is not a corporate entity but is a proprietorship owned by Xiong Luo, who is our chief executive officer  and president . Conflicts of interest between his dual roles as owner of Guangzhou Greenland and as one of our officers and a director may arise. We cannot assure you that when conflicts of interest arise, Mr. Luo will act in our best interests or that conflicts of interest will be resolved in our favor. In addition, Mr. Luo may breach or refuse to renew the existing contractual arrangements that allow us to receive economic benefits from Guangzhou Greenland. We rely on Mr. Luo to act in good faith and in our best interests, and not use his positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and Mr. Luo, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

RISKS ASSOCIATED WITH COMPANIES CONDUCTING BUSINESS IN THE PRC

PRC food hygiene and safety laws may become more onerous, which may adversely affect our operations and financial performance and lead to an increase in our costs which we may be unable to pass on to our customers.

Operators within the PRC food processing industry are subject to compliance with PRC food hygiene and safety laws and regulations.  Although our business does not involve processed foods, these laws and regulations may nonetheless require us to obtain a hygiene license  and may apply to our proposed green hub distribution business. These regulations also set out hygiene standards with respect to food and food additives, packaging and containers, labeling on packaging as well as hygiene requirements for food production and sites, facilities and equipment used for the transportation and the sale of food.  Failure to comply with PRC food hygiene and safety laws may result in fines, suspension of operations, loss of hygiene license and, in certain cases, criminal proceedings against an enterprise and its management.  Although we believe that we are in compliance with current PRC food hygiene and safety laws and regulations that relate to our business, in the event that such laws and regulations become more stringent or widen in scope, we may fail to comply with such laws, or if we comply, our production and distribution costs may increase, and we may be unable to pass these additional costs on to our customers.  Further, in connection with our proposed distribution hub, we may have liability if our suppliers fail to comply with applicable regulations.

Because the scope of our business license is limited, we may need government approval to expand our business.

Our operating subsidiaries are wholly foreign-owned enterprises, commonly known as WFOEs. The scope of business is narrowly defined for all businesses in China, and a WFOE can only conduct business within its approved business scope, which appears on the business license. Our license permits us to engage in our present businesses. Any change in the scope of our business requires further application and government approval. Inevitably, there is a negotiation with the authorities to approve as broad a business scope as is permitted, and we cannot assure you that we will be able to obtain the necessary government approval for any change or expansion of our business.

If the PRC enacts regulations which forbid or restrict foreign investment, our ability to grow may be severely impaired.

We intend to expand our business both by increasing our product range, selling products directly to supermarkets and other retail outlets, developing our distribution hub, entering into joint ventures and making acquisitions of companies in related industries. Many of the rules and regulations that we would face are not explicitly communicated, and we may be subject to rules that would affect our ability to grow, either internally or through acquisition of other Chinese or foreign companies. There are also substantial uncertainties regarding the proper interpretation of current laws and regulations of the PRC. New laws or regulations that forbid foreign investment could severely impair our businesses and prospects. Additionally, if the relevant authorities find us in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;
•	revoking our business and other licenses; and
•	requiring that we restructure our ownership or operations.

Any deterioration of political relations between the United States and the PRC could impair our operations.

The relationship between the United States and the PRC is subject to sudden fluctuation and periodic tension. Changes in political conditions in the PRC and changes in the state of Sino-U.S. relations are difficult to predict and could adversely affect our operations or cause potential acquisition candidates or their goods and services to become less attractive even though we sell almost all of our products in the PRC. Such a change could lead to a decline in our profitability. Any weakening of relations between the United States and the PRC could have a material adverse effect on our operations, particularly in our efforts to raise capital to expand our business activities.

Our operations and assets in the PRC are subject to significant political and economic uncertainties.

Government policies are subject to rapid change and the government of the PRC may adopt policies which have the effect of hindering private economic activity and greater economic decentralization. There is no assurance that the government of the PRC will not significantly alter its policies from time to time without notice in a manner with reduces or eliminates any benefits from its present policies of economic reform. In addition, a substantial portion of productive assets in the PRC remains government-owned. For instance, all land is state-owned and leased to business entities or individuals through governmental granting of state-owned land use rights. The granting process is typically based on government policies at the time of granting, which could be lengthy and complex. This process may adversely affect our future expansion, especially as we are seeking both to expand and diversify our fruit and vegetable production. The government of the PRC also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency and providing preferential treatment to particular industries or companies. Uncertainties may arise with changing of governmental policies and measures. In addition, changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency, the nationalization or other expropriation of private enterprises, as well as adverse changes in the political, economic or social conditions in the PRC, could have a material adverse effect on our business, results of operations and financial condition.

Our operations may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to the market-oriented economies of OECD member countries.

The economy of the PRC has historically been a nationalistic, “planned economy,” meaning it functions and produces according to governmental plans and pre-set targets or quotas. In certain aspects, the PRC’s economy has been making a transition to a more market-oriented economy, although the government imposes price controls on certain products and in certain industries. However, we cannot predict the future direction of these economic reforms or the effects these measures may have. The economy of the PRC also differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (the “OECD”), an international group of member countries sharing a commitment to democratic government and market economy. For instance:

•	the level of state-owned enterprises in the PRC, as well as the level of governmental control over the allocation of resources is greater than in most of the countries belonging to the OECD;

•	the level of capital reinvestment is lower in the PRC than in other countries that are members of the OECD;

•	the government of the PRC has a greater involvement in general in the economy and the economic structure of industries within the PRC than other countries belonging to the OECD;

•
the PRC has various impediments in place that make it difficult for foreign firms to obtain local currency, as opposed to other countries belonging to the OECD where exchange of currencies is generally free from restriction.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the economy of the PRC were similar to those of the OECD member countries.

Price controls may affect both our revenues and net income.

The laws of the PRC give the government  authority to fix and adjust  prices, and the government of the PRC has announced its concern over rising food prices. Although our products are not presently subject to price controls, the government has the power to impose controls on both the price at which we sell products and the price we pay for products.  To the extent that we become subject to price control, our revenue, gross profit, gross margin and net income will be affected since the revenue we derive from our sales would be limited by price controls on our selling prices and, unless there is also price control on the products that we purchase from our suppliers, we may face no limitation on our costs. Further, if price controls affect both our revenue and our costs, our ability to be profitable and the extent of our profitability will be effectively subject to determination by the applicable regulatory authorities in the PRC.   We cannot assure you that the government will not adopt price controls that affect our business.

Because our officers and some of our directors reside outside of the United States, it may be difficult for you to enforce your rights against them or enforce United States court judgments against them in the PRC.

Most of our directors and all of our executive officers reside in the PRC and substantially all of our assets are located in the PRC. It may therefore be difficult for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under federal securities laws. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement of criminal penalties of the federal securities laws.

We may have limited legal recourse under Chinese law if disputes arise under contracts with third parties.

Almost all of our agreements with our employees and third parties, including our supplier and customers and our agreement with Mr. Luo with respect to Guangzhou Greenland, are governed by the laws of the PRC. The legal system in the PRC is a civil law system based on written statutes. Unlike common law systems, such as we have in the United States, it is a system in which decided legal cases have little precedential value. The government of the PRC has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the PRC, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance or to seek an injunction under Chinese law are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

Because we have limited business insurance in the PRC, we may not be protected from risks that are customarily covered by insurance in the United States.

We have and will continue to maintain workers’ insurance for all of our workers on our processing lines, at our wholesale centers and on our plantation bases in Luo Chuan and Wanqingsha. However, business insurance is not readily available in the PRC. To the extent that we suffer a loss of a type which would normally be covered by insurance in the United States, such as product liability and general liability insurance, we would incur significant expenses in both defending any action and in paying any claims that result from a settlement or judgment.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If the United States imposes trade sanctions on the PRC due to its currency, export or other policies, our ability to succeed in the international markets may be diminished.

The PRC currently “pegs” its currency to a basket of currencies, including United States dollar. This means that each unit of Chinese currency has a set ratio for which it may be exchanged for United States currency, as opposed to having a floating value like other countries’ currencies. This policy is currently under review by policy makers in the United States. Trade groups in the United States have blamed the cheap value of the Chinese currency for causing job losses in American factories, giving Chinese exporters an unfair advantage and making its imports expensive. There is increasing pressure for the PRC to change its currency policies to provide for its currency to float freely on international markets. As a result, Congress is considering the enacting legislation which could result in the imposition of quotas and tariffs. If the PRC changes its existing currency policies or if the United States or other countries enact laws to penalize the PRC for its existing currency policies, our business may be adversely affected, even though we do not sell outside of the PRC. The implementation of policies sought by the United States could make our products most costly in the international market.  We cannot predict what action the PRC may take in the event that the United States imposes tariffs, quotas or other sanctions on Chinese products. Even though we do not sell products into the United States market, it is possible that such action by the PRC may nonetheless affect our business since we are a United States company, although we cannot predict the nature or extent thereof. Any government action which has the effect of inhibiting foreign investment could hurt our ability to raise funds that we need for our operations. The devaluation of the currency of the PRC against the United States dollar would have adverse effects on our financial performance and asset values when measured in terms of the United States dollar.

PRC exchange controls may limit our ability to utilize our cash flow effectively.

We are subject to the PRC’s rules and regulations affecting currency conversion. The RMB is not freely convertible into foreign currency nor can it be freely remitted abroad.   Any restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC. Conversion of RMB, the currency of the PRC, for capital account items, including direct investment and loans, is subject to governmental approval in the PRC, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the regulatory authorities of the PRC will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.  To the extent that we develop an export business, we could be affected by the PRC’s exchange controls.  Our operating assets are located inside the PRC. Under the laws governing foreign invested entities, such as us, in the PRC, dividend distribution and liquidation are allowed but subject to special procedures under the relevant laws and rules. Any dividend payment will be subject to the decision of the board of directors and subject to foreign exchange rules governing such repatriation. Any liquidation is subject to the relevant government agency’s approval and supervision as well as the foreign exchange control. This may generate additional risks for you in case of dividend payment and liquidation.

A downturn in the economy of the PRC may slow our growth and profitability.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any downturn will not have a negative effect on our business especially if it results in either a decreased use of products such as ours or in pressure on us to lower our prices.

If certain tax exemptions within the PRC regarding withholding taxes are removed, we may be required to deduct corporate withholding taxes from any dividends we may pay in the future.

Under the PRC’s current tax laws, regulations and rulings, companies are exempt from paying withholding taxes with respect dividends paid to shareholders outside of the PRC. However, if the foregoing exemption is removed, we may be required to deduct certain amounts from any dividends we pay to our shareholders.

If our favorable tax treatment is overturned, we may be subject to significant penalties.

On March 16, 2007, the PRC’s National People’s Congress passed a new corporate income tax law, which became effective on January 1, 2008. This new income tax unifies the corporate income tax rate of domestic enterprise and foreign investment enterprises to 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in sectors that are encouraged by the PRC’s National People’s Congress. This new tax law, however, does not clearly define the requirements or criteria for receiving these preferential tax treatments. As agriculture companies, some of our subsidiaries presently benefit from full or 50% exemptions from enterprise income tax. Because clear implementation and requirement rules or guidelines for the new tax law have not yet been promulgated, we cannot assure you that our subsidiaries will maintain their preferential tax status or that we will not be assessed significant penalties.

If the PRC tax authorities dispute our method of paying value added taxes, we may be subject to penalties under the tax laws of the PRC.

Under the commercial practice of the PRC, we paid value added taxes (“VAT”) and business tax based on tax invoices issued. We generally issue our tax invoice subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event that the PRC tax authorities dispute the date of which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty which can range from zero to five times of tax which is determined to have been improperly deferred. Although we believe that we are paying VAT and business taxes in accordance with the common practice in PRC, we cannot assure you that the PRC tax authorities would not reach a different conclusion and determine that common practice is not in accordance with the tax laws of the PRC. If a penalty is ultimately assessed against us, the penalty could represent a material amount.

Because the government has the power to withdraw our licenses, we cannot guarantee that we will continue to hold the necessary licenses.

In order for a company to engage in a business in the PRC, it must have a business license, which is issued by the government.  Our subsidiaries possess business licenses which permit them to engage in their respective businesses.  These licenses are subject to inspection by the government agencies of our facilities.  The government has the power to withdraw a license from those companies which may be disqualified as a result of these inspections by the central government. We cannot provide any assurance that we may be able to maintain our present licenses or that we will be able to obtain any additional licenses that may be required if we seek to expand the scope of our business.

RISKS ASSOCIATED WITH INVESTING IN OUR COMMON STOCK

The market price of our common stock is volatile, leading to the possibility of its value being depressed at a time when you may want to sell your holdings.

Although our stock is quoted on the OTB Bulletin Board, there is not an active market for our common stock.  There are many days in which there is no or insignificant trading volume in our common stock. The absence of any significant activity can result in a very volatile stock.  When there is little trading activity, the purchase or sale of a relatively small number of shares could result in a disproportionate change in the stock price.  In addition, numerous other factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly.  In addition to market and industry factors, the price and trading volume for our common stock may be highly volatile for specific business reasons.  Factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our products could cause the market price for our shares to change substantially.  Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Because of our low stock price, you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions.  The definition of a penny stock does not treat issuers that meet certain financial requirements, including average revenue of at least $6,000,000 for the last three years , as a penny stock the stock.   Although we do not believe that our stock meets the definition of a penny stock because our revenue for each of the past three years exceeded $6 million, many brokerage firms will not process stock purchases or sales of low-priced stocks, regardless of whether the stock meets the definition of a penny  stock.  As a result, you may have difficulty in selling your stock.

Our common stock is quoted on the OTC Bulletin Board which may have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTC Bulletin Board, which is not a stock exchange.  The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ Stock Market.  The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential shareholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

Our ability to issue preferred stock may make it more difficult for a third party to effect a change-of-control.

Our articles of incorporation authorize our board of directors to issue up to 20,000,000 shares of preferred stock.  The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the shareholders.  These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions.  The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock.  In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party.  The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our shareholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

The potential sale of 20,000,000 shares pursuant to this prospectus, as well as the existence ofother outstanding warrants, may have a depressive effect on the price and market for our common stock.

As of November 30, 2010, we had outstanding warrants to purchase 25,569,635 shares of common stock, including warrants to purchase 20,000,000 shares of common stock held by the selling shareholders.  The selling shareholders hold shares of series A preferred stock which are convertible into 16,015,987 shares of common stock.  The potential sale of 20,000,000 shares of common stock pursuant to this prospectus together with the other outstanding warrants may have a depressive effect on our stock price and make it more difficult for us to raise any significant funds in the equity market if our business requires additional funding.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus may be “forward-looking statements.” Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and in our Form 10-K/ A annual report (amendment no. 2) for the year ended December 31, 2009. In addition, such statements could be affected by risks and uncertainties related to weather and natural disasters, our ability to conduct business in the PRC, product demand, including the demand for fruit and vegetable products, our ability to develop and maintain good relations with local cooperative suppliers, our ability to raise any financing which we may require for our operations, including financing for our green produce hub, competition, our ability to develop our proposed distribution hub, including entering into agreement with vendors and collecting fees from the vendors and developing a line of products for sale by us at the distribution center , government regulations and requirements, including any imposition of price controls , pricing and development difficulties, our ability to make acquisitions and successfully integrate those acquisitions with our business, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling shareholders of their common stock. If the selling shareholders exercise any warrants, we will receive the amount of the exercise price. Based on the present exercise prices of $0.14 per share, with respect to warrants to purchase a total of 10,000,000 shares of common stock, and $0.25, with respect to warrants to purchase 10,000,000 shares, if those warrants were to be exercised, we would receive gross proceeds of approximately $3.9 million. There is not an active market in our common stock, and we cannot assure you that any of the warrants will be exercised.  To the extent that we receive any proceeds from the exercise of warrants, such proceeds will be used for working capital and other corporate purpose.  One of our projects that requires immediate funding is a distribution hub that we are constructing in the Guangzhou Yuncheng wholesale market .  The total cost of this project is estimated at approximately $ 18 million, of which, as of   November 30 , 2010, we had paid approximately $ 10.8 million toward the construction of our distribution hub.  However, our ability to fund any portion of the balance of this project from the proceeds of the warrants is dependent upon whether and when we receive such proceeds.  To the extent that we do not receive any or sufficient proceeds from the exercise of the warrants to provide us with funding for this project, we will use our working capital for this purpose and, if necessary, seek other debt or equity financing.

SELLING SHAREHOLDERS

The following table sets forth the names of the selling shareholders, the number of shares of common stock owned beneficially by the selling shareholders as of November 30, 2010, and the number of shares of our common stock that may be offered by the selling shareholders pursuant to this prospectus. The table and the other information contained under the captions “Selling Shareholders” and “Plan of Distribution” has been prepared based upon information furnished to us by or on behalf of the selling shareholders. The following table sets forth, as to each of the selling shareholders, the number of shares beneficially owned, the number of share being sold, the number of shares beneficially owned upon completion of the offering and the percentage beneficial ownership upon completion of the offering.
			After Sale of Shares in Offering
Name	Shares Beneficially Owned	Shares Being Sold	Shares Beneficially Owned	Percent of Outstanding 4
T Squared Investments LLC 1	15,307,891	14,000,000	17,527,644	9.99%
Silver Rock II, Ltd. 2	6,408,000	3,000,000	3,408,000	1.99%
Celenian Appreciation Fund, LP 3	6,289,700	3,000,000	3,824,700	1.94%

1
Each of Mark C. Jensen and Thomas Sauve, managing members of T Squared Capital LLC, the managing member of T Squared Investments, acting singly, has the power to vote and dispose of the shares beneficially owned by T Squared Investments.The certificate of designation for the series A preferred stock and the warrants provide that the series A preferred stock may not be converted and the warrants may not be exercised to the extent that such conversion or exercise would result in the holder and its affiliates owning more than 9.99% of the outstanding stock after giving effect to the conversion or exercise. As a result of this 9.99% limitation, the number of shares of common stock shown as beneficially owned by T Squared Investments  both before and after the offering represents the number that, upon such exercise or conversion, would result in T Squared Investments and its affiliates owning 9.99% of the then outstanding common stock, assuming, with respect to beneficial ownership after the offering , that the warrants to purchase 20,000,000 shares were exercised in full and the underlying shares were sold. The total number of shares which T Squared Investments would own beneficially if the 9.99% limitation were not applicable is 34,820,900 shares prior to this offering, representing (i) 8,975,163 shares of common stock owned by T Squared Investments; (ii) 1,041,750 shares of common stock owned by T Squared China Fund, (iii) 14,000,000 shares of common stock issuable upon exercise of the warrants owned by T Squared Investments, and (iv) 10,903,987 shares of common stock issuable upon conversion of series A preferred stock owned by T Squared Investments, which would represent beneficial ownership of 19.6 % of our common stock. The total number of shares which T Squared Investments would own beneficially after completion of the offering, assuming all shares offered had been sold, if the 9.99% limitation were not applicable would be 20,920,900 shares of common stock, which would represent beneficial ownership of 11.7 % of our common stock.

2
Rima Salam has sole voting and dispositive power over the shares beneficially owned by Silver Rock II.  All shares beneficially owned by Silver Rock II represent shares issuable upon exercise of warrants and upon conversion of series A preferred stock.

3
Ikro Yoon, the managing member of Celenian Capital, LLC, which is the general partner of Celenian Appreciation Fund, has sole voting and dispositive power over the shares beneficially owned by Celenian Appreciation Fund.  Celenian Appreciation Fund owns 1,585,700 shares of common stock.  The remaining shares are issuable upon exercise of warrants and upon conversion of series A preferred stock.  Shares beneficially owned by Celenian Appreciation Fund do not include 833,400 shares owned personally by Ikro Yoon.

4
The shares offered by T Squared Investments, Silver Rock II and Celenian Appreciation Fund represent shares of common stock issuable upon exercise of warrants issued in the August 2009 financing.  Except for the securities that were issued in the August 2009 private placement, upon exercise of rights granted in the August 2009 private placement or shares of common stock that were issued in the February 2010 and May 2010 private placementsor upon conversion of the series A preferred stock, none of the selling shareholders holds any of our securities.

Except as expressly provided in the certificate of designation relating to the series A preferred stock or the warrants, no holder of the series A preferred stock or warrants may convert the series A preferred stock into shares of common stock or exercise the warrants to the extent that such conversion or exercise would result in beneficial ownership by such investor and its affiliates of more than 9.99% of the then outstanding number of shares of common stock on such date. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. These provisions limit the ability of the holders of the series A preferred stock and warrants to convert their shares of series A preferred stock and exercise their warrants. These provisions do not affect Silver Rock II or Celenian Appreciation Fund since the total number of shares beneficially owned by each of them is less than 9.99% of the outstanding stock. As the number of outstanding shares of common stock increases, whether upon conversion of the series A preferred stock or exercise of warrants or for any other reason, the number of shares which could be issued under this limitation will increase. In the event that any holder of the series A preferred stock or the warrants issued in the August 2009 private placement transfers its shares of series A preferred stock or warrants, the transferee, if it is not an affiliate of the transferor, would be subject to a separate 9.99% limitation.

None of the selling shareholders has, or within the past three years has had, any position, office or material relationship with us or with any of our predecessors or affiliates.  None of the selling shareholders or any of their affiliates are affiliates or associates of any broker-dealer.

Private Placements with Selling Shareholders

Pursuant to a series A convertible preferred stock and warrant purchase agreement dated August 7, 2009, among us and the selling shareholders, we issued and sold to the selling shareholders, for $1,000,000 the following securities:

Name	Shares of Series A Preferred Stock	Common Stock Issuable upon Conversion of Series A Preferred Stock	$0.14 Warrants	$0.25 Warrants
T Squared Investments LLC	700,000	7,952,000	7,000,000	7,000,000
Silver Rock II, Ltd.	150,000	1,704,000	1,500,000	1,500,000
Celenian Appreciation Fund	150,000	1,704,000	1,500,000	1,500,000
	1,000,000	11,360,000	10,000,000	10,000,000

In addition, the selling shareholders received an option, which was exercisable until February 10, 2010, to purchase up to the same number of shares of series A preferred stock that were issued at the closing.  These option were exercised in December 2009 and January 2010, and we issued a total of 1,000,000 shares of series A preferred stock to the selling shareholders, with each selling shareholder purchasing the number of shares listed after its name under the heading “Shares of Series A Preferred Stock.”  Since, at the date the options were exercised, we had only 1,000,000 authorized shares of series A preferred stock, the options were exercised subject to our amending the certificate of designation to increase the number of authorized shares of series A preferred stock to 2,000,000 shares.  Such amendment was filed with the Secretary of State of the State of Nevada on May 17, 2010.

On February 8, 2010, we sold to T Squared Investments, T Squared China Fund, Celenian Appreciation Fund and Ikro Yoon a total of 4,167,000 shares of common stock for a purchase price of $0.12 per share, for a total of $500,000.

On May 27, 2010, we completed a $3.4 million private placement pursuant to which we issued 17,000,000 shares of common stock at a purchase price of $0.20 per shares.  T Squared Investments purchased 2,000,000 shares of common stock for $400,000 in the private placement.  The issuance of these shares did not result in an adjustment in the exercise price of the warrants held by the selling shareholders under the terms of the warrants.

During 2010, T Squared Investments converted a total of 440,142 shares of series A preferred stock into 5,000,013 shares of common stock and Celenian Appreciation Fund converted 150,000 shares of series A preferred stock into 1,704,000 shares of common stock.

The following table sets forth information as to the shares of common stock beneficially acquired by all of the selling shareholders during the period from August 2009 through May 2010:

	Shares Issued or Issuable on Conversion of Series A	Shares Issuable on Exercise of		Shares Issued in February and
Name	Preferred Stock	$0.14 Warrants	$0.25 Warrants	May 2010 Financings2	Total
T Squared Investments LLC	15,904,000	7,000,000	7,000,000	4,916,900	34,820,900
Silver Rock II, Ltd.	3,408,000	1,500,000	1,500,000	0	6,408,000
Celenian Appreciation Fund	3,408,000	1,500,000	1,500,000	416,700	6,824,700
	22,720,000	10,000,000	10,000,000	5,333,600	48,053,600

1
The shares of common stock issued or issuable on conversion of the series A preferred stock reflects, with respect to T Squared Investments, 5,000,013 shares of common stock which were issued on conversion of series A preferred stock and 10,903,987 shares issuable on conversion of  outstanding series A preferred stock, and with respect to Celenian Appreciation Fund, 1,704,000 shares issued upon conversion of series A preferred stock and 1,704,000 shares issuable upon conversion of outstanding series A preferred stock.

2	The shares of common stock issued in the February and May 2010 financings represent, with respect to T Squared Investments, 3,875,150 shares of common stock owned by T Squared Investments and 1,041,750 shares of common stock owned by its affiliate, T Squared China Fund. The shares issued to Celenian Appreciation Fund do not include 833,400 shares sold to Ikro Yoon, the managing member of Celenian Capital, which is the general partner of Celenian Appreciation Fund.

Pursuant to the purchase agreement relating to the August 2009 private placement, in addition to the foregoing, we agreed that:

•
By August 7, 2010, or earlier if our common stock is listed on a national stock exchange, we would have a board of directors with a majority of independent directors and audit and compensation committees which meet the requirements of the Nasdaq Stock Market.

•	By August 7, 2010, we would have appointed a chief financial officer who is bilingual and competent in US GAAP auditing procedures and compliance.

•
We would maintain our listing on the OTC Bulletin Board or a national stock exchange; provided that if we are not so listed, as long as the investors owned series A preferred stock, we would pay the investors, as liquidated damages, an amount equal to 1% of the purchase price per month, which is $10,000 per month if all of the shares of series A preferred stock are then outstanding, until the stock is again listed on the OTC Bulletin Board or a national stock exchange.

•
We would cancel any outstanding preferred stock and, prior to August 7, 2012, not issue additional shares of preferred stock, other than pursuant to the purchase agreement or sales at a price of $0.135 per share on an as-converted basis.

•	We would have outstanding convertible debt converted into either a straight loan with a reasonable payment schedule or converted into common stock at a price of not less than $0.085 per share.

•
With certain exceptions, if, prior to August 7, 2011, we issue stock at a price less than the conversion price of the series A preferred stock, which is currently $0.088 per share, then the conversion price of the series A preferred stock would be reduced to the lower price at which such shares were sold. Pursuant to an agreement dated September 24, 2010, the purchase agreement was amended to delete this provision.

•
If our net income for 2009, as defined, is less than $0.045 per share on a fully-diluted basis, then the conversion price will be reduced by the percentage shortfall, subject to a maximum reduction of 40%.  Our net income for 2009, as defined, exceeded this threshold and no adjustment was made pursuant to to this provision, and, pursuant to an agreement dated September 24, 2010, the purchase agreement was amended to delete this provision.

•	We paid $45,000 to T Squared Investments for its due diligence.

Each share of series A preferred stock is convertible into 11.36 shares of common stock.

The holders of the series A preferred stock have no voting rights except as required by law or as expressly provided in the certificate of designation.  The certificate of designation relating to the series A preferred stock provides that, as long as any shares of series A preferred stock are outstanding, we shall not, without the affirmative approval of a majority of the holders of the series A preferred stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the series A preferred stock or alter or amend the certificate of designation relating to the series A preferred stock, (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon a liquidation senior to or otherwise pari passu with the series A preferred stock, or any of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the series A preferred stock, (c) amend our articles of incorporation or other charter documents in breach of any of the provisions hereof, (d) increase the authorized number of shares of series A preferred stock, or (e) enter into any agreement with respect to the foregoing; provided, however, that any creation or authorization of another series of junior securities shall not be deemed to adversely affect such rights, preferences, privileges of voting powers.

The certificate of designation for the series A preferred stock prohibits us from paying dividends on our common stock or redeeming common stock while any shares of series A preferred stock are outstanding.

In the event of our liquidation, dissolution or winding up, the holders of the series A preferred stock are to receive a payment of $1.00 per share of series A preferred stock before any distribution is made to the common stock or any securities junior to the series A preferred stock upon liquidation, dissolution or winding up. See “Description of Capital Stock – Series A Preferred Stock” for information concerning the rights, preferences, privileges and limitations applicable to the series A preferred stock.

The warrants have exercise prices of $0.14 as to 10,000,000 shares and $0.25 as to 10,000,000 shares.  This prospectus covers the 20,000,000 shares of common stock issuable upon exercise of these warrants.  The warrants may be exercised at any time prior to the August 7, 2014 expiration date.  In the event that, prior to August 7, 2011, we issue common stock at a price less than the exercise price, the exercise price of the $0.14 warrants is reduced to the consideration received by us for the issuance of the shares.  The selling shareholders, who are the sole holders of the warrants, waived the provision relating to an adjustment for sales at a lower price in connection with the February 2010 private placement.   As originally issued, the warrants contained protective provisions which would result in a reduction in the exercise price of the warrants in  the event that we issue common stock at a price or convertible securities at an exercise or conversion price  which is less than the exercise price.   Pursuant to an agreement dated September 24, 2010, the warrants were amended to delete this provision.

The warrants also give us the right to force exercise of the warrants if the underlying stock is registered under the Securities Act of 1933 and the per share market price for the common stock, for each of the 30 days prior to the date we exercise this right is $0.50, in the case of the $0.25 warrants, and $0.30, in the case of the $0.14 warrants.

The certificate of designation and the warrants provide that those securities may not be exercised or converted if such conversion or exercise would result in the holder and its affiliates having beneficial ownership of more than 9.99% of our outstanding common stock. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. These sales may be made at fixed or negotiated prices. The selling shareholders cannot predict the extent to which a market will develop or, if a market develops, what the price of our common stock will be. If a public market develops for the common stock, the selling shareholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. Subject to the foregoing, the selling shareholders may use any one or more of the following methods when selling or otherwise transferring shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including gifts;

•	covering short sales made after the date of this prospectus;

•	pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method of sale permitted pursuant to applicable law.

The selling shareholders may also sell shares pursuant to Rule 144 or Rule 144A under the Securities Act, if available, rather than pursuant to this prospectus.

See “Selling Shareholders” for information concerning the restriction on the right of the holders of the series A preferred stock and the warrants to convert the shares of series A preferred stock and to exercise warrants if such conversion or exercise would result in the holder and his or its affiliates beneficially owning more than 9.99% of our common stock.

Broker-dealers engaged by the selling shareholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. None of the other selling shareholders are affiliates of broker-dealers.

A selling shareholder may from time to time pledge or grant a security interest in some or all of the shares or common stock or warrant owned by them and, if the selling shareholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling shareholders may, after the date of this prospectus, also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge their common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. In the event of a transfer by a selling shareholder of the series A preferred stock, warrants or the common stock issuable upon conversion or transfer the series A preferred stock or warrants other than a transfer pursuant to this prospectus or Rule 144 of the SEC, we may be required to amend or supplement this prospectus in order to name the transferee as a selling shareholder.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling shareholders and any other persons who are involved in the distribution of the shares of common stock pursuant to this prospectus.

We may be required to amend or supplement this prospectus in the event that (a) a selling shareholder transfers securities under conditions which require the purchaser or transferee to be named in the prospectus as a selling shareholder, in which case we will be required to amend or supplement this prospectus to name the selling shareholder, or (b) any one or more selling shareholders sells stock to an underwriter, in which case we will be required to amend or supplement this prospectus to name the underwriter and the method of sale.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

MARKET FOR COMMON STOCK AND SHAREHOLDER MATTERS

Market Information

Our common stock is quoted on the OTC Bulletin Board under the symbol SGLA. Our stock was previously quoted under the symbol HRYC. The following table sets forth the high and low bid price of our stock by quarter from January 1, 2008 through November 30, 2010, as reported by otcbb .com. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

	2008		2009		2010
	High	Low	High	Low	High		Low
First quarter	$0.005	$0.005	$0.30	$0.09	$0.35		$0.20
Second quarter	0.005	0.002	0.10	0.08	0.45		0.20
Third quarter	0.004	0.002	0.25	0.04	0.32		0.18
Fourth quarter	0.040	0.040	0.40	0.04	0.35	1	0.20	1

1	The price range for the fourth quarter of 2010 reflects sales through November 30, 2010.

On  December 8 , 2010, the last reported sales price for our common stock was $ 0.25 per share.

On  November 30, 2010, we had approximately  290 holders of our common stock.

We have not paid dividends since our inception. The certificate of designation for the series A preferred stock prohibits us from paying dividends on our common stock or redeeming common stock while any shares of series A preferred stock are outstanding.  Any future decisions regarding dividends will be made by our board of directors.  We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

At November 30, 2010, we had the following shares of common stock reserved for issuance, based on the respective conversion rates and exercise prices in effect on that date:

•	16,015,987 shares of common stock issuable upon conversion of series A preferred stock.

•	25,569,635 shares of common stock issuable upon exercise of outstanding warrants.

In December 2010, we purchased outstanding warrants to purchase a total of 18,175,757 shares of common stock for $363,515.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of the results of our operations and financial condition should be read in conjunction with our financial statements and the related notes, which appear elsewhere in this prospectus. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ from results discussed in the forward-looking statements, see “Forward Looking Statements.”

Overview

We are engaged in the wholesale distribution, marketing and sales of premium fruits in China. Our main products include Fuji apples, emperor bananas and tangerine oranges.  We purchase our products directly from farming cooperative groups to whom we provide varying degrees of farming, harvesting and marketing services.  Almost all of our products are sold by us at the Guangdong Yun Cheng wholesale market and the Beijing Xin Fadi agricultural products wholesale market, two major markets for the sale of agricultural products in their respective areas, where we lease space to sell our produce.  We sell to trading agents who sell our products to customers in and around the provinces in which the produce is grown.

We have recently introduced a line of vegetable products, which we process and distribute to end users. However, our revenue from vegetables has been nominal through  September 30 , 2010.

Fruits, such as apples, bananas and oranges, as well as vegetables are considered staples in the Chinese diet, similar to rice and meat, and historically, demand for these products has not fluctuated with the ups and downs of the general economy. As a result, we have not yet seen a significant decline in our business from the recent economic downturn and the global credit crisis. However, if economic conditions further deteriorate, including business layoffs, downsizing, industry slowdowns and other similar factors that affect our distributors, customers, suppliers, farmers and creditors, we could see a reduction in the demand for our products which could have a material adverse effect on our business operations. Since we promote our products as premium foods, in troubled economic times, consumers may purchase cheaper fruits and vegetables rather than our products, which could affect both our revenue and our gross margin.

All fruits and vegetables are perishable, and are subject to spoilage if they are not delivered to market in a timely manner.  Our ability to both purchase and sell produce is dependent upon a number of factors which are not under our control.  Severe weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes or pestilence, may affect our ability both to purchase products and to sell our products at the wholesale markets.  Under these conditions, we may incur a higher cost of cold storage with no assurance that, even in the best conditions, spoilage cannot be avoided.

Since weather conditions are not uniform throughout China, our competitive position may be impaired if our competitors are able to deliver produce to market at a time when we are not able to make deliveries, either because we are unable to purchase the produce or because we are unable to bring the produce to market.

Agricultural products generally are subject to disease, blight and infestation by insects. Our revenue during 2009 was affected by a fruit insect disease which affected sales of our tangerine oranges. Any disease, blight or infestation that affects our produce could materially impair our ability to generate revenue from the affected fruit.

We have long-term arrangements to purchase produce from five farming cooperatives.  If we are not able to purchase our produce from these farmers, whether because of a shortage, because of transportation conditions which may delivery of produce difficult, because of government regulations or otherwise, we may be unable to purchase produce from other co-ops or farmers, and if we are able to purchase produce, our costs may be greater, which could impair our gross margins.

Substantially all of our produce is grown by farming cooperatives on land which we lease pursuant to 25-year lease and development agreements which we entered into during the period from 2005 to 2010.  All of these leases were entered into with the farmers who held the land use rights from the government.  The farming cooperatives consist of many farmers who held the land use rights.  Pursuant to these agreements, as of  September 30 , 2010, we had paid a total of $24. 4 million to the holders of the land use rights, who are not affiliated with us, and the farmers agreed to manage the land and plant the crops and we received a priority right to purchase the crops at fair market price.  The farming cooperatives do not pay us rent for the land.  We amortize our up-front lease payments over the life of the leases.  The amortization of our lease payments is included in cost of goods sold.

Commencing in the first quarter of 2010, we began to export food products, with our initial export sales being made to Australia.  To date, revenue from exports has not constituted more than a nominal portion of our revenue.

We are in the process of constructing a new 330,000 square foot distribution  hub in the Guangdong wholesale market  for the distribution of foods which we believe are high-quality foods .  We believe that our hub will be the first hub in the PRC to provide wholesale and retail customers with the ability to purchase a wide variety of high quality foods in one location.    At our distribution hub, we will provide space for produces to sell their products to the public, for which we will receive a rental fee based on the space used and a management fee based on the producers’ revenues and we will sell imported products, primarily organic products, which we consider to be premium products, which we will purchase in the international market and sell at the distribution hub.  We do not anticipate that we will sell our present produce at the distribution hub.

As of November 30, 2010 , we had paid approximately $ 10.8 million in connection with the construction of this hub from cash generated by our operations and from funds which we raised in 2009 and 2010.  We anticipate that we will be able to complete the construction of the distribution  hub and begin the operations of the facility in 2011.   We anticipate that the total investment to launch this business will be $ 18 million, which includes construction costs of approximately $ 12 million, with approximately $4 million auxiliary facilities, such as refrigerated cold-storage trucking capabilities and air conditioning, and $2 million for initial inventory of new products.  On an ongoing basis, we believe that we will need to maintain inventory in the range of $4 million.

After we establish our distribution hub, we  may seek to  market our products directly to supermarkets and other retail stores.  We anticipate that some of the retail markets will purchase our products at our distribution hub while others will require us to deliver the foods to them.  In order to develop this business, we will need to expand our marketing effort and establish a delivery system, which may include refrigerated trucks , for the retail customers .

We will require significant additional funding for our distribution hub business. We have no commitments for the funding and our failure to obtain funding will impair our ability to develop this business.  If we are not able to operate the distribution hub, we may not be able to recover our costs, in which event we would include a charge equal to the amount of the unrecovered costs.

While we currently generate sufficient operating cash flows to support our operations, our capital requirements and the cash flow provided by future operating activities, if any, will vary greatly from quarter to quarter, depending on the volume of business during the period and payment terms with our customers.  A significant portion of our revenue growth has resulted from increased land use rights which we lease under long-term leases that require us to pay the rental for the entire lease term at the inception of the lease.  During 2009, we expended approximately $3.4 million to purchase additional leases and in the  nine months ended September 30, 2010 we expended an additional $3.3 million to purchase additional leases . If we are to expand our  produce business, we will continue to lease additional farm land on which our produce can be grown, which will require significant additional capital.

The current uncertainty arising out of domestic and global economic conditions, including the disruption in credit markets  and concerns about inflation in China, as well as our need to restate our audited and interim financial statements and the large number of outstanding warrants , may affect our ability to obtain either debt or equity financing which we may require in order to expand our business. Although our products are considered staples in Chinese consumers’ daily life, and, historically, demand for such staples has not fluctuated with the ups and downs of the general economy, if the current economic situation deteriorates , we could see a more drastic reduction in the demand for our products.  Since we are marketing our products as premium produce, consumers, in a time of economic difficulties, could purchase non-premium produce, which could have a material adverse effect on our business.

Seasonality

Our fresh fruit business is highly seasonal.  Fuji apples are harvested mainly from late August until early November and are sold throughout the year. Tangerine oranges are harvested in late September through late November with the result that we have  nominal sales of tangerine oranges in the third quarter of the year.  Emperor bananas are harvested throughout the year.  They grow in an eight-month cycle, and are cultivated and harvested all year long. As harvested fruits cannot be stored at room temperature for a long time, they must be processed for sale as soon as they are harvested or stored at a cold temperature. As a result, the sales volume for our produce occurs during the harvesting season and for the months following the harvesting season.

We generally experience higher sales in the second half of the year.   Sales in second half of 2009 accounted for approximately 63% of our revenue for 2009, and sales in the second half of 2008 accounted for approximately 59% of our revenue for 2008.  If sales in the second half of the year are lower than expected, our operating results would be adversely affected, and it would have a disproportionately large impact on our annual operating results. Sales of tangerine oranges were nominal during the third quarter of both 2010 and 2009.

Because of the large number of foods products which we plan to distribute or provide space for independent vendors to sell at our proposed distribution hub, there will be many different seasons for the different products.  We cannot predict at this time how the seasonality of the various products we propose to sell will affect our overall profitability.

Taxation

The PRC Enterprise Income Tax Law (EIT) and Implementing Rules impose a unified EIT rate of 25.0% on all domestic-invested enterprises and foreign-invested enterprises, or FIEs, unless they qualify under certain limited exceptions. The law gives the FIEs established before March 16, 2007, such as our subsidiaries Zhuhai Organic and Guangzhou Organic, a five-year grandfather period during which they can continue to enjoy their existing preferential tax treatment. During this five-year grandfather period, the old FIEs which enjoyed tax rates lower than 25% under the original EIT law shall gradually increase their EIT rate by 2% per year until the tax rate reaches 25%. In addition, the FIEs that are eligible for a full exemption and 50% reduction under the original law are allowed to retain their preferential treatment until these holidays expire.

Under the current income tax laws and the related implementing rules, FIEs engaging in agriculture businesses, such as Guangzhou Organic, are entitled to a two-year tax exemption from PRC enterprise income tax, subject to approval from local taxation authorities. Guangzhou Organic is tax exempt for 2008 to 2009 and is entitled to a 50% tax reduction for the three years thereafter. Due to the absence of significant business in 2008, Zhuhai Organic was entitled to tax exemption in 2007, and will be entitled to a one-year tax exemption after the business resumes.  However, Zhuhai Organic did not constitute a significant source of revenue or income in 2009 or 2008.  Currently, pursuant to income tax law, the income tax rate for foreign-capitalized enterprises is 25% and the value-added tax rate is 13%.

Accounting Treatment of Financing Instruments

In April 2008, Organic Region, which was then a privately-owned company, issued, for $500,000, its one-year 18% convertible notes in the principal amount of $500,000 and warrants to purchase common stock after Organic Region effects a going public transaction, which includes a reverse acquisition with a publicly traded shell corporation. These warrants entitle the holders to purchase such number of shares of common stock to be determined by a formula based on a future financing after the reverse acquisition.  The warrants provide that the exercise price is equal to 115% of the lowest cash price paid in a financing, which is defined as the consummation of one or more equity financings by the Company with aggregate proceeds of at least $3,000,000.  As of December 31, 2009, the Company had raised $3,000,000 in financings.  The lowest price paid in these financings was $0.085 per share.  As a result, these warrants entitled the holders to purchase 5,115,090 shares of common stock at an exercise price of $0.09775 per share.   The notes also gave the holders the right to convert the notes into Organic Region’s equity securities if Organic Region did not complete a going public transaction by the maturity date.  Due to variability in the terms of the warrants’ exercise price for which accounting rules preclude them from being considered as indexed to our common stock, the warrants are recorded at fair value, with changes in value reported in the income statement each period. Although the debt was paid in 2009, the warrants remain outstanding.

The 1,000,000 shares of series A preferred stock issued in August 2009 were issued together with warrants and a conversion feature and the 1,000,000 shares of series A preferred stock that was issued in December 2009 and January 2010 were issued with a conversion feature.  As a result, the proceeds received on the transaction were allocated to each applicable component. Any resulting warrant liabilities are recorded at fair value, with changes in value recorded in the income statement each period. Any proceeds allocated to beneficial conversion features on the preferred shares are recorded as a discount on such shares, with a credit to additional paid-in capital. The discounts are then charged immediately to retained earnings as deemed preferred stock dividends pursuant to the terms of the agreement which provide immediate conversion rights.

Restatement of Financial Statements

On August 23, 2010, we concluded, after a review of the pertinent facts, that the previously issued financial statements contained in our annual report on Form 10-K for the year ended December 31, 2009 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2010, September 30, 2009, June 30, 2009 and March 31, 2009 should not be relied upon for reasons set forth in Note 14 of Notes to Consolidated Financial Statements for the year ended December 31, 2009 and Note 12 of Notes to Consolidated Financial Statements for the nine months ended September 30, 2009. This prospectus reflects restated financial statements for the years ended December 31, 2009 and 2008 and the nine months ended September 30, 2009 because of our failure to account properly for the treatment of securities issued in the 2009 and 2008 financings.

Results of Operations

The following table sets forth information relating to our products for the nine months ended September 30 , 2010 and the years ended December 31, 2009 and 2008 (dollars in thousands):

Period	Product	Sales	Percentage	Cost of Sales	Gross Profit
Nine Months Ended September 30 , 2010	Fuji Apples	$ 80,655	85.5%	$72,225	$8,430
	Emperor Bananas	9,784	10.4%	8,553	1,231
	Tangerine Oranges	3,511	3.7%	3,110	401
	Vegetables	363	0.4%	292	72
	Total	$94,314		84,180	$10,134

Year Ended December 31, 2009	Fuji Apples	$92,027	85.2%	$82,258	$ 9,769
	Emperor Bananas	9,872	9.1%	8,618	1,255
	Tangerine Oranges	5,575	5.2%	4,937	638
	Vegetables	572	0.5%	496	76
	Total	$108,045		$96,308	$11,737

Year Ended December 31, 2008	Fuji Apples	$63,682	86.6%	$57,130	6,552
	Emperor Bananas	5,199	7.1%	4,533	666
	Tangerine Oranges	4,289	5.8%	3,767	522
	Vegetables	392	0.5%	395	(3)
	Total	$73,563		$65,825	$7,737

Nine Months Ended  September 30 , 2010 and 2009

The following table sets forth the key components of the results of our operations for the  nine months ended September 30 , 2010 and 2009, in dollars and as a percentage of sales (dollars in thousands):

							Change from Nine
	Nine Months Ended September 30,						Months Ended September 30, 2009 to
	2010			2009			September 30 , 2010
	Amount	Percent		Amount	Percent		Amount	Percent
Sales	$94,314	100.0%		$71,460	100.0%		$22,854	32.0%
Cost of sales	84,180	89.3%		64,033	89.6%		20,147	31.5%
Gross profit	10,134	10.7%		7,427	10.4%		2,707	36.4%
Operating expenses:
Selling expenses	2,182	2.3%		1,565	2.2%		617	39.4%
General and administrative expense	1,544	1.6%		1,446	2.0%		98	6.8%
Salary and wages	664	0.7%		393	0.6%		271	68.9%
Stock compensation	952	1. 0%		-	0.0%		952	2
Total operating expenses	5,342	5.7%		3,405	4.8%		1,938	56.9%
Income from operations	4,791	5.1%		4,023	5.6%		769	19.1%
Other income (expenses)
Interest income (expense), net	2	0.0%		(186)	(0.3)%		188	2
Change in derivative liability	674	0.7%		(252)	(0.4)%		927	2
Loss on debt extinguishment	-	0.0%		(139)	(0.2)%		139	2
Other, net	(7)	( 0.0	) %	(2)	(0.0)%		(5)	(224.1)%
Total other income (expense)	670	0.7%		(579)	(0.8)%		1,249	2
Net income1	5,461	5.8%		3,443	4.8%		2,018	58.6%
Deemed preferred stock dividend	(350)	(0.4)%		--	--		(350)	2
Net income available to common shareholders	5,111	5.4%		3,443	4.8%		1,668	48.4%
Comprehensive income:
Net income1	5,461	5.8%		3,443	4.8%		2,018	58.6%
Foreign currency translation gain (loss)	657	0.7%		(167)	( 0.2	) %	817	(510.5)%
Comprehensive income	6,118	6.5%		3,284	4.6%		2,835	86.3%

1
Pursuant to the tax laws of the PRC, no income tax was due with respect to   the nine months ended September 30, 2010 or 2009 .  If income tax were payable at the statutory rate, the net income available to common shareholders would have been   approximately $3.7 million for the nine months ended September 30, 2010 and approximately $2.6 million for   the nine months ended September 30, 2009.

2        The percentages were not included since they do not provide meaningful information.

Sales. Sales increased $ 22.9 million, or 32.0%, to $ 94.3 million in the nine months ended September 30, 2010 (the “ September 2010 period ”) from $ 71.5 million in the nine months ended September 30, 2009 (the “ September 2009 period ”). This increase was mainly due to our expanded plantation bases and supply sources during 2009, as we increased the land which we leased by approximately 4,056 acres during 2009.  The increase primarily reflects increased sales of our Fuji apples, which represented 81.4 % of our sales in the September 2010 period .  Fuji apple sales increased by 29.7 % in the September 2010 period as compared to the September 2009 period , with 93.4 % of this increase being attributable to increased sales volume and 6.6 % to increases in the average sales price , notwithstanding a decrease in the sales price for Fuji apples during the third quarter of 2010 which was reflected in a decline in Fuji sales from the third quarter of 2009 to the third quarter of 2010.  We expect the apple price to increase in the fourth quarter 2010 given lower volumes harvested in 2010. Sales of our emperor bananas increased by 58.7 % in the September 2010 period as compared to the September 2009 period as a result of additional 833 acres new banana farmland leases, and higher demand for bananas in 2010. Sales of our tangerine oranges increased by 30.6 % in the September 2010 period as compared to the September 2009 period. During the September 2009 period, our sales had decreased significantly due to a fruit insect disease which affected sales of our tangerine oranges during the period. This disease did not affect our tangerine oranges during the September 2010 period .

In addition, our sales volume increased by 23,158 tons in the September 2010 period as compared to the September 2009 period because we leased an additional 3,222 acres of land from the farming cooperative that supplies us with Fuji apples, and 833 acres of land from the farming cooperative that supplies us with emperor bananas during the second half of 2009 and the first quarter of 2010.

Cost of Sales. Our cost of sales is primarily comprised of the costs of our produce from our farming cooperatives and, to a significantly lesser extent, the amortization of our long-term lease prepayments relating to the land used by the farming cooperatives. Our cost of sales increased approximately $20.1 million, or 31.5%, to approximately $84.2 million in the September 2010 period from approximately $64.0 million in the September 2009 period, because we increased fruit purchase .

Gross Profit and Gross Margin. Our gross profit increased approximately $2.7 million to approximately $10.1 million in the September 2010 period from approximately $7.4 million in the same period last year. Gross margin was 10.7% for the September 2010 period and 10.4% for the September 2009 period. Our gross margin was relatively stable since it is largely determinate by the margin of the wholesale prices we buy from our suppliers and the reseller price we sell at distribution centers, both of which have remained relatively stable during the September 2010 and 2009 periods .

Selling Expenses. Our selling expenses are comprised of marketing expense, the salaries of our marketing staff, bonus, rent   and other selling expenses .  Our selling expenses increased approximately $0.6 million, or 39.4%, to approximately $2.2 million in the Nine Months ended September 30, 2010 from approximately $1.6 million in the same period last year. As a percentage of sales, selling expenses increased to 2.3 % in the September 2010 period from 2.2% in the September 2009 period. Selling expenses increased due to increased salary expenses, promotion expenses and bonuses related to increased sales .

General and Administrative Expenses. Our administrative expenses increased approximately $0.1 million, or 6.8%, to approximately $1.5 million in the September 2010 period from approximately $1.4 million in the September 2009 period . As a percentage of sales, administrative expenses decreased to 1.6 % in the September 2010 period , as compared   to 2.0% in the September 2009 period. During the first quarter of 2009, we incurred general and administrative expense associated with preparation for the opening of our proposed distribution hub.

Salary and Wages. Our expenses for salary and wages increased by approximately $0.3 million, or 68.9%, to approximately $0.7 million in the September 2010 period from approximately $0.4 million in the September 2009 period. As a percentage of sales, salary and wages expenses increased to 0.7% in the September 2010 period as compared to 0.6% in the September 2009 period due to increased salary.

Stock Compensation. Stock compensation represents the shares of common stock issued to employees and consultants. We did not incur any stock compensation in the September 2009 period. The $1.0 million stock compensation for the September 2010 period represents the fair value of those shares that were issued or issuable during the September 2010 period.

Interest Income (Expense) .  Interest income consists of interest earned on the bank deposits and interest expense for 2009 was driven by the $500,000 convertible debenture we issued in 2008. Interest income was $2,265 in the September 2010 period, compared to interest expense of $185,702 in the September 2009 period.  The interest expense in 2009 reflected the interest expense of $104,800 relating to the $500,000 convertible debentures we issued in April 2008.

Change in Derivative Liability.   Change of derivative liability reflects a change in the value of derivative securities that were outstanding during the period.  Our only derivative security during these periods are warrants which include a provision for a change in the exercise price of the warrant if we sell common stock at a price which is less than the exercise price of the warrants.  We generated income from the change in derivative liability of $674,445 in the September 2010 period compared to expense of $252,149 in the September 2009 period.  The change in fair value, as computed using the Black-Scholes option pricing model, primarily reflected the absence of change in our stock price, which was $0.25 per share at December 31, 2009 and $0.24 at September 30, 2010. Our stock price was $0.09 at December 31, 2008 and $0.08 at September 30, 2009.

Loss on Debt Extinguishment .   In April 2008, Organic Region issued, for $500,000, its 18% convertible debentures in the principal amount of $500,000 and warrants to purchase shares of common stock, with the exercise price and the number of shares to be determined after the completion of a reverse acquisition transaction and the completion of one or more financings generating proceeds of $3 million.  The $500,000 proceeds were allocated between the convertible notes ($361,000) and the warrants ($139,000).  The convertible notes were paid in August 2009, and the $139,000 difference between the $500,000 payment and the $361,000 carrying value of the notes was treated as a loss on debt extinguishment. We had  no comparable transaction in the September 2010 period.

Income before Income Taxes . As a result of the factors described above, our income before income taxes increased approximately $2.0 million to approximately $5.5 million in the September 2010 period, from approximately $3.4 million in September 2009 period. Income before income taxes as a percentage of sales increased to 5.8% in the September 2010 period, from 4.8% in the September 2009 period.

Income Tax .  Since our operating subsidiaries benefited from a tax exemption for agriculture products for 2009 and 2010, we did not incur any income tax liability in 2009 or 2010. Almost all of our income is generated by a variable interest entity owed by Mr. Xiong Luo, our chief executive officer and president, whose financial statements are consolidated with our pursuant to FIN 46R.  If the tax exemption were not in effect and we paid taxes at the statutory rate, our income tax expense would have been $1.4 million for the September 2010 period and $0.9 million for the September 2009 period, and the net effect on earnings per share would have been $0.01 per share (basic and diluted) for the September 2010 period and the September 2009 period.

Deemed Preferred Stock Dividend. As a result of the terms of the series A preferred stock that we issued in the September 2010 period , we generated a $ 350,000 deemed preferred stock dividend, reflecting the amount by which the market price of the underlying common stock on the date of exercise and the purchase price of the common stock issuable upon conversion of the series A preferred stock on an “as if converted” basis .  We did not have any comparable item in the September 2009 quarter.

Net Income Available to Common Shareholders. As a result of the deemed preferred stock dividend , our net income applicable to common stockholders was $ 5.1 million, or $ 0.04 per share (basic ) and $0.03 per share ( diluted)   for the September 2010 period , as compared with $ 3.4 million, or $ 0.04 per share (basic ) and $0.03 per share ( diluted) for the same period of 2009.

Years Ended December 31, 2009 and 2008

The following table sets forth the key components of the results of our operations for the years ended December 31, 2009 and 2008, in dollars and as a percentage of sales (dollars in thousands):

							Change from Year Ended
	Year Ended December 31,						December 31, 2008
	2009 (Restated)			2008 (Restated)			to December 31, 2009
	Amount	Percent		Amount	Percent		Amount	Percent
Sales	$108,045	100.0%		$73,563	100.0%		$34,482	46.9%
Cost of sales	96,308	89.1%		65,825	89.5%		30,483	46.3%
Gross profit	11,737	10.9%		7,737	10.5%		4,000	51.7%
Operating expenses:
Selling expenses	2,581	2.4%		1,631	2.2%		950	58.2%
General and administrative expenses	2,216	2.1%		1,073	1.5%		1,143	106.5%
Total operating expenses	4,797	4.4%		2,704	3.7%		2,093	77.4%
Income from operations	6,939	6.4%		5,033	6.8%		1,906	37.9%
Other income (expenses)
Interest expense, net	(64)	(0.1)%		(134)	(0.2)%		(70)	(52.2)%
Loss on extinguishment of debt	(139)	(0.1)%		--	--		(139)		2
Change in derivative liability	(3,866)	(3.6	) %	(201)	(0.3	) %	(3,665)		2
Other, net	154	0.1%		15	0.0%		139		2
Total other income (expense)	(3,915)	(3.6)%		(319)	(0.4)%		(3,596)		2
Net income1	3,024	2.8%		4,714	6.4%		(1,690)	(35.8	) %
Deemed preferred stock dividend	(650)	(0.6)%		--	0.0%		*		2
Net income available to common shareholders	2,374	2.2%		4,714	6.4%		(2,340)	(49.6	) %
Foreign currency translation gain (loss)	(313)	(0.3)%		778	1.1%		(1,091)	(140.2)%
Comprehensive income	2,711	2.5%		5,492	7.5%		(2,781)	(50.6)%

*  Less than $1,000
______

1
Pursuant to the tax laws of the PRC, no income tax was due with respect to 2009 or 2008.  If income tax were payable at the statutory rate, the net income available to common shareholders would have been $ 1,385,874 for 2009 and $ 3,563,650 for 2008.

2	The percentages were not included since they do not provide meaningful information.

Sales. Sales increased $34.4 million, or 46.9%, to $108.0 million in 2009 from $73.6 million in 2008. This increase was mainly due to our expanded plantation bases and supply sources during 2009 period, as we increased the land which we leased by approximately 8,700 acres during 2009, of which 4,000 acres generated produce during the second half of 2009.  Sales of our Fuji apples increased by 43.7% in 2009 as compared to 2008, with 97% of this increase being attributable to increased sales volume and 3% to increases in the average sales price.  Sales of our emperor bananas increased by 88.9% in 2009 as compared to 2008, with 94% of this increase being attributable to increased sales volume and 6% attributable to increases in the average sales price of these products.  Sales of our tangerine oranges increased by 29.3% in 2009 as compared to 2008, with 81.6% of this increase is attributable to increased sales volume and 18.4% is attributable to increases in the average sales price of these products.  Our sales volume was significantly lower than usual during the first quarter of 2008 as a result of low supplies of Fuji apples due to heavy snow in the regions in which our Fuji apples are grown. During the first quarter of 2009, more favorable weather conditions resulted in increased supplies and increased sales.  In addition, our sales volume increased by an aggregate of 38,500 tons in 2009 because we leased an additional 3,220 acres of land from the farming cooperative that supplies us with Fuji apples, and 833 acres of land from the farming cooperative that supplies us with emperor bananas.  We began generating revenues from sales of products harvested on these newly leased lands in the third quarter of 2009.

Cost of Sales. Our cost of sales is primarily comprised of the costs of our produce from our farming cooperatives and, to a significantly lesser extent, the amortization of our long-term lease prepayments relating to the land used by the farming cooperatives. Our cost of sales increased $30.4 million, or 46.3%, to $96.3 million in 2009 from $65.8 million in 2008. This increase was mainly due to an increase of sales during 2009 and is proportionate to the increase in sales, and also reflects the additional amortization of our long-term leases resulting from the additional land under lease.  Our amortization of our long-term lease prepayments was $0.6 million in 2009 and $0.5 million in 2008.

Gross Profit and Gross Margin. Our gross profit increased $4.0 million to $11.7 million in 2009 from $7.7 million in 2008.  Our gross margin was 10.9% in 2009 and 10.5% in 2008, reflecting a modest increase resulting from our ability to effect price increases in 2009. Although our sales prices and costs remained relatively stable between 2008 and 2009, we cannot predict whether this will continue.  The relationship between our sales prices and costs can be affected by a number of factors, including government regulations, climate and weather conditions, and changes in consumer preferences.

Selling Expenses. Our selling expenses are comprised of marketing expense, the salaries of our marketing staff, bonus, rent   and other selling expense . Our selling expenses increased $1.0 million, or 58.2%, to $2.6 million in 2009 from $1.6 million in 2008. As a percentage of sales, our selling expenses increased to 2.4% in 2009 from 2.2% in 2008.

General and Administrative Expenses. Our general and administrative expenses are comprised of salary of executives, travel expense, office expense, product development, market research, exhibition, audit expense, advisory expense.   Our administrative expenses increased $1.2 million, or 116.3%, to $2.2 million in 2009 from $1.0 million in 2008. As a percentage of sales, administrative expenses increased to 2.1% in 2009, as compared with 1.4% in 2008. The increase in general and administrative expenses also reflects $0.5 million in expenses relating to the reverse acquisition, $0.2 million in increased compensation  and $0.4 million of legal, consulting and other expenses resulting from our status as a public company.

Interest Expense

In April 2008, we issued , for $500,000, our 18% convertible notes in the principal amount of $500,000 and warrants to purchase a number of shares to be determined based on future financings. The interest for the 2009 period   reflects interest on the outstanding notes

Loss on debt extinguishment .  In April 2008, Organic Region issued, for $500,000, its 18% convertible debentures in the principal amount of $500,000 and warrants to purchase shares of common stock, with the exercise price and the number of shares to be determined after the completion of a reverse acquisition transaction and the completion of one or more financings generating proceeds of $3 million.  In January 2009, as part of the reverse acquisition, we assumed the convertible debt along with the obligation to issue the warrants.  In December 2009, we completed raising $3 million in financing and the terms of the warrants were then determined.  The $500,000 proceeds were allocated between the convertible notes ($361,000) and the warrants ($139,000).  The convertible notes were paid in August 2009, and the $139,000 difference between the $500,000 payment and the $361,000 carrying value of the notes was treated as a loss on debt extinguishment. See Note 7 of Notes to Consolidated Financial Statements.

Change in derivative liability .  The $3.9 million change of derivative liability compared for 2009, as compared with to $0.2 million for 2008, representing the change in fair value of warrants outstanding. The change in fair value, as computed using the Black-Scholes option pricing model, primarily reflected the increase in our stock price, which was $0.25 at December 31, 2009 and $0.09 at December 31, 2008.

Tax. Since our operating subsidiaries benefited from a tax exemption for agriculture products for 2008 and 2009, we did not incur any income tax liability in 2008 or 2009.

Net Income . As a result of the factors described above, our net income was $3.0 million for 2009, as compared with $4.7 million for 2008.

Deemed Preferred Stock Dividend .  In August 2009, we issued for $1,000,000 (i) 1,000,000 shares of series A preferred stock, (ii) an option to purchase an additional 1,000,000 shares of series A preferred stock and (iii) warrants to purchase a total of 20,000,000 shares of common stock.   We incurred deemed preferred stock dividend of $650,000 in December 2009 in connection with the exercise of an option to purchase 650,000 shares of series A preferred stock, representing the difference between the market price of the underlying common stock on the date of exercise and the purchase price of the common stock issuable upon conversion of the series A preferred stock on an “as if converted” basis.  With respect to the issuance of the series A preferred stock in August 2009, since all of the consideration received was allocated to the option to purchase preferred stock and the warrants, there was no consideration allocated to the series A preferred stock with the effect that (i) there is no deemed preferred stock dividend with respect to that issuance and (ii) no part of the consideration received is shown as preferred stock on the statement of stockholders’ equity.

Net Income Applicable to Common Stockholders . As a result of deemed preferred stock dividend , our net income per share of common stock for 2009 was $ 2.4 million, or $ 0.03 per share (basic) and $ 0.02 per share (diluted), as compared with $ 4.7 million, or $0.06 per share (basic and diluted) for   2008.

Liquidity and Capital Resources

At September 30, 2010, we had a   working capital deficiency   of approximately $ 678,000, as compared with a working capital deficiency   of approximately $ 3.7 million at December 31, 2009.   Our working capital reflects our investment in   long-term lease prepayments of $3.3 million, advances relating to construction of our proposed distribution hub of $ 9.0 million and equity financings which generated $ 5.8 million. The following table sets forth information as to the principal changes in the components of our working capital (dollars in thousands).

Category			December 31, 2009 to September 30, 2010
	September 30, 2010	December 31, 2009	Change	Percent Change
Current Assets:
Cash and cash equivalents	$1,088	$1,987	(899)	( 45.2%	)
Accounts receivable, net	218	171	47	27.3%
Due from related parties		1	(1)	( 100%	)
Inventories	2	10	(8)	( 77.1%	)
Advances – current portion	572	256	316	123.3%
Other current assets	243	343	(100)	( 29.1%	)
Total current assets	2,124	2,769	(645)	( 23.3%)
Current Liabilities:
Accounts payable and accrued expenses	1,057	1,186	(130)	(11.0%	)
Advances from customers	15	49	(34)	(69.3%	)
Due to related parties	453	3	449	1
Shares to be issued as stock compensation	274	-	274	1
Derivative liability	1,004	5,207	(4,203)	(80.7%	)
Total current liabilities	2,802	6,446	(3,643)	56.5%
Net working capital deficiency	(678)	(3,677)	2,999	( 81.6%	)

1             The percentage is not included since it does not provide meaningful information.

In the September 2010 period , we used $ 2.3 million in operations as compared with the September 2009 period in which we used $ 1.6 million in operations.   Our cash flow from operations reflects $ 6.0 million in construction advances relation to our proposed distribution hub.  For the September 2010 period , we made $3.3 million of   long-term prepayments on our lease obligations, as compared with $ 3.4 million in the September 2009 period .  These expenditures for long-term lease obligations which are payable at the commencement of the lease are reflected in cash flow from operating activities.   Our primary source of funds, other than operations, was the sale of our equity securities, from which we received $3.4 million in 2009 and an additional $6.0 million during the September 2010 period, including $1.0 million that was received in early October 2010 pursuant to an agreement signed on September 29, 2010.  We also received $350,000 from loans from related parties.  During the September 2009 period, we received $2.1 million from the sale of equity securities and we paid $ 0.5 million on a convertible note.  During the September 2010 period, our investing activities consisted of $3.8 million for construction in progress with respect to our proposed distribution hub and $0.2 million for plant, property and equipment .

In 2009, we used $0.8 million in our operations in 2009, as compared with cash flow from operations of $0.1 million in 2008.  Our cash flow from operations for both 2009 and 2008 reflected significant cash expenditures for long-term lease obligations which are payable at the commencement of the lease.  For 2009, cash used in operations included approximately $4.1 million in advances and $3.4 million in long-term prepaid lease obligations.  The principal item in the advances is the payment of approximately $4 million, which represented a payment toward the construction of the distribution hub, which we will be leasing from a non-affiliated party.  The $3.4 million in long-term lease obligations represents the lease payments for the 25-year leases for the land on which our farming cooperatives grow our produce.  Under the terms of the leases, the rent for the full 25 years is payable at the beginning of the lease. For 2008, the long-term lease obligation payments were $7.2 million.  Since these payments are reflected in our cash flow from operations for 2009 and 2008, our operations used $0.8 million in 2009 and generated $0.1 million in 2008.

Cash flow used in investing activities was approximately $0.5 million in 2009 as compared with cash flow used in operations for 2008 of $0.1 million.  The principal investing activity in 2009 was additional property, plant and equipment.  Cash used in investing activities was immaterial for 2008.   For 2009, our cash flow from financing activities was $2.9 million, compared with cash used in financing activities of $0.1 million in 2008, reflecting $0.5 million from the sale of convertible notes and payments of $0.6 million of payments to related parties.

Our primary source of funds, other than operations, was the sale of our equity securities, from which we received $3.4 million in 2009.

In June and July 2009, we borrowed $1.43 million from a group of investors.  Effective August 3, 2009, we entered into two agreements with the noteholders and with another investor who invested $200,000.  Pursuant to these agreements, the notes were cancelled and we issued common stock and warrants as follows:

Pursuant to one agreement, we issued 13,129,410 shares of common stock at a purchase price of $0.085 per share and two-year warrants to purchase 10,145,454 shares of common stock at an exercise price of $0.11 per share.

Pursuant to the second agreement, we issued , for $520,000, (i) 4,333,334 shares of common stock , (ii) two-year warrants to purchase 3,466,666 shares of common stock at an exercise price of $0.15 per share   and (iii) an option to purchase, for $0.12 per share, to 6,500,000 shares of common stock at a purchase price of $0.12 per share and , upon exercise of the option, a warrant to purchase 0.8 shares of common stock at $0.15 per share for each share of common stock issued upon exercise of the option.  During the nine months ended September 30, 2010, we issued, upon exercise of the option, 6,500,000 shares of common stock and warrants to purchase 5,200,000 shares of common stock at $0.15 per share.

On August 7, 2009, we entered into a series A convertible preferred stock and warrant purchase agreement with three accredited investors, who are the selling shareholders, to whom we sold, for $1,000,000, (i) an aggregate of 1,000,000 shares of the series A convertible preferred stock , (ii) five-year warrants to purchase 10,000,000 shares of common stock at $0.14 per share and 10,000,000 shares of common stock at $0.25 per share , and (iii) an option to purchase 1,000,000 shares of   series A preferred stock at $1.00 per share .  The option was exercised in December 2009 and January 2010, and we issued 1,000,000 shares of series A preferred stock for $1,000,000. We paid an aggregate of $50,000 of broker fees in connection with this transaction and an additional $50,000 upon the exercise of the option.  We also reimbursed   one of the investors for $45,000 of due diligence expenses.

In February 2010, we sold to two of the investors in the August 7, 2009 financing and their affiliates, 4,167,000 shares of common stock for $0.12 per share, for a total of $500,000.

In May 2010, we raised $3.4 million from the sale of 17,000,000 shares of common stock at $0.20 per share   pursuant to agreements with two sets of investors.  One group of investors purchased a total of 3,375,000 shares for $675,000 (the “group A investors”) and the other group purchased 13,625,000 shares of common stock for $2,725,000 (the “group B investors”).  On August 30, 2010, the Company entered into an agreement with two investors pursuant to which the Company issued 1,250,000 shares of common stock for $250,000.  In connection with the May and August 2010 financings, we agreed with the investors that:

30

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If, at any time as long as any of the group A investors holds any of the shares of common stock purchased in the financing, we sell shares of common stock or issue convertible securities with an exercise price or conversion price which is less than the price paid in the financing, which was $0.20 per share, we are to issue additional shares to the investors so that the effective price per share is equal to such lower price.  The group B investors and the August 2010 investors have no comparable provision.

●
We would hire a finance manager or chief financial officer with United States public company experience, within 45 days after the closing.  If we fail to meet this covenant, we must pay the group A investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the position is filled.  We have satisfied this covenant.

●
Within 45 of closing, we shall have a majority of independent directors of which two are to be English-speaking and have prior experience with United States public companies.  If we fail to meet this covenant, we must pay the group A investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.  We have satisfied this requirement.

●
Within 120 days of closing with respect to the group A investors and 180 days of closing with respect to the group B investors and the August 2010 investors, we must have sent in the necessary paperwork to apply for a listing on the American Stock Exchange.  If we fail to meet this covenant, we must pay the investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.

●
Within 90 days of closing, we agreed with the group A investors to “conduct a minimum of an eight (8) for one (1) and maximum of ten (10) for one (1) reverse stock split” and we agreed with the group B investors and the August 2010 investors to “conduct a minimum of a six (6) for one (1) and maximum of eight (8) for one (1) reverse stock split.” If we fail to meet this covenant, we must pay the group A investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.

On September 29, 2010, we entered into an agreement to sell 5,000,000 shares of common stock for $0.20 per share, for a total of $1,000,000.  The offering costs were $31,000.  Pursuant to the purchase agreement, we agreed with the investors that:

●
If, as any time as long as any investor holds any of the shares of common stock purchased in the financing, we sell shares of common stock or issues convertible notes or convertible preferred stock at a price or with a conversion price which is less than the $0.20 price paid in the financing, we are to issue additional shares to the investors so that the effective price per share is equal to such lower price.

●
Within 120 days of closing, we must have sent in the necessary paperwork to apply for a listing on the American Stock Exchange.  If we fail to meet this covenant, we must pay the investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.

●
Within 90 days of closing, we agreed with to “conduct a minimum of an eight (8) for one (1) and maximum of ten (10) for one (1) reverse stock split.” If we fail to meet this covenant, we must pay the investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.

We believe that our cash flow from operations will provide us with sufficient funds to enable us to continue our basic operations, including the purchase of additional land use rights for growing our produce. In the past, we have leased farmland for periods of 25 years on terms which required us to make all of the lease payments at the inception of the lease, which has required us to make significant cash outlays in the past. These payments were approximately $3.3 million in the September 2010 period , $3.4 million in the 2009 and $7.2 million for 2008 and the funding for these leases was generated from our operations.

As of September 30, 2010, we had advances approximately $ 9.0 million in the construction of our proposed distribution hub , which amount had increased to $10.8 million at November 30, 2010.   Upon completion of the construction, the construction cost advances will be reflected as leasehold improvements and amortized over the 18 year term of the lease.  We estimate our total initial costs of this operation to be approximately $ 18 million, which includes construction costs of approximately $ 12 million, with approximately $4 million for auxiliary facilities, such as a cold storage facility as part of the distribution hub and refrigerated trucking capabilities, and $2 million for initial inventory.  On an ongoing basis, we believe that we will need to maintain inventory in the range of $4 million.

We will need to raise a substantial amount of capital from equity or debt markets, or to borrow funds from local banks, in order to complete the construction of our hub, launch and operate our proposed distribution hub business and maintain inventory.  However, there is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required capital.  Currently, the capital markets for small capitalization companies are difficult and banking institutions have become stringent in their lending requirements.  Accordingly, we cannot be sure of the availability or terms of any third party financing, and any financing that may be available may be on terms which are not favorable to us and our shareholders and may result in significant dilution to our shareholders.  In addition, if our outstanding warrants are not exercised, the presence of such a large number of warrants combined by the lack of an active trading market in our stock may impair our ability to raise capital in the equity markets.  Although we are seeking equity and debt financings to provide us with the funds we require to construct and operate our proposed distribution hub, as of the date of this prospectus, we do not have any formal or informal agreement or understanding with respect to any transaction which would provide us with the necessary cash.  The failure to obtain funding when required could significantly impair our ability to develop this business.

To the extent that we can generate funds from the sale of our equity and debt securities, our first priority is the completion and operation of the distribution hubs.  To the extent that we are not able to generate funds from the sale of debt or equity securities, we will limit the expansion of our fruit business to land which we can purchase from our cash flow from operations   and we may have to delay the completion or implementation of our distribution hub.

 Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Accounts Receivable – Our policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.

Inventories – Inventories are valued at the lower of cost (determined on a weighted average basis) or market value. Management compares the cost of inventories with market value and an allowance is provided to reduce the value of inventories to their net market value.

Impairment – We apply the provisions of ASC 360-10 (originally issued as FAS No. 144).  AC 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. We test long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of potential impairment, and then we compare the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, we measure the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate we utilize to evaluate potential investments. We estimate fair value based on the information available in making whatever estimates, judgments and projections are considered necessary.

Revenue Recognition – Our revenue recognition policies are in compliance with ASC 605 (originally issued as Staff Accounting Bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue. Revenues from the sale of products are recognized at the point of sale of our products. Discounts provided to customers by us at the time of sale are recognized as a reduction in sales as the products are sold. Discounts provided by vendors at the time of purchase are recognized as a reduction in inventory cost as the products are delivered. Sales taxes are not recorded as a component of sales. The “Cost of Good Sold” line item of the Consolidated Statements of Income includes product costs and the amortization of the long-term leases on which the products are grown and for which the full payment was made by us at the commencement of the lease. Discounts provided to us by vendors at the time of purchase are recognized as a reduction in inventory cost as the products are delivered. All other costs, including warehousing costs, transportation costs; salaries, rent expense and depreciation expense, are shown separately in selling expenses or general and administrative expense in our consolidated statements of income.

Foreign Currency Translation – We use United States dollars for financial reporting purposes. The United States dollar is the functional currency of the parent company, Sino Green Land Corp. Our subsidiaries maintain their books and records in their functional currency - RMB, which is currency of China, where all of our operations are conducted. Such financial statements were translated into United States dollars in accordance with ASC 830 (originally issued as SFAS No. 52, “Foreign Currency Translation”). According to ASC 830, all assets and liabilities are translated at the current exchange rate on the balance sheet date, shareholder’s equity are translated at the historical rates and income statement and cash flow items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with ASC 220 (originally issued as SFAS No. 130, “Reporting Comprehensive Income”) as a component of shareholders’ equity.

New Accounting Pronouncements

In February 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update (ASU) 2010-09 to amend ASC 855, Subsequent Events. As a result of the ASU, we are not required to disclose the date through which management evaluated subsequent events in the financial statements - either in originally issued financial statements or reissued financial statements.

In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades - a consensus of the FASB Emerging Issues Task Force.  The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  Earlier application is permitted.  The ASU clarifies the question of whether options granted to our Chinese employees which are denominated in United States dollars should be treated as equity or as a liability.  The ASU provides that such options may be treated as equity if they are otherwise qualified for treatment as equity.  We have adopted ASU 2010-13 as of October 1, 2010.  We do not expect the provisions of ASU 2010-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

See Note 2 of Notes to Consolidated Financial Statements for the nine-months ended September 30, 2010 with respect to other recent accounting pronouncements, none of which have a material effect upon our financial statements.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

BUSINESS

Our Industry and Market Trends

Background

The rapid economic expansion experienced in China in the recent decade brought more income to Chinese consumers and enabled higher consumer spending. We see this trend through the rising number of supermarkets operating in China and their total sales. Studies have shown that as the living standard of an urban population increases, consumers consume more fruits on a per capital basis. A recent USDA Economic Research study, Consumer Demand for Fruit and Vegetables: the U.S. Example, by Susan L. Pollack, concluded that fruit and vegetable consumption in high income countries was more than two and one-half times that of low income countries.  This report is available at http://www.ers.usda.gov/publications/wrs011/wrs011h.pdf.  The latest USDA data, in China Agricultural and Economic Date: National Data Results, shows urban per capita consumption of fruits and melons at 54kg in 2008 and 60kg in 2007.  This information is available at http://www.ers.usda.gov/data/china/NationalResults.aspx?DataType=2&DataItem=104&StrDatatype=Urban+per+capita+consumption&ReportType=0 However, this is still low compared to the level of fruit consumption of 123kg/yr in the United States.  We believe that there is still much room for growth of fruit consumption in China.

In terms of the absolute size of the market, a 2007 National Bureau of Statistics of China report on the world fresh food market estimated that China’s total fruit production was 94 million tons in 2007, representing approximately 19% of an estimated global production of 500 million metric tons for that year.  Of China’s production volume, China exported only about 1.5 million tons, so the vast majority of its production was consumed domestically.  This information is available at http://www.stats.gov.cn/tjsj/qtsj/gjsj/2008/t20090611_402564939.htm.   Thus, the vast majority of China’s fruit production was consumed domestically.

Industry Structure

Prior to 1984, the fruit industry in China was subject to state controlled pricing and distribution.  Although fruit production developed rapidly and features varied categories and configurations, the PRC’s fruit production structure still lagged far behind other industries in the following three aspects:

•	Apples, oranges and pears accounted for a large proportion of total domestic fruit production (at approximately 63.5%), but lacked high-end and rare categories.

•
The domestic fruit harvest period was clustered in the fall months; oranges mature mainly in November and December and a few categories of fruits matured before October. The supply of fruits was therefore too concentrated during a short period.

•	Fruit storage methods only allowed for the storage of less than 30% of total fruit production and mechanical processing methods could only store 10% of total production.

In 1984, the PRC government began to implement a system of reforms in the industry which transformed the industry from a fully state oriented structure to a market oriented structure, from state oriented pricing to market oriented pricing, and from state controlled distribution to multi - channel distribution.  These changes not only greatly mobilized and enthused fruit farmers and promoted the development of fruit production, they also increased the income of farmers and resulted in more variation in the vegetables available to residents.

These reforms led to the development of planting and storage technologies which enabled consumers to purchase their fruits all year round and in small amounts, rather than purchase all their demand at one time and only when fruits were in season. The reforms also led to the introduction of multiple transportation channels and the opening up of new markets across China.  As a result, consumers have access to fruits from all regions in China and are no longer limited to locally produced fruits.

In addition, the improvement of people’s living standards in the PRC has led to more attention being paid to the link between healthy foods and long lives. This trend has stimulated the consumption of substances that promote health, including fresh fruits and vegetables, and the transition of fresh fruits in China from a luxury to a necessity.  We expect that this increase in demand is leading to good prospects for the whole fruit and vegetable industry.

Our Growth Strategy

Our long-term growth plans include both the expansion of our present distribution business and the development and implementation of our proposed distribution hub, which is described under “Business – Proposed Distribution Hub.”

As a company that seeks to market premium specialty fruit, we believe we are well positioned to capitalize on future industry growth in China. We believe that our produce can be treated as premium fruit because we have been successfully marketing our produce at premium prices because of the overall quality of our produce.  We are dedicated to providing healthy and high nutritional premium specialty fruit and vegetables.  We intend to implement the following strategic plans to take advantage of industry opportunities and our competitive strengths:

•
Strengthen and expand our supply sources.  We believe that a steady supply of premium specialty fruits is crucial to our future success.  Currently, we have built strong relationships with three plantation bases in Shaanxi, Guangdong, and Guangxi Provinces. We intend to further strengthen our existing cooperative relationships with our plantation bases and plan to expand our supply sources by securing more first priority purchase rights with suppliers across China. Thus, in order to expand, we need to purchase the long-term leases, which have a significant up-front cost.

•
Expand our distribution network to increase the prevalence of our products nationwide.  Our current sales depend heavily on our regional distributors and their network. To support our rapid growth in sales, we plan to further expand our distribution network by leveraging our steady and expanding supply sources and capture the higher margin business of sales to retail stores and super markets.

•
Expand the fruits that we sell to satisfy different customer preferences. We currently focus on apples, bananas and oranges because they are the best selling fruits in the world.  However, we constantly evaluate our product line and seek to adapt to changing market conditions by updating our products to fulfill market needs. Currently, we are testing a few new fruits, such as pears.  Additionally, we recently introduced a new product, sweet corn, and we have started a test plantation for the sweet corn. Revenue from sweet corn accounted for less than 1% of our revenue for 2009.

Proposed Distribution Hub

We are in the process of constructing a new 330,000 square foot hub in the Guangdong Yuncheng wholesale market for the distribution of foods which we believe are high-quality foods.  We believe that our hub will be the first hub in the PRC to provide wholesale and retail customers with the ability to purchase a wide variety of high quality foods in one location.  At our distribution hub:

We will provide space for produces to sell their products to the public, for which we will receive a rental fee based on the space used and a management fee based on the producers’ revenues.

We will sell imported products, primarily organic products, which we consider to be premium products, which we will purchase in the international market and sell at the distribution hub.  We do not anticipate that we will sell our present produce at the distribution hub.

In determining which foods are to be sold in our distribution hub, we will seek to provide space to producers who are:

Members of the China Green Foods Association, who sell more than 17,000 green food items. Green foods are foods that are not organic but which meet standards set by the China Ministry of Agriculture.

Producers of organic foods, which have been certified as organic by an independent laboratory which we will designate. Organic foods are foods which are produced without the use of pesticides or other chemicals.

Producers of food which is labeled as “pollution-free” in compliance with applicable government regulations after being tested at an independent laboratory which we will designate. The government sets forth specific technical requirements relating to the production and content of the foods, which standards limiting content of harmful substances and approves the use of the “pollution-free” mark.

Through November 30, 2010, we had paid approximately $10.8 million toward the construction of this hub using cash generated by our operations and from funds which we raised in late 2009 and 2010.   Pursuant to the terms of our lease for the hub, the landlord has the obligation to construct the facility, but we are required to advance funds to the landlord for the construction.   We expect to complete the construction of the hub and to begin to operate.  We anticipate that the total investment to launch this business will be $18 million, which includes construction costs of approximately $12 million, with approximately $4 million auxiliary facilities, such as refrigerated trucking capabilities and air conditioning, and $2 million for initial inventory of new premium imported products.

We expect that the food items   sold in the distribution hub will include fruits and vegetables, rice and other grains, meat, eggs and oil .   Some of these foods will be certified as green foods by the Green Food Development Center. Green food is a Chinese certification program for food.  The China Green Food Development Center, an agency of the Ministry of Agriculture, is responsible for establishing the green food standards and granting the green food certification .

 In general, in order for a food product to obtain green food certification, it must meet four conditions.

•	It must be grown in a good ecological environment. The quality of the soil, air and water must meet the environmental requirements for the area in which the foods are grown.

•	The production process for green foods must comply with the green food production technical standards, relating to such matters as pesticides, fertilizers, veterinary drugs, feed and food additives.

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The food products must be tested by an authorized testing organization.  The physical and chemical (heavy metals, pesticide residues and veterinary drug residues and microbiological indices must meet the green food product standards.

•	The packing of the green food product, including the use of the green food logo, must meet the requirements for green food packaging.

Information on the Green Food Development Center is available at http://www.greenfood.org.cn/sites/GREENFOOD/; however, information on that website is not provided by us and does not constitute a part of this prospectus.

In developing this business we will require agreements with each vendor.  We anticipate that we will enter into agreements with each supplier   which provide for the vendor to pays us a rental for the right to occupy space in the distribution hub and a management fee for management services.  We anticipate that we will be paid both a fixed fee and a variable fee based on the vendor’s revenues.  Thus, we anticipate that most of our revenue from our proposed distribution hub will be generated by the fees paid by the vendors who sell products at our distribution hub, with a significant percentage of our revenues from the distribution hub being based on the revenue of the vendors who occupy space at the distribution hub.

We will be seeking to import and sell at our distribution hub a line of imported food products which we think can be sold at premium prices.  We anticipate that that most of the products we sell will be organic products, but may also include other products that are consistent with the quality of products that are being offered at the distribution hub .  We anticipate that our initial cash requirement for inventory will be approximately $2 million and that we will normally have an inventory of approximately $4 million.

Our Present Products

Our main products are Fuji apples, which accounted for more than 85 % of our revenue in   the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, emperor bananas and tangerine oranges, which are high-quality variations of apples, oranges and bananas. We are also engaged, to a lesser extent, in the wholesale distribution of a variety of vegetables, including tomatoes, cauliflower, cucumber, lettuce, spinach, leek, celery, peppers, Chinese cabbage, carrots, loofah, pumpkin, bitter gourd, white gourd, gherkin and yams.

Fuji Apples – Fuji apples, which comprised 85.5 % of our sales in the nine months ended September 30, 2010, 85.2% of our sales in 2009 and 86.6% of our sales in 2008, are very popular in China because of their crispness and taste. They are also treated as a high-end product. The output for the Fuji apple in China was about 18 million tons in 2008.  Fuji apples have a long storage period and are easy to transport.  At September 30, 2010, we leased more than 16,200 acres of Fuji apple plantations and plan to expand our land base in the near future.  During 2009, our 13,706 acre Fuji apple plantation base in Yan’an, Shaanxi Province, had an output of approximately 104,000 tons, which accounted for approximately 0.35% of the Fuji apple market in China.

Emperor Bananas – The emperor banana derives its name from its appealing outer appearance and delicious taste.  It is considered to be a premium item in China and is priced about two to two and a half times the price for normal bananas.  The emperor banana originated in Thailand and is new to China.  Historically, Wanqingsha Town in Nansha District in Guangzhou, Guangdong Province has been a major area for growing traditional bananas.  In 2003, banana production drastically declined due to the spread of the “Panama Virus,” which stunted the growth and cultivation of traditional bananas.  To address this agricultural problem, we launched a collaborative effort with Nansha’s local government to find alternative fruits to grow in Nansha district.  Pilot projects for Hawaiian papaya, Taiwan pearl guava, Thai emperor banana were pursued. Of the three fruits tested, the Emperor banana from Thailand proved to be the most economically viable fruit to cultivate.  Aside from the Emperor banana’s compatibility with Nansha’s agricultural landscape and local farming knowledge, we believe that emperor bananas can generate a gross margin which is 100% to 250% higher than that of traditional bananas. We have developed a special method for cultivating seedlings for this species in our research laboratories.  Our seedlings mature and are ready for planting in approximately three months and are harvested between seven and nine months later. We believe that our Guangzhou plantation is now one of the only two Chinese growers of emperor bananas.  During 2009, our farmers produced 12,100 tons of these bananas on 2,864 acres of land.

Tangerine Orange – Tangerine orange trees are created by grafting the Japanese tangerine orange tree onto an orange tree stem when both are one year old.  The resulting tree contains a number of desirable characteristics.  Its juice is sweeter and it has a meatier body than regular oranges. Tangerine oranges can be stored for approximately 90 days, which is a relatively long storage period and makes the fruit well suited for transportation.  Our tangerine orange plantation is roughly 1,300 acres in size and is located in Liuzhou in Guangxi Province.  Our tangerine orange output in 2009 was more than 7,500 tons.

Our Plantations

We currently lease three main plantations: the Luochuan Apple Plantation Base in Yan’an, Shaanxi Province; the Nansha Wanqingsha emperor banana plantation base in Guangzhou, Guangdong Province and the Rong’an tangerine orange plantation base in Liuzhou, Guangxi Province.

We are a party to 25-year land lease agreements with farming cooperatives.  Pursuant to these agreements we lease the land from farming cooperatives and then grant farming rights back to the farming cooperatives. In exchange, we have first priority on purchasing the farming cooperatives’ production at prevailing wholesale prices.  We do not receive any rentals from the cooperatives.  Rather, these agreements provide us with an annual supply of produce. We believe that our cooperative relationships with farming cooperatives allows us to reduce our financial and operating risks and avoid the substantial capital required to maintain and finance agricultural production while making a significant contribution to regional development.  Our land lease agreements provide for us to pay, at the inception of the lease term, the full amount due under the lease, which is amortized over the term of the lease.

Sales

Almost all of our products are sold by us at the Guangdong Yun Cheng Wholesale Market and the Beijing Xin Fadi Agricultural Products Wholesale Market, two major markets for the sale of agricultural products in their respective areas, where we lease space to sell our produce. We derived more than 99% of our revenue from these two markets in the nine months ended September 30, 2010 and in 2009 and 2008.

Quality Control

In 2006, we passed both the ISO9001:2000 quality management system and the HACCP-EC-01 food security management system granted by the National Business Inspection Bureau.

We have also established our own quality control system for all our fresh fruits and vegetables, and we have adopted what we consider a very high quality standard.  We seek to control our inventory levels in the wholesale centers to balance our inventory against market need and minimize spoilage rates as well as our stock holding and handling costs.

For the tangerine oranges and emperor bananas, our field quality control teams check and inspect all products before they are delivered to the wholesale markets and to our customers.  In addition, our own quality control team in Shaanxi Province monitors all shipments of Fuji apples and with a view to making sure that the fruit in each truck load complies with our standards.

Our Suppliers and Supply Arrangements

Fuji Apples

We currently obtain all of our Fuji apples from farming cooperatives that work 16,200 acres of apple plantation bases located in Luochuan County, Yan’an, Shaanxi Province. Our average annual production output is between 70,000 to 80,000 tons.  Since 1947, various varieties of apples have been successfully cultivated in Luochuan County and, in 2000, Luochuan County was designated as the apple growing region in China. To date, approximately 60 varieties of apples are being grown in Luochuan County on a total plantation area of close to 100,000 acres, with 76% of this area being dedicated to Fuji apple production. In 2007, total apple production in Luochuan County was about 1,000,000 tons.

Our farming cooperatives arranges for the packaging and transportation of their harvested apples to our wholesale centers.  To market effectively, we require an efficient logistical process in loading, unloading, transporting and delivering fruit from the plantation base to the wholesale centers.  On a weekly basis, we coordinate with the Luochuan plantation base to schedule deliveries to either Yun Cheng or Xin Fadi wholesale centers. In addition, our sales and distribution team monitors our Fuji apple inventories with the primary objective of controlling inventory levels in the wholesale centers to balance our inventory level against what we perceive as the market need in order to minimize spoilage and reduce stock holding and handling costs.

We are a party to 25-year land lease agreements with farming cooperatives.  Pursuant to these agreements we lease the land from farming cooperatives and then grant farming rights back to the farming cooperatives. In exchange, we have first priority on purchasing the farming cooperatives’ production at prevailing wholesale prices.  We do not receive any rentals from the cooperatives.  Rather, these agreements provide us with an annual supply of produce. We believe that our cooperative relationships with farming cooperatives allows us to reduce our financial and operating risks and avoid the substantial capital required to maintain and finance agricultural production while making a significant contribution to regional development.  Our land lease agreements provide for us to pay, at the inception of the lease term, the full amount due under the lease, which is amortized over the term of the lease.

Emperor Bananas

Our emperor bananas are grown in Wanqingsha Town, Nansha District, Guangzhou in Guangdong Province. The emperor banana is a premium product, but like the traditional banana, it is highly perishable and needs to be brought to market and sold generally within three to four weeks after harvest.  We coordinate with the emperor banana plantation base to facilitate deliveries and effectively manage inventories in the same manner that we do for wholesale Fuji apples.

We are negotiating with the Nansha local government to obtain the right to expand the acreages on which emperor bananas are grown and to develop this land. We intend to develop this parcel in phases.  However, we cannot assure you that we will be able to obtain the rights to the land or to develop additional land. In 2007, we started our first phase of emperor banana cultivation covering 330 acres. In 2008, our farming cooperatives cultivated an additional 2,500 acres.  We have also assisted our cooperatives to establish a seedling facility whose goal is to produce 1,000,000 seedlings by the end of 2009.  Our cooperatives reached this goal.

We intend to replicate this business model for emperor bananas in the Nansha district.  We are coordinating with Nansha’s farming cooperative to increase the membership of our farming cooperative and encourage them to participate in our emperor banana cultivation program. We regularly conduct emperor banana cultivation seminars and educate farmers with a view to persuading them to join our cooperative arrangement. We transfer the seedlings we produce in our facilities to the farmers, which they can cultivate and sell back to us when the fruit matures. We believe that our agricultural practices contribute to the quality of the emperor bananas that we distribute.

Tangerine Oranges

We purchase our tangerine oranges pursuant to a 25-year lease agreement with the Rongan Wan Shanhong Fruit Company, which owns a 1,300-acre tangerine orange plantation base. Annual output for the Rongan Wan Shanhong Fruit Company reached approximately 6,000 tons for 2008 and more than 7,500 tons in 2009.

The following table provides the size of the plantations on which our fruits are harvested, the type of fruit produced and the tons produced for the nine months ended September 30, 2010:

Plantation	Acres	Product	Tons
Kuibai Town,Luochuan County, Shaanxi Province	7,428	Apples	45,128
Laomiao Town,Luochuan County, Shaanxi Province	3,778	Apples	23,221
Shiquan Town,Luochuan County, Shaanxi Province	2,500	Apples	15,963
Yangshu Town, Luochuan County, Shaanxi Province	2,500	Apples	0
Wanqingsha Town, Nansha District, Guangzhou in Guangdong Province	2,864	Bananas	11,960
Liuzhou, Guangxi Province	1,283	Oranges	4,700

We entered into the Yangshu Town plantation lease in the March 2010 quarter and did not generate any revenue from this plantation during the nine months ended September 30, 2010.

Marketing, Sales and Distribution

To date, all of our products have been sold to a limited number of regions in the PRC.  Our goal is to expand our domestic distribution network and distribute our products to other regions in the PRC and to export our products to foreign countries, including Indonesia, Hong Kong SAR, Macao and Australia.  We have entered into an agreement with a distributor in Australia pursuant to which we have begun to sell green foods to this distributor, although our sales to this distributor have not been significant.

Fuji Apples

We distribute our Fuji apples in the Guangdong Yun Cheng Wholesale Market and the Beijing Xin Fadi Agricultural Products Wholesale Market.  The Guangdong Yun Cheng Wholesale Market is one of the major wholesale centers for apples and tangerine oranges in Southern China, with an annual apple volume of more than 1.8 million tons. This wholesale market serves an area of approximately 43 million people within a 200 kilometer radius. In 2008, our annual turnover in the Yun Cheng wholesale market was approximately 48,000 tons, representing approximately 66% of our total apple production.  We believe that we are the largest apple wholesaler in Yun Cheng, accounting for a 3% of Yun Cheng’s annual apple turnover in 2008. The second largest apple seller at Yung Cheng has only 1% of Yun Cheng’s total annual turnover.

The Beijing Xin Fadi Agricultural Products Wholesale Market is one of the largest agricultural wholesale centers in China with an annual apple turnover of approximately 3.5 million tons. This wholesale market covers a market of approximately 24 million people within a 200 kilometer radius.  In 2008, we sold approximately 25,000 tons of apples in Xin Fadi, representing approximately 0.8% of Xin Fadi’s total annual turnover.  In 2009, we sold 59,318 tons of apples in Yuncheng and 44,718 tons of apples in Xin Fadi.

Emperor Bananas and Tangerine Oranges

We distribute our emperor bananas and our tangerine oranges to wholesale centers such as the Guangdong Yun Cheng Wholesale Market in Southern China and the Beijing Xin Fadi Agricultural Products Wholesale Market in Northern China.

Vegetables

We distribute various vegetables in different seasons – tomato, cauliflower, cucumber, lettuce, spinach, leek, celery, peppers, Chinese cabbage, carrot, loofah, pumpkin, bitter gourd, white gourd, gherkin and yams.
We recently introduced a new vegetable product, sweet corn, and have started to grow this corn on a test plantation. We plan to supply vegetables directly to supermarket chains.  At present, sales of vegetables represent less than 1% of our revenue.

Competition

As a result of land reforms during the past 20 years, orchards in China are generally small and the average farmer only owns between 0.4 to 0.5 acres of land.  As a result, there are very few large marketing and distribution enterprises in the Chinese fruit industry.   In general, apples in China are sold through small fruit brokers who buy apples from farmers for cash. The brokers sort and pack the fruit and resell it at fresh fruit markets or package it for delivery to processors.

Although statistics are not available, we do not believe that there are any distributors of Fuji apples, emperor bananas or tangerine oranges that handle more overall annual tonnage than we do.  We also believe that our emphasis on premium products set us apart from other distributors of apples, bananas and oranges, although other companies market premium products, including Fuji and other premium quality apples.  In the Chinese market, we believe that only the Yan’an Apple Group and the Qixia Apple Group, which are state-owned enterprises, are our closest competitors.

We face indirect competition from the publicly held companies Chaoda Modern Agriculture (Holdings) Limited and China Green Agriculture, Inc. Chaoda Modern Agriculture, a Hong-Kong listed company, primarily produces vegetables and, to a lesser extent, fruits, while China Green Agriculture, a Hong-Kong listed company, primarily produces fertilizers.

We believe that our success to date and potential for future growth can be attributed to a combination of our strengths, including the following:

•
Strong Supplier Relationships – We implement a cooperative (collaborative) supply chain model, under which we have total control of the production cycle of our high value fruits and of our resale at wholesale centers.  Under the 25-year lease agreements, we acquire first priority purchase rights from what we believe are the best plantation bases, we provide farming cooperatives with technological support to enable them to produce high yields and we provide them with ready market for their produce through our multi-channel marketing network. We believe that our structure provides motivation to the farmers.

•
Recognition for the Way we Conduct Business – In 2007, we became qualified for bidding as a United Nations supplier, which means that we are recognized as subscribing to the UN Supplier Code of Conduct in the conduct of our business and operations.  In 2006, we received both the ISO9001:2000 quality management system certificate and the HACCP-EC-01 food security management system certificate from the National Business Inspection Bureau.

•
Production Line Processing Technology – Our production line processing technology (for which we have applied for a patent in China) provides standardized procedures for inspection, grading, cleansing and packaging of our fruits and vegetables.  We use this “deep cleansing” technology to provide healthy, fresh and high-quality produce with our Organic Region brand name.  In 2006, our Organic Region brand was granted the National “3.15” China Famous Brand Authentication award, and in 2006, we received the Guangzhou Nansha District Agricultural Technology Breakthrough Support Prize Certificate for introducing emperor banana cultivation technology.

•
High Product Quality – Based on the market acceptance of our products as premium prices, we believe that our products are viewed as high quality products by our customers, and in the past three years we believe that we have established a reliable reputation in wholesale centers in China.  We have chosen to focus on the premium fruits and vegetables.   We do not compete in low-end markets.  We believe that only by providing high quality and adhering to high-end market standards can we remain successful.

Research and Development

Our research and development programs concentrate on sustaining the productivity of our agricultural lands, product quality, value-added product development and packaging design. Agronomic research is directed toward sustaining and improving product yields and product quality by examining and improving agricultural practices in all phases of production (such as development of specifically adapted fruit varieties, land preparation, fertilization, cultural practices, pest and disease control, post-harvesting, handling, packing and shipping procedures). We also provide on-site technical services to our suppliers and we are also responsible for the implementation and monitoring of recommended agricultural practices. Our research and development expenses have not been significant for the nine months ended September 30, 2010 or the years ended December 31, 2009 or 2008.

Intellectual Property

We have no patents or patent applications outside of China.  Our application for a Chinese invention patent for “cleaning, freshening and sterilizing method and device for fruit and vegetable” (Application No. 2005100888659) is pending.  This patent application right is held in the names of Mr. Xiong Luo and Mr. Anson Yiu Ming Fong, who transferred the application right to us for no consideration, pursuant to a patent transfer agreement, among Mr. Luo, Mr. Fong and the Company, dated January 10, 2009.

We also have 16 trademark applications pending, including our logo and the term organic region in both English and Chinese.

We also seek to protect our technological know-how through confidentiality agreements entered into with the employees in our production department.  However, we cannot assure you that our patents, trademarks and confidentiality agreements will be adequate to protect our intellectual property rights.

Regulation

The food industry is subject to extensive regulation in China.  The following summarizes the most significant PRC regulations governing our business in China.

Food Hygiene and Safety Laws and Regulations

As a distributor and producer of food products in China, we are subject to a number of PRC laws and regulations governing food safety and hygiene, including:

•	the PRC Product Quality Law;

•	the PRC Food Hygiene Law;

•	the Implementation Rules on the Administration and Supervision of Quality and Safety in Food Producing and Processing Enterprises (trail implementation);

•	the Regulation on the Administration of Production Licenses for Industrial Products;

•	the General Measure on Food Quality Safety Market Access Examination;

•	the General Standards for the Labeling of Prepackaged Foods;

•	the Standardization Law;

•	the Regulation on Hygiene Administration of Food Additive;

•	the Regulation on Administration of Bar Code of Merchandise; and

•	the PRC Metrology Law.

These laws and regulations set out safety and hygiene standards and requirements for various aspects of food production, such as the use of additives, production, packaging, handling, labeling and storage, as well as facilities and equipment.  Failure to comply with these laws and regulations may result in confiscation of our products and proceeds from the sales of non-compliant products, destruction of our products and inventory, fines, suspension of production and operation, product recalls, revocation of licenses, and, in extreme cases, criminal liability.

We believe that our exposure to these risks is limited since our business model and our agreements with our suppliers provide a cushion which shields us from product liability exposure and we control food hygiene and food quality by implementing a strict quality control system and we believe that we comply in all material respects with these laws and regulations.  To the extent that the government imposes additional laws or restrictions, we would have to comply with those laws as well.  To the extent that we purchase foods from other suppliers for our green food distribution hub, we may be subject to liability exposure to the extent that our suppliers either do not comply with all applicable regulation or from impurities in foods we purchase from them.

Environmental Regulations

We are subject to various governmental regulations related to environmental protection. The major environmental regulations applicable to us include:

•	the Environmental Protection Law of the PRC;

•	the Law of PRC on the Prevention and Control of Water Pollution;

•	Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution;

•	the Law of PRC on the Prevention and Control of Air Pollution;

•	Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution;

•	the Law of PRC on the Prevention and Control of Solid Waste Pollution; and

•	the Law of PRC on the Prevention and Control of Noise Pollution.

We have obtained all permits and licenses required for production of our products and believe that we are in material compliance with all applicable laws and regulations.

Our packaging facilities are subject to various pollution control regulations with respect to noise, water and air pollution and the disposal of waste and hazardous materials.  We are also subject to periodic inspections by local environmental protection authorities.  We have received certifications from the relevant PRC government agencies in charge of environmental protection, indicating that our business operations are in material compliance with relevant PRC environmental laws and regulations.

Employees

As of November 30, 2010, we employed a total of 188 full-time employees. The following table sets forth the number of our employees by function.

Function	Number of Employees
Senior management	10
Human resource and administration.	20
Production	33
Procurement	15
Marketing and sales	30

Logistic	40
Product development	5
Quality control	11
Accounting	16
Import/export	2
Advertising	5
Information technology	1
Total	188

Our employees are not represented by a labor organization or covered by a collective bargaining agreement.  We have not experienced any work stoppages.  We believe that our employee relations are good.

We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the after-tax profit.  In addition, we are required by the PRC law to cover employees in China with various types of social benefits.  We believe that we are in material compliance with the relevant PRC laws.

Property

In China, there is no private ownership of land. Rather, the government owns all real property and issues certificates of property right, known as a land use right, which are transferable, generally have a term of 50 years and permit the holder to use the property.

Our headquarters occupy approximately 7,400 square feet of space at 6/F No.947, Qiao Xing Road, Shi Qiao Town, Pan Yu District, Guangzhou, China, at the rate of approximately $2,000 per month, pursuant to a five-year lease agreement between the Company and Guang LV Industrial Co., Ltd., as supplemented. The lease will expire on May 1, 2012.  We have the option to extend the lease under the same terms and conditions.

We lease approximately 2,000 square feet of space in the Beijing Xin Fadi Agricultural Products Wholesale Market in Beijing at an annual rental of $4,700, pursuant to a two-year lease that expires in 2011.  The lease provides for a renewal option.

We lease approximately 2,700 square feet of space in the Guangdong Yun Cheng Wholesale Market in Guangzhou at an annual rental of $2,000 pursuant to a ten-year lease that expires in 2017.  The lease provides for a renewal options.

We also lease approximately 8,600 square feet of space for vegetable deep processing in the Guangdong Yun Cheng Wholesale Market in Guangzhou at an annual rental of $24,000 pursuant to an eight-year lease that expires in 2017. The lease provides for a renewal option.

As of September 30, 2010, we are a party to 15 land lease and development agreements that we entered into since 2005.  These agreements have terms of 25 years and expire at various dates from 2030 to 2034.  We paid the rental for the 25 year at inception at a total cost of approximately $24 million.  At September 30, 2010, the unamortized portion of these leases was approximately $ 21.9 million.  The leases cover approximately 16,200 acres in Luochuan County, in Shaanxi, on which Fuji apples are grown, 2,860 acres in the Nanhsa District in Guangzhou, in Guangdong, where emperor bananas are grown, and approximately 1,280 acres in Rongan County, Liuzhou, in Guangxi, where tangerine oranges are grown.  This land is leased to farming cooperatives, as discussed under “Business – Our Plantations.” We believe that all our properties have been adequately maintained, are generally in good condition and are suitable for our business.   In order to expand our business, it will be necessary for us to lease more plantation land, and we plan to lease more plantation land.

We lease the land on which our proposed 330,000 square foot distribution hub is being constructed at the Guangdong Yuncheng wholesale market.  The lease has a term of 18 years, which commenced in August 2010, and, as of September 30, 2010, we had paid rent of approximately $170,000 under the lease.  The lease provides that the landlord will construct the hub, but we are required to advance funds for construction. As of November 30, 2010, we had advanced approximately $ 10.8 million. The lease provides for an annual rent of approximately $1.1 million.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers.

Name	Age	Position
Xiong Luo	55	Chief executive officer , president and director
Yan Pan	43	Chief operating officer
Huasong Sheena Shen	38	Chief financial officer
Danvil Kin Hang Chan*	41	Director
Jeremy Goodwin*	37	Director
Karen Tse*	45	Director

*       Member of the audit, compensation and corporate governance/nominating committees.

Xiong Luo .   Mr. Luo has been a chief executive officer and president since October 2010 and a director since February 2009.  Mr. Luo served as our chief operating officer from January 15, 2009 until April 2010.  Mr. Luo is also our corporate secretary, which is not an executive officer.  He also served as chief operating officer of our BVI subsidiary, Organic Region , since 2006.  Mr. Luo has also served as the general manager of our PRC operating subsidiaries, Zhuhai Organic and Guangzhou Organic, since 2004.  Mr. Luo has more than 20 years’ experience in enterprise planning and operations.  Prior to joining us, Mr. Luo served from 2001 to 2004, as general manager and managing director of China Environmental Protection Industry Ltd., from 1998 to 2001, as general manager of Beijing World Oasis Technology Limited; from 1997 to 1998, as general manager of Beijing Chunyi Industry Ltd., and from 1991 to 1997 as general manager of the Zhuhai Guanli plastic machinery plant.  Mr. Luo graduated from Guangdong South China Agricultural University in 1985 with a B.A. Degree and holds seven patents, two of which are related to inventions. We believe that Mr. Luo ’s experience in the sale of food products in China, including his service as a senior executive officer of Organic Region, a company of which he was co-founder, prior to the reverse acquisition, qualify him to serve as a director.

Yan Pan.  Mr. Pan has been our chief operating officer since May 1, 2010.  Mr. Pan was a vice president of operations for us from July 2009 until April 2010.  From 2007 to July 2009, Mr. Pan served as director of the luxury product business for Vasto, an Italian menswear brand owned by a Chinese family, where he oversaw brand positioning, product development, retail development and supplier management. From 2001 to 2007, Mr. Pan served as general manager of the Chinese operations of a Swedish outsourcing company, Outsource Supply Management, where he was responsible for overseeing client servicing, suppliers and overall strategic business development from 2001 to 2007. Mr. Pan holds a bachelor of arts degree from Dr. Sun Yat Sen University in China with a major in English literature, and he took courses for an MBA degree at Rutgers University.

Huasong Sheena Shen.  Ms. Shen was elected vice president – finance in April 2010.  From April 2007 until November 2009, Ms. Shen was managing partner of Great Wall Research LLC, a financial and accounting consulting firm which provided services to Chinese companies listed in the United States.  From November 2006 until March 2007, Ms. Shen was chief financial officer of Masada Group Technologies Corporation, a technology company.  From May 2000 until October 2006, Ms. Shen was employed by JP Morgan Chase in different capacities, with her final position being financial manager – global credit risk management operations from February 2005 until October 2006.  Mr. Shen received her BS degree in accounting from Brigham Young University Hawaii and her MBA in finance from the University of Connecticut.  Ms. Shen is a certified public accountant and a chartered financial analyst.

Danvil Kin Hang Chan.  Mr. Chan became a director in July 2010.  Mr. Chan serves as proprietor of K.H. Chan & Co. CPA, an accounting firm that he founded in 2004.  Since 2007, he has also been managing director of Honest Joy Accounting Service Co. Limited and Honest Joy Secretarial Co. Limited.  Mr. Chan currently serves as non-executive director and chairman of the audit committee of China Medical and Bio Science Limited, a Hong-Kong listed company.  Mr. Chan, a certified public accountant, is a member of the Society of Chinese Accountants & Auditors, a fellow member of the Hong Kong Institute of Certified Public Accountants, and an associate member of the Association of International Accountants of the United Kingdom. He received a master’s degree in accounting from the Curtin University of Technology in Perth, Australia.  We believe that Mr. Chan’s experience in accounting and auditing qualify Mr. Chan to serve as a director.

Jeremy Goodwin. Mr. Goodwin became a director in February 2009. He has extensive experience in providing financial advice to multi-national and Asian companies on key corporate initiatives such as merger and acquisition, debt and equity financing, restructuring, privatization and business expansion. Since 2006, Mr. Goodwin has been Managing Partner of 3G Capital Partners, a corporate finance advisory firm, and was a vice president of Global Capital Group Enterprises, a corporate finance advisory firm, from 2002 to 2005.  From 1999 to 2001, Mr. Goodwin was with the ING Beijing Investment arm of Baring Private Equity Partners in Hong Kong, and from 1997 to 1998, Mr. Goodwin worked at ABN Amro in Beijing. Mr. Goodwin began his career at Mees Pierson Investment Finance S.A., a Geneva based investment fund private placement firm. He earned a Bachelor of Science degree from Cornell University and is fluent in Mandarin. We believe that Mr. Goodwin’s background as a financial advisor, combined with his understanding of both the United States securities law and the Chinese business environment qualify Mr. Goodwin to serve as a director.

Karen Tse. Ms. Tse became a director in July 2010.  Since late 2008, Ms. Tse has served as a director for APAC Regional Investment & Integration Management with the Royal Bank of Scotland.  From 1997 to 2008, Ms. Tse worked in various offices of JP Morgan Securities and Chase Securities, Inc. in New York, Tokyo and Hong Kong, during which she accumulated extensive knowledge and experience in corporate advisory, due diligence, capital markets fundraising, and private banking.  Most recently she served as vice president and regional business manager for JPMorgan covering M&A Advisory and Capital Markets Origination across the Asia Pacific region.  Ms. Tse received a BBA in finance and economics from the University of Iowa.   We believe that Ms. Tse’s knowledge and experience in investment banking and her experience in evaluating and understanding businesses qualify her to serve as a director.

Our directors are elected for a term of one year and until their successors are elected and qualified.

There is no family relationship among any of our officers or directors.

Committees

Our business, property and affairs are managed by or under the direction of the board of directors. Members of the board are kept informed of our business through discussion with the chief executive and financial officers and other officers, by reviewing materials provided to them and by participating at meetings of the board and its committees.

Our board of directors has three committees, all of which were formed in July 2010 – the audit committee, the compensation committee and the corporate governance/nominating committee.  We have three directors who are independent directors as defined by Nasdaq – Danvil Kin Hang Chan, Karen Tse, and Jeremy Goodwin. All three committees are comprised of Mr. Chan, Mr. Goodwin and Ms. Tse.   Mr. Chan is chair of the audit committee; Mr. Goodwin is chair of the compensation committee and Ms. Tse is chair of the corporate governance/ nominating committee.

Our audit committee is involved in discussions with our independent auditor with respect to the scope and results of our year-end audit, our quarterly results of operations, our internal accounting controls and the professional services furnished by the independent auditor. Our board of directors has adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis.  A copy of the audit committee’s current charter is available on our website   at http://content.stockpr.com/sgla/files/SGLA+-+Audit+Committee+Charter.pdf .

The compensation committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees generally.  If so authorized by the board of directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt.  The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee consults with the chief executive officer, who may make recommendations to the compensation committee.  Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations.  The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers.   A copy of the compensation committee’s current charter is available on our website   at http://content.stockpr.com/sgla/files/SGLA+-+CompensationCommitteeCharter.pdf .

The nominating committee will be involved evaluating the desirability of and recommending to the board any changes in the size and composition of the board, evaluation of and successor planning for the chief executive officer and other executive officers.  The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally.  A copy of the nominating committee’s current charter is available on our website at http://content.stockpr.com/sgla/files/SGLA+-+Nominating+Committee+Charter.pdf

When considering potential director-nominees, the nominating committee also will consider the current composition of our board and our evolving needs, including expertise, diversity and balance of inside, outside and independent directors. Although we do not have a formal policy for the consideration of diversity in identifying director-nominees, the nominating committee recognizes the benefits associated with a diverse board, and strives to create diversity in perspective, background and experience in the board as a whole when identifying and selecting director-nominees. On an annual basis, as part of the board’s self-evaluation, the board assesses whether the mix of board members is appropriate for us.

Code of Ethics

We have adopted a code of ethics to apply to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. A copy of the code of ethics is available on our website   at http://content.stockpr.com/sgla/files/SGLA+code+of+ethics.pdf .

Section 16(a) Compliance

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Based solely on our review of the copies of such forms furnished to us and written representations from our executive officers, directors and such beneficial owners, we believe that all filing requirements of Section 16(a) of the Exchange Act were timely complied with during the fiscal year ended December 31, 2009, except that each of Messrs. Goodwin, Leung, Luo, Logo International Holdings Ltd. and Grand Will Investment Group Ltd. filed a late Form 3 upon becoming a Section 16 filer and each of Messrs. Freiss, Lilja and Schwartz filed a late Form 4 in connection with a sale of securities.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or each person who served as our chief executive officer during any part of 2009.  Compensation by us to Mr. Leung, Mr. Fong and Mr. Luo includes compensation paid by Organic Region prior to the reverse acquisition.  No other executive officer received total annual salary compensation in excess of $100,000 in 2009.

Name and Principal Position	Year	Salary	Total
Anson Yiu Ming Fong, chairman of the board1	2009	$160,000	$160,000
	2008	116,293	116,293

Chi Ming Leung, chief executive officer 2	2009	81,000	81,000
	2008	77,490	77,490

Xiong Luo, chief operating officer3	2009	128,000	128,000
	2008	101,324	101,324

Michael Friess, former chief executive officer4	2009	0	0
	2008	0	0

1
On January 15, 2009, in connection with the reverse acquisition, Anson Yiu Ming Fong, who was co-founder of Organic region, became our chairman.   Mr. Fong received his compensation in his capacity as a director.   Mr. Fong resigned as chief executive officer and president in October 2010 and passed away later that month.

2
On January 15, 2009, in connection with the reverse acquisition, Chi Ming Leung, who was a chief executive officer of Organic Region, became our chief executive officer.  Mr. Leung received compensation of $35,000 is his capacity of chief executive officer and $46,000 in his capacity as a director.   Mr. Leung’s employment terminated May 1, 2010.

3
On January 15, 2009, in connection with the reverse acquisition, Xiong Luo, who was chief operating officer of Organic Region, became our chief operating officer.  Mr. Luo received $53,000 in his capacity as our chief operating officer and $75,000 in his capacity as a director.   In October 2010, Mr. Luo was elected as chief executive officer and president.

4	Michael Friess resigned from all offices he held with us and his position as our director upon the closing of the reverse acquisition on January 15, 2009.

None of the officers named in the Summary Compensation Table received any compensation in 2009 and 2008 other than salary and certain social security and medical insurance benefits that are required by the PRC government, which benefits are not significant and are included under “Compensation” in the Summary Compensation Table.  None of our executive officers received any bonus or any equity awards, including, options, restricted stock or other equity incentives during the 2009 or 2008.

Employment Agreements

Prior to our reverse acquisition, our operating subsidiaries were private limited companies organized under the laws of the PRC, and in accordance with PRC regulations, the salary of our executives was determined by our shareholders and is reflected in the Summary Compensation Table.   Effective January 15, 2009, we entered into employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. Mr. Leung’s employment agreement provided for an annual salary of approximately $35,000, and Mr. Luo’s employment agreement provides for an annual salary of approximately $53,000.  Mr. Leung’s employment was terminated on May 1, 2010.  Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to the officers at this time.  Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

In connection with Anson Yiu Ming Fong’s election as our chief executive officer and president, we entered into a one-year employment agreement with Mr. Fong an annual salary of $46,500, in addition to his compensation as a director of $160,000, as described under “Management – Compensation of Directors.”

On October 8, 2010, the Company entered into an employment agreement with Xiong Luo with an initial term ending on October 31, 2011. Pursuant to the agreement, Mr. Luo shall receive an initial annual salary of $160,000.  The agreement also confirms the vesting provisions for the 2,000,000 shares of common stock which were authorized for issuance to Mr. Luo in June 2010 and vest in quarterly installments of 500,000 shares on each of June 21, 2010, September 21, 2010, December 21, 2010 and March 21, 2011, provided that Mr. Luo is employed by the Company on those dates, except that, in certain cases, including his death or termination of his employment without cause, the unvested shares vest immediately.  As of November 30, 2010, we had issued the 1,000,000 vested shares to Mr. Luo, and the remaining shares will be issued as of the vesting dates.  The agreement may be terminated by us without cause on 30 days prior written notice.

On November 5, 2010, the Company entered into an employment agreement with Huasong Sheena Shen with an initial term ending on October 31, 2011. Pursuant to the agreement, Ms. Shen shall receive an initial annual salary of $108,000, subject to adjustment.  Ms. Shen shall also receive 500,000 shares of common stock, which vest in quarterly installments of 125,000 shares on each of October 15, 2010, January 15, 2011, April 15, 2011, and July 15, 2011, provided that Ms. Shen is employed by the Company on those dates, except that, in certain cases, including her death or termination of her employment without cause, the unvested shares vest immediately.  As of November 30, 2010, we had issued the 31,250 vested shares to Ms. Shen, and the remaining shares will be issued as of the vesting dates.  The agreement may be terminated by us without cause on 30 days prior written notice.

On May 1, 2010, we entered into an employment agreement with Yan Pan pursuant to which Mr. Pan will be employed by us as our chief operating officer   and which provided for Mr. Pan to receive an annual salary of $54,000 as well as 1,000,000 shares of common stock.   O n October 1, 2010, the Company entered into an amended and restated employment agreement with Mr. Pan, with an initial term ending on September 30, 2011.  Pursuant to the agreement, Mr. Pan shall receive an initial   annual salary of $ 84,000, subject to adjustment.  We previously authorized the issuance of 1,000,000 shares to Mr. Pan, and the restated employment agreement provided that these vest in quarterly installments of 250,000 shares on each of June 21, 2010, September 21, 2010, December 21, 2010 and March 21, 2011, provided that Mr. Pan is employed by the Company on those dates, except that, in certain cases, including his death or termination of his employment without cause, the unvested shares vest immediately.  As of November 30, 2010, we had issued the 500,000 vested shares to Mr. Pan, and the remaining shares will be issued as of the vesting dates.  The agreement may be terminated us without cause on 30 days prior written notice.

Compensation of Directors

We have entered into agreements with our directors, Mr. Anson Yiu Ming Fong, Mr. Chi Ming Leung, and Mr. Xiong Luo.  Under these agreements, we pay Mr. Fong annual compensation of approximately $160,000, Mr. Leung annual compensation of $45,000 and Mr. Luo annual fee of approximately $75,000, as consideration for their role as directors. The compensation of Mr. Leung and Mr. Luo as a director is in addition to their compensation as an officer, with Mr. Leung receiving total compensation of $81,000 and Mr. Luo receiving total compensation of $128,000.   The total compensation for Mr. Fong, Mr. Leung and Mr. Luo is set forth in the Summary Compensation Table.   Mr. Fong’s agreement terminated in October 2010 upon his death.  In June 2010, we authorized the issuance of 2,000,000 shares of common stock to Mr. Fong, which vested in quarterly installments.  As of the date of Mr. Fong’s death, all of his shares had vested.

On February 1, 2009, we entered into an agreement with Mr. Jeremy Goodwin, pursuant to which we agreed to pay Mr. Goodwin compensation of $3,500 per month for serving as a director. In addition, we agreed to award to Mr. Goodwin 12,500 restricted shares of common stock every three months, as long as Mr. Goodwin continues to serve as an independent director.  As of December 31, 2009, we had agreed to issue 50,000 shares of common stock to Mr. Goodwin.  The following table sets forth information as to compensation for 2009 paid to each director whose compensation is not included in the summary compensation table.

Name	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation	Total
Jeremy Goodwin	$38,500	$13,292	--	$51,792

The stock awards represent the value of the stock accrued by Mr. Goodwin with respect to 2009.   The first issuance was February 1, 2009.  Mr. Goodwin is entitled to an additional 12,500 shares every three months thereafter, with such 12,500 shares accruing on each of May 1, August 1 and November 1, 2009, for a total of 50,000 shares having accrued as of December 31, 2009.  The amount included in compensation for Mr. Goodwin as stock awards represents the value of 11/12 of the 50,000 shares, reflecting the value of the shares that were accrued for 2009.   As of July 30, 2010, all of the shares issuable to Mr. Goodwin with respect to 2009 had been issued.

In connection with their election as directors, we entered into agreements with Mr. Chan and Ms. Tse pursuant to which they would each receive, as compensation for service as a director, 25,000 shares of common stock for each three month period that they serve as a director.
PRINCIPAL SHAREHOLDERS

The following table provides information as to shares of common stock beneficially owned as of November 30, 2010 by:

•	Each director;

•	Each current officer named in the summary compensation table;

•	Each person owning of record or known by us, based on information provided to us by the persons named below, at least 5% of our common stock; and

•	All directors and officers as a group.

Name	Shares of Common Stock Beneficially Owned		Percentage

Anson Yiu Ming Fong Wai Yin Cheng c/o Sino Green Land Corporation 6/F No. 947, Qiao Xing Road Shi Qiao Town, Pan Yu District Guangzhou, People’s Republic of China	36,700,635	(1)	24.8%

Grand Will Investment Group Ltd. OMC Chambers P.O. Box 3152 Road Town, Tortola British Virgin Islands	30,618,207	(1)	20.7%

Long Rich Global Invest Limited Drake Chambers P.O. Box 3321 Road Town, Tortola British Virgin Islands	4,082,428	(1)	2.8%

Xiong Luo c/o Sino Green Land Corporation 6/F No. 947, Qiao Xing Road Shi Qiao Town, Pan Yu District Guangzhou, People’s Republic of China	31,618,207	(2)	21.4%

Logo International Holdings Ltd. Pelm Grove House P.O. Box 438 Road Town, Tortola British Virgin Islands	30,618,207	(2)	20.7%

T Squared Capital LLC T Squared Investments LLC 1325 Sixth Avenue New York, New York 10019	15,307,890	(3)	9.99%

Jeremy Goodwin	100,100	(4)	*

Danvil Kin Hang Chan	25,000	(5)	*

Karen Tse	25,000	(5)	*
All officers and directors as a group ( four individuals beneficially owning stock)	32,424,557		21.9%
________
*   Less than 1%.

Except as otherwise indicated each person has the sole power to vote and dispose of all shares of common stock listed opposite his name. Each person is deemed to own beneficially shares of common stock which are issuable upon exercise of warrants or options or upon conversion of convertible securities if they are exercisable or convertible within 60 days of November 30, 2010. The totals include shares that were issuable pursuant to employment  agreements prior to November 30, 2010 and do not include shares which are issuable or vest pursuant to employment agreements subsequent to November 30, 2010.  See “Management – Employment Agreements.”

(1)            The 36,700,635 shares of common stock beneficially owned by Mr. Fong   and Ms. Chen represents (i) 30,618,207 shares that are held by Mr. Fong through Grand Will Investment Group Limited, a BVI company owned and controlled by Mr. Fong; (ii) 4,082,428 shares that are held indirectly by Mr. Fong’s wife, Wai Yin Cheng, through Long Rich Global Invest Limited, a BVI company owned and controlled by Ms. Cheng, and (iii) 2,000,000 shares owned by Mr. Fong directly.  Mr. Fong disclaims beneficial interest in the shares beneficially owned by Ms. Cheng. Shares owned by Mr. Fong do not include 4,332,428 shares beneficially owned by Mr. Fong’s brother and sister.   As of November 1, 2010, Mr. Fong’s shares were held of record by Mr. Fong.  As a result of Mr. Fong’s death, the shares held of record by Mr. Fong or entities controlled by Mr. Fong are beneficially owned by his wife, Wai Yin Cheng.

(2)           Represents (i) 30,618,207 shares that are jointly held by Xiong Luo and his wife, Lili Mao, through Logo International Holdings Limited, a BVI company owned and controlled by them, and (ii) 2,000,000 shares owned by Mr. Luo directly. Shares owned by Mr. Luo do not include 625,000 shares beneficially owned by Mr. Luo’s brother.

(3)              T Squared Capital is the manager of T Squared Investments and T Squared China Fund.  T Squared Investments owns 8,975,163 outstanding shares of common stock , warrants to purchase 14,000,000 shares of common stock and shares of series A preferred stock which are convertible into 10,903,987 shares of common stock.  T Squared China Fund owns 1,041,750 outstanding shares of common stock .  See “Selling Shareholders.”  Both T Squared Investments and T Squared China Fund are managed by T Squared Capital, and each of Mark C. Jensen and Thomas Sauve, managing members of T Squared Capital, acting singly, has the power to vote and dispose of the shares beneficially owned by T Squared Investments and T Squared China Fund. The warrants and the certificate of designation for the series A preferred stock prohibit exercise or conversion to the extent that such exercise or conversion would result in the holders and its affiliates beneficially owning more than 9.99% of our outstanding common stock. The number of shares beneficially owned by T Squared Capital and T Squared Investment reflect the number of shares which would result in their holding being not greater than 9.99% of the outstanding common stock.  T Squared Investments disclaims beneficial interest in securities owned by T Squared China Fund.

(4)           Pursuant to our agreement with Mr. Goodwin, we agreed to issue to him 12,500 shares of common stock for each quarter that he serves as a director, commencing February 2009.  As of November 30, 2010, we had issued 50,000 shares to Mr. Goodwin and accrued the remaining 50,000 shares for issuance to Mr. Goodwin.   The table reflects Mr. Goodwin’s beneficial ownership of the 50,000 outstanding shares and the 50,000 accrued shares.

(5)             Represents, with respect to each of Ms. Tse and Mr. Chan, 25,000 shares of common stock which are issuable and accrued as of November 30, 2010, pursuant to their director agreements with us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have an agreement with Mr. Xiong Luo, a director who was formerly our chief operating officer, who is the owner and holder of the business license for Guangzhou Greenland.  Pursuant to this agreement, Organic Region provides consulting services, including business operations, human resources and research and development services, to Mr. Luo, the holder of licenses necessary for Guangzhou Organic to operate the fruit trading business in China, in connection with Guangzhou Organic, an entity owned and controlled by him. In exchange for such services, Mr. Luo agreed to pay a consulting services fee to Organic Region equal to all of the revenues obtained by Guangzhou Organic and we obtained the ability to substantially influence Guangzhou Greenland’s daily operations and financial affairs, appoint its senior executives and approval all matters requiring shareholder approval. Mr. Luo also irrevocably granted us an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Guangzhou Greenland and agrees to entrust all the rights to exercise their voting power to the person appointed by us. Guangzhou Greenland is considered a variable interest entity under FIN 46(R), and its financial statements are included in our consolidated financial statements. Guangzhou Greenland made the lease payments relating to the land on which our produce is grown with funds generated from its operations.

On January 15, 2009, we consummated the reverse acquisition pursuant to which:

•
We issued to the former shareholders of Organic Region a total of 81,648,554 shares of common stock, constituting approximately 98% of our outstanding stock, in exchange for all of the capital stock of Organic Region, pursuant to a shares exchange agreement.  These shares were issued as follows:

Name	Relationship	Shares
Grand Will Investment Group Limited	Owned and controlled by Mr. Anson Yi Ming Fong, who was at that time our chairman of the board and a director	30,618,207
Long Rich Global Invest Limited	Owned and controlled by Mr. Fong’s wife, Wai Yin Cheng	4,082,428
Logo International Holdings Limited	Jointly owned and controlled by Xiong Luo, who was at that time our chief operating officer and a director, and his wife Lili Mao	30,618,207
Alpha Fortune Global Develop Limited	Owned and controlled by Chi Ming Leung, who was at that time our chief executive officer and a director	4,082,428
Multi Billion Investment Development Limited	Owned and controlled by Mr. Fong’s brother and sister, Kit Ming Fong and Shiu Ming Fong	4,082,428
Good Joy International Group Investment Limited	Owned and controlled by Mr. Cheung Chin Chi, who is not affiliated with the Company	4,082,428
Welldone Investment Development Limited	Owned by 12 Chinese individuals none of whom are affiliated with the Company	4,082,428
		81,648,554

•
Our former majority shareholders, Michael Friess and Sanford Schwartz, sold us 1,666,298 shares of common stock for a $500,000 non-interest bearing convertible promissory note.  We cancelled the shares.  We paid the note in two installments of principal in the amount of $250,000 on March 31, 2009 and April 27, 2009.  We have no further obligation to our former majority shareholders.

•	Our former majority shareholders agreed to indemnify us as to matters arising prior to the completion of the reverse acquisition.

At December 31, 2008, we had a balance due from Shanghai Shifeng Industrial Co. Ltd., a company under common control, in the amount of $353,000, which was paid during 2009. We also had a balance due to Zhongshan Jintao Fruit & Vegetable Logistics Co., Ltd., a related party, in the amount of $393,727. This balance arose from transactions between the companies during 2004 and 2007. There was no balance due either to or from either of these companies at December 31, 2009.  Other income for 2009 included $151,880 from the forgiveness of indebtedness from Zhongshang Jintao Fruit & Vegetable Logistics Co., Ltd.  At December 31, 2009, we had a balance of $1,000 due from a shareholder and director.  These amounts are interest free, unsecured and due on demand. At December 31, 2009 we had a balance due to a shareholder and director of $3,000.  The amount due is interest free, unsecured and due on demand. At September 30, 2010, there was no balance due from related parties, and there was a balance of $ 452,708 due to a shareholder/director.  This amount is interest free, unsecured and due on demand.

On January 28, 2008, Organic Region entered into entered into two agreements:

•	An advisory agreement with Hickey Freihofner Advisors, LLC pursuant to which Hickey Freihofner would assist Organic Region with respect to on reverse merger transaction.

•	An agreement with Brill Securities, Inc. and Hai Lin pursuant to which Mr. Lin would act as a foreign finder to assist Organic Region to raise funds from Chinese investors.

On May 14, 2009, we issued 4,165,742 shares of common stock in connection with the termination of these two agreements. Pursuant to these termination agreements, we issued 516,552 shares of common stock to Ms. Yong Qing Ma, who was then   our chief financial officer.   The termination agreements provide for us to pay Hickey Freihofner an amount equal to 2% of the gross proceeds of any sales of securities, convertible debentures, or any other financings, private or public, other than financings by commercial banks, by us of up to an aggregate of $15 million occurring after January 1, 2009.  Through November 30, 2010, fees payable pursuant to this agreement were $138,720.   None of the other persons who received shares of common stock pursuant to the termination agreements are officers, directors or 5% shareholders .

In June 2010, we authorized the issuance of a total of 7,195,000 shares of common stock to our employees and consultants, of which 2,000,000 were   to be issued to each of Fong Yiu Ming Anson and Xiong Luo.  These shares vest in four equal quarterly installments, with the first 500,000 shares vesting on the date of grant.  These shares also include the 1,000,000 shares that were issued to Yan Pan pursuant to his employment agreement as described under “Management – Employment Agreements.”   As of November 30, 2010, we had issued 1,000,000 shares to Mr. Luo, 500,000 shares to Mr. Pan and 2,000,000 shares to Mr. Fong.  Under certain conditions, including the death of an officer prior to the vesting of all of the shares, the unvested shares vest immediately.  Except for shares issuable pursuant to employment agreements and director agreements, no other shares were issued to our officers or directors.

See “Selling Shareholders” for information relating to transactions with the selling shareholders and their affiliates.

CHANGE OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Prior to the reverse acquisition, our independent registered public accounting firm was Schumacher & Associates, Inc., while Organic Region’s independent registered public accounting firm was Kabani & Company, Inc.  On January 15, 2009, concurrent with reverse acquisition, our board of directors approved the dismissal of Schumacher as our independent auditor, effective immediately.  Concurrent with the decision to dismiss Schumacher as our independent auditor, our board of directors elected to continue the existing relationship of Organic Region with Kabani and appointed Kabani as our independent auditor.

Schumacher's reports on our financial statements as of and for the fiscal years ended May 31, 2008 and 2007, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that its reports for the fiscal years ended May 31, 2008 and 2007 contained a statement of substantial doubt regarding our ability to continue as a going concern.

During the fiscal years ended May 31, 2008 and 2007 and through Schumacher's dismissal on January 15, 2009, there were (1) no disagreements with Schumacher on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Schumacher, would have caused Schumacher to make reference to the subject matter of the disagreements in connection with its reports, and (2) no events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2008 and 2007 and through the date hereof, neither us nor anyone acting on our behalf consulted Kabani with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that Kabani concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or reportable events set forth in Item 304(a)(1)(iv) and (v), respectively, of Regulation S-K.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 20,000,000 shares of preferred stock, par value $.001 per share, and 780,000,000 shares of common stock, par value $.001 per share.

The following summary of certain provisions of our common stock, preferred stock, certificate of incorporation and by-laws is not intended to be complete. It is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws.

Common Stock

We are authorized to issue up to 780,000,000 shares of Common Stock, par value $0.001 per share. Each outstanding share of Common Stock entitles the holder thereof to one vote per share on all matters. Our Bylaws provide that any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. Shareholders do not have preemptive rights to purchase shares in any future issuance of our Common Stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors.  Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future.  Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments.  In addition, our operating subsidiaries in the PRC, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.  In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.  To the extent that additional shares of our common stock are issued, the relative interests of existing shareholders will be diluted.

Preferred Stock

Our articles of incorporation give our board of directors the power to issue shares of preferred stock in one or more series without shareholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Series A Preferred Stock

Our board of directors authorized 2,000,000 shares of our preferred stock as series A convertible preferred stock.  The amended and restated certificate of designation for the series A preferred stock provides that each share of series A preferred stock is initially convertible into 11.36 shares of common stock, subject to adjustment. The purchase agreement pursuant  to which we sold the series A preferred stock provided that, until the investors in the August 2009 private placement no longer hold securities, if we issue common stock at a price, or options, warrants or other convertible securities with a conversion or exercise price less than the conversion price (presently $.088), with certain specified exceptions, the number of shares issuable upon conversion of one share of series A preferred stock is adjusted to reflect a conversion price equal to the lower price.   The holders of the series A preferred stock have agreed to the elimination of this provision.

No dividends are payable with respect to the series A preferred stock. While the series A preferred stock is outstanding, we may not pay dividends on or redeem shares of common stock.

Upon any voluntary or involuntary liquidation, dissolution or winding-up, the holders of the series A preferred stock are entitled to a preference of $1.00 per share before any distributions or payments may be made with respect to the common stock or any other class or series of capital stock which is junior to the series A preferred stock upon voluntary or involuntary liquidation, dissolution or winding-up.

The holders of the series A preferred stock have no voting rights. However, so long as any shares of series A preferred stock are outstanding, we shall not, without the affirmative approval of a majority of the holders of the outstanding shares of series A preferred stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the series A preferred stock or alter, (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon liquidation senior to or otherwise pari passu with the series A preferred stock, or any of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the series A preferred stock, (c) amend our articles of incorporation or other charter documents in breach of any of the provisions hereof, (d) increase the authorized number of shares of series A preferred stock, or (e) enter into any agreement with respect to the foregoing.

The holders of the series A preferred stock may not convert the series A preferred stock to the extent that such conversion would result in the holders and their affiliates owning more than 9.99% of our outstanding common stock. This limitation may not be amended or waived; provided, that the limitation does not supply with respect to a change of control. The shares of series A preferred stock are automatically converted upon a change of control, as defined in the certificate of designation.

The warrants that are held by the selling shareholders are described under “Selling Shareholders – August 2009 Private Placement.”

The Nevada General Corporation Law

We are incorporated in Nevada and are subject to the provisions of the Nevada General Corporation Law. Under certain circumstances, the following selected provisions may delay or make more difficult acquisitions or changes of control. Our articles of incorporation and by-laws do not exclude us from such provisions. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Restrictions on Control Share Acquisitions

Sections 78.378 to 78.3793 of the Nevada General Corporation Law relate to acquisitions of control of an issuing corporation, which is defined as a Nevada corporation that has 200 or more shareholders, at least 100 of whom have addresses in Nevada appearing on our stock ledger. These provisions will not apply unless we meet the definition of an issuing corporation.

Under these provisions, an acquiring person who acquires a controlling interest in an issuing corporation and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred upon them by a resolution of the shareholders of the corporation, approved by a majority of the voting power at a special or annual meeting of the shareholders, with the votes of interested shareholders not counted. The meeting of shareholders is held upon the request and at the expense of the acquiring person.

In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any shareholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of his or her shares, and the corporation must comply with the demand. A controlling interest means the ownership of outstanding voting shares sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority and/or (iii) a majority or more of the voting power of the issuing corporation in the election of directors. Voting rights must be conferred by a majority of the disinterested shareholders as each threshold is reached and/or exceeded.

These provisions do not apply if the articles of incorporation or bylaws in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply.

Restrictions on Certain Business Combinations

Sections 78.411 to 78.444 of the Nevada General Corporation Law restrict the ability of a resident domestic corporation to engage in any combination with an interested shareholder for three years after the interested shareholder’s acquisition of the shares that cause such shareholder to become an interested shareholder, unless the combination or the purchase of shares by the interested shareholder that cause such shareholder to become an interested shareholder is approved by our the company’s board of directors before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the three-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria.

For purposes of the above provisions, a resident domestic corporation is a Nevada public corporation that has 200 or more shareholders and an interested shareholder is any person, other than the company and its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the company or (ii) an affiliate or associate of the company and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the company.

These restrictions do not apply to corporations that elect in a charter amendment approved by a majority of the disinterested shares to be excluded from these provisions. Such an amendment would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our articles of incorporation and bylaws do not exclude us from the restrictions imposed by such provisions

Articles of Incorporation Provisions Relating to Control Share Acquisitions and Restrictions of Business Combinations

In March 2009, we amended our articles of incorporation to elect not to be governed by the terms and provisions of Sections 78.378 through 78.3793 and 78.411 through 78.444 of the Nevada Revised Statutes. As a result, the discussion under “Description of Capital Stock – Restrictions on Control Share Acquisitions” and “Description of Capital Stock – Restrictions on Certain Business Combinations” do not apply to us.

EXPERTS

Our consolidated financial statements at December 31, 2009 and 2008 and for the years then ended have been audited by Kabani & Company, Inc. and are included herein in reliance upon the authority of such firm as an expert in accounting and auditing in giving such report.

LEGAL MATTERS

The validity of the shares of common stock offered through this prospectus will be passed on by Sichenzia Ross Friedman Ference LLP, 61 Broadway, New York, New York 10006.

HOW TO GET MORE INFORMATION

We file annual, quarter and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission’s EDGAR system. You may inspect these documents and copy information from them at the Commission’s offices at public reference room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov.

We have filed a registration statement with the Commission relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission’s public reference facilities or its website.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

SINO GREEN LAND CORPORATION AND SUBSIDIARIES

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2009 (restated) and December 31, 2008 (restated)	F-3
Consolidated Statements of Income for the years ended as at December 31, 2009 and 2008 (restated)	F-4
Consolidated Statements of Shareholders ’ Equity for the year ended December 31, 2009 and 2008 (restated)	F-5
Consolidated Statements of Cash Flows for the years ended as at December 31, 2009 and 2008 (restated)	F-6
Notes to Consolidated Financial Statements (restated)	F-7
Consolidated Balance Sheets at September 30, 2010 (unaudited) and December 31, 2009 (restated)	F-21
Consolidated Statements of Income and Other Comprehensive Income for the nine months ended September 30, 2010 (unaudited) and 2009 (unaudited and restated )	F-22
Consolidated Statements of Cash Flows for the nine months ended September 30, 2010 (unaudited) and 2009 (unaudited and restated )	F-23
Notes to Unaudited Consolidated Financial Statements	F-24

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Sino Green Land Corp and Subsidiaries

We have audited the accompanying consolidated balance sheets of Sino Green Land Corp and Subsidiaries as of December 31, 2009 and 2008 (restated), and the related restated consolidated statements of income, stockholders' equity, and cash flows for the two years period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sino Green Land Corp and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the two years period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 14 to the consolidated financial statements, the 2009 and 2008 consolidated financial statements have been restated to correct misstatements.

/s/ Kabani & Company, Inc.
Certified Public Accountants

Los Angeles, California
April 12, 2010  except for note 2, 7, 8, 9, 14 which is of October 27, 2010

SINO GREEN LAND CORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
	(Restated)	(Restated)
ASSETS
Current Assets
Cash and cash equivalents	$1,987,616	$544,860
Accounts receivable, net	171,143	200,731
Due from related parties	1,006	352,799
Inventories	9,934	16,931
Advances-current portion	256,225	-
Other current assets	343,169	58,045
Total Current Assets	2,769,093	1,173,366

Property and Equipment, net	547,727	139,765

Deposit	365,647	-

Advances	4,355,829	497,568

Long-term Prepayments	18,961,869	16,258,707

Total Assets	$27,000,165	$18,069,406

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$1,186,923	$1,529,786
Advances from customers	48,690	56,443
Due to related parties	3,364	129,444
Convertible debentures	-	360,710
Derivative liability	5,206,567	340,266
Total Current Liabilities	6,445,544	2,416,650

Stockholders' Equity
Preferred stock, par value $.001 per share, 20,000,000 shares authorized, of which 2,000,000 and 0 shares are designated as series A convertible preferred stock, with 1,650,000 and 0 shares issued and outstanding as of December 31, 2009 and 2008, respectively	650	-
Common stock, $0.001 par value, 780,000,000 shares authorized, 104,943,337 and 81,648,554 issued and outstanding as of December 31, 2009 and 2008, respectively	104,944	81,649
Additional Paid-in capital	7,736,406	4,919,351
Other comprehensive income	762,504	1,075,973
Retained earnings	11,950,117	9,575,783
Total stockholders' equity	20,544,621	15,652,756

Total Liabilities and Stockholders' Equity	$27,000,165	$18,069,406

The accompanying notes are integral part of these consolidated

SINO GREEN LAND CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
	(Restated)	(Restated)

Sales	$108,045,437	$73,562,759

Cost of goods sold	96,308,289	65,825,333

Gross profit	11,737,148	7,737,426

Operating expenses
Selling expenses	2,581,330	1,630,781
General and administrative expenses	2,216,416	1,073,400
Total operating expenses	4,797,746	2,704,181

Operating income	6,939,402	5,033,245

Other income(expense)
Interest expenses, net	(63,882)	(133,650)
Loss on debt extinguishment	(139,289)	-
Change in derivative liability	(3,866,300)	(200,977)
Others, net	154,404	15,399
Total other expense	(3,915,068)	(319,228)

Net income	3,024,334	4,714,017
Deemed preferred stock dividend	(650,000)	-
Net income applicable to common stockholders	2,374,334	4,714,017

Comprehensive income:
Net income	3,024,334	4,714,017
Other comprehensive income (loss)
Foreign currency translation gain (loss)	(313,469)	777,795

Comprehensive income	$2,710,865	5,491,812

Net income per share
Basic	$0.03	$0.06
Diluted	$0.02	$0.06

Weighted average number of shares outstanding
Basic	89,772,302	81,648,554
Diluted	117,579,469	81,648,554

The accompanying notes are integral part of these consolidated financial statements.

SINO GREEN LAND CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 (RESTATED) AND 2008 (RESTATED)

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid In Capital	Other Comprehensive Income	Retained Earnings	Total Stockholders’ Equity
Balance as of December 31, 2007	–	$–	81,648,554	81,649	$4,919,351	$298,178	$4,861,766	$10,160,944
Foreign currency translation gain	–	–	–	–	–	777,795	–	777,795
Net income for the year ended December 31, 2008	–	–	–	–	–	–	4,714,017	4,714,017
Balance as of December 31, 2008 (Restated)	–	–	81,648,554	81,649	4,919,351	1,075,973	9,575,783	15,652,756
Recapitalization due to reverse acquisition	–	–	5,832,039	5,832	(5,832)	–	–	–
Issuance of preferred stock	1,650,000.00	650	–	–	554,350	–	–	555,000
Issuance of common stock	–	–	17,462,744	17,463	1,618,537	–	–	1,636,000
Foreign currency translation gain	–	–	–	–	–	(313,469)	–	(313,469)
Deemed dividend for preferred stock			–	–	650,000	–	(650,000)	–
Net income for the year ended December 31, 2009	–	–	–	–	–	–	3,024,334	3,024,334

Balance as of December 31, 2009 (Restated)	1,650,000	$650	104,943,338	$104,944	$7,736,406	$762,504	$11,950,117	$20,554,621

The accompanying notes are integral part of these consolidated financial statements.

SINO GREEN LAND CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 (RESTATED) AND 2008 (RESTATED)
	2009 (Restated)	2008 (Restated)
Cash flows from operating activities
Net income	$3,024,334	$4,714,017
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation	79,178	83,694
Amortization	627,304	508,713
Loss on debt extinguishment	139,289	-
Gain from debt forgiveness	(162,949)
Change in derivative liability	3,866,300	200,977
Debt discount (part of interest expense)	(32,948)	71,266
Decrease / (Increase) in current assets
Accounts receivable	29,140	5,893
Inventories	6,957	23,992
Other current assets	(285,095)	(8,160)
Deposit	(365,450)	–
Advances	(4,113,619)	(23,745)
Long-term prepaid expense	(3,363,950)	(7,209,225)
Increase in current liabilities
-Accounts payable & accrued expense	(367,118)	1,190,819
Advances from customer	(7,629)	(26,579)
Tax payables	156	68
Other payables	128,410	558,905

Net cash (used in) provided by operating activities	(797,689)	123,583

Cash flows from investing activities
Acquisition of plant, property, and equipment	(487,221)	(4,276)

Cash flows from financing activities
Proceeds from (payment to) issuance of convertible notes	(502,684)	500,000
Net proceeds from issuance of preferred stock and warrants	1,555,000	–
Proceeds from issuance of common stock and warrants	1,636,000	–
Proceeds from (payments to) related parties	226,405	(603,970)
Net cash provided by (used in) financing activities	2,914,721	(103,970)

Effect of exchange rate change on cash and cash equivalents	(187,055)	86,477

Net increase in cash and cash equivalents	1,442,756	101,814

Cash and cash equivalents, beginning balance	544,860	443,046
Cash and cash equivalents, ending balance	$1,987,616	$544,860

Supplement disclosure of cash flow information
Interest expense paid	$104,800	$–
Income taxes paid	$–	$–

The accompanying notes are integral part of these consolidated financial statements.

SINO GREEN LAND CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

Sino Green Land Corporation (the “Company”) was incorporated in Nevada in March 2008 under the name of Henry County Plywood Corporation, as the successor by merger to a Virginia corporation organized in May 1948 under the same name. On March 23, 2009, the Company’s corporate name was changed to Sino Green Land Corporation.

The Company, through its Chinese operating subsidiaries and a variable interest entity,  is engaged in the wholesale distribution, marketing and sales of premium fruits through wholesale centers and to supermarkets in China.

On January 15, 2009, the Company entered into a share exchange agreement with Organic Region Group Limited (“Organic Region”), its stockholders and its wholly owned subsidiaries, Zhuhai Organic Region Modern Agriculture Ltd. (“Zhuhai Organic”), Guangzhou Organic Region Agriculture Ltd. (“Guangzhou Organic”), Fuji Sunrise International Enterprises Limited (“Fuji Sunrise”), Southern International Develop Limited (“Southern International”) and HK Organic Region Limited (“HK Organic”). Pursuant to the share exchange agreement and a related agreement with the Company’s two former principal stockholders:

•
The Company issued to the former stockholders of Organic Region a total of 81,648,554 shares of common stock, constituting approximately 98% of our outstanding stock, in exchange for all of the capital stock of Organic Region; and

•
Our former majority stockholders sold to the Company 1,666,298 shares of common stock, representing 50% of the then outstanding shares, for $500,000 non-interest bearing convertible promissory notes. The Company cancelled these shares. As of April 27, 2009, the Company had paid the principal and accrued interest on the notes in full and had no further obligations to the former majority stockholders.

Prior to the closing of these transactions, the Company, then known as Henry County Plywood Corporation, was not engaged in any business activity.

The Company is the sole stockholder of Organic Region, a British Virgin Islands corporation which was incorporated on January 30, 2003. Organic Region is the sole stockholders of five limited liability companies organized under the laws of the People’s Republic of China, each of which is a wholly foreign-owned entity, known as a WFOE: Zhuhai Organic, Guangzhou Organic, Fuji Sunrise, Southern International and HK Organic.

Under generally accepted accounting principles, the acquisition by the Company of Organic Region is equivalent to the acquisition by Organic Region of the Company, then known as Henry County Plywood Corporation, with the issuance of stock by Organic Region for the net monetary assets of the Company. This transaction is reflected as a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition. Under reverse acquisition accounting, the comparative historical financial statements of the Company, as the legal acquirer, are those of the accounting acquirer, Organic Region. The accompanying financial statements reflect the recapitalization of the stockholders’ equity as if the transactions occurred as of the beginning of the first period presented. Thus, only the 81,648,554 shares of common stock issued to the former Organic Region stockholders are deemed to be outstanding for all periods reported prior to the date of the reverse acquisition. As a result of the reverse acquisition effected by the share exchange agreement, the Company’s business has become the business of the Organic Region. The 1,666,297 shares of common stock that were outstanding on January 15, 2009, net of the 1,666,298 shares that were purchased by the Company and cancelled, are treated as if they were issued on January 15, 2009, as part of a recapitalization.

Zhuhai Organic was formed by a British Virgin Islands corporation known as Nature Institution Group Ltd. (“NI Group”) on January 3, 2004, and Guangzhou Organic was formed by NI Group on September 24, 2004. On December 31, 2007, NI Group transferred to Organic Region all of the stock of Zhuhai Organic for $5,000,000 and all of the stock of Guangzhou Organic for no consideration since Guangzhou Organic had negative equity. At the time of the transfer, NI Group had made the required capital contributions to both Zhuhai Organic and Guangzhou Organic, the transfers were treated as transfers between related parties because, at the time of the transfer, one of NI Group’s stockholders, who held a 13.5% interest in NI Group, was also a 50% stockholder in Organic Region. Since the transfers were between related parties, the assets of the acquired companies were carried at their historical cost and the amount by which the total purchase price exceeded the value of the assets of Zhuhai Organic and Guangzhou Organic, which was $365,755, was recorded as deemed dividend to the stockholder on December 31, 2007.

The Company has an exclusive agreement with Xiong Luo, who is one of the Company’s senior executive officers and the owner and holder of the business license for Guangzhou Greenland Co. Ltd. (“Guangzhou Greenland”). Pursuant to this agreement, Organic Region provides consulting services, including business operations, human resources and research and development services, to Mr. Luo with respect to Guangzhou Greenland to enable Guangzhou Greenland to operate the fruit trading business in China. In exchange for such services, Mr. Luo agreed to pay a consulting services fee to Organic Region equal to all of the revenues obtained by Guangzhou Greenland. The agreement gave the Company the ability to substantially influence Guangzhou Greenland’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring stockholder approval. Mr. Luo also irrevocably granted the Company an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Guangzhou Greenland and agreed to entrust all the rights to exercise voting power to the person appointed by the Company. Guangzhou Greenland is considered a variable interest entity under ASC 810 (Originally issued as FIN 46R), and its financial statements are included in our consolidated financial statements. Substantially all of the Company’s revenue is derived from the business of Guangzhou Greenland.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principle of consolidation

The accompanying restated consolidated financial statements (See Note 14 for a description of the restatements) include the accounts of the Company and its wholly-owned subsidiaries, Zhuhai Organic and Guangzhou Organic, Fuji Sunrise, HK Organic and Southern International, together with its 100% Variable Interest Entity (VIE), Guangzhou Greenland. All significant inter-company accounts and transactions have been eliminated in consolidation.

In accordance with ASC 810 (Originally issued as Financial Interpretation No. 46R, Consolidation of Variable Interest Entities “FIN 46R”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

On January 1, 2005, Organic Region entered into exclusive arrangements with Mr. Xiong Luo, who was then the Company’s chief operating officer and has since become the Company’s chief executive officer and president, and who holds the business license for Guangzhou Greenland, that give the Company the ability to substantially influence Guangzhou Greenland’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring stockholder approval. As a result, the Company consolidates the financial results of Guangzhou Greenland as variable interest entity pursuant to ASC 810 (Originally issued as Financial Interpretation No. 46R, Consolidation of Variable Interest Entities “FIN 46R”).

a.	Guangzhou Greenland holds the licenses necessary to operate its fruit trading business in China.

b.
The Company has the exclusive privilege to purchase the fruit and vegetables from and it provides other general business operation services to Guangzhou Greenland in return for a consulting services fee which is equal to Guangzhou Greenland’s revenue.

c.
Mr. Xiong Luo irrevocably granted the Company an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Guangzhou Greenland and agreed to entrust all the rights to exercise his voting power to the person appointed by the Company.

b. Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those results.

c. Cash and cash equivalents

The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

d. Accounts receivable

The Company’s policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. As of December 31, 2009 and December 31, 2008, the Company had accounts receivable, of $171,143 and $200,731, net of allowance for bad debts in the amount of $9,244 and $9,264, respectively.

e. Other current assets

Other current assets, valued at $343,169 as of December 31, 2009, represents an unsecured loan receivable in the amount of $292,517, at an interest rate of 5.31%, from an unrelated party. This loan was due in January 2010 and relates to a loan made to the local fruit association in connection with the construction of a seeding lab for emperor bananas. The loan was collected in March 2010. The interest income for the year ended December 31, 2009 was $15,524. As of December 31, 2008, the other current assets amounted to $58,045.

f. Advances

As of December 31, 2009, the Company advances amounted to $4,355,829. The Company provides advances to one unrelated party in return for 18 years lease starting 2010. The advances are required to be used to construct a multi level distribution center the Company intends to lease. As of December 31, 2008, the advances amounted to $497,568.

g. Deposit

As of December 31, 2009 and 2008, the Company has deposit amounted to $365,647 and $0, respectively. The deposit is to an unrelated party and refundable after the expiration of the term of the lease (described in note 1.f Advances).

h. Inventories

Inventories are valued at the lower of cost (determined on a weighted average basis) or market value. Management compares the cost of inventories with market value and an allowance is provided to reduce the value of inventories to their net market value.

Inventories consisted of produce in the amount of $9,934 and $16,931 as of December 31, 2009 and 2008, respectively.

i. Property and equipment

Property and equipment are recorded at cost. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant, property, and equipment are capitalized. These capitalized costs may include structural improvements, equipment, and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets: 5 to 10 years for manufacturing machinery, 5 years for office equipment, and 5 years for motor vehicles.

j. Impairment

The Company applies the provisions ASC 360-10 (Originally issued as FAS No. 144). ASC 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There was no impairment of long-lived assets for the years ended December 31, 2009 and 2008.

k. Derivative liability

The derivative liability represents the value of warrants to purchase common stock that were issued in connection with certain debt and preferred stock offerings in 2008 and 2009. The warrants are reported at fair value using the Black-Scholes model with changes in value reflected in earnings for the period.

l. Deemed Preferred Stock Dividend

The Company records a deemed preferred stock dividend for the amortization of any discount arising from beneficial conversion features associated with its preferred shares. Upon issuance, this discount is offset by a credit to additional paid-in capital, and is generally amortized over its earliest conversion period. Due to the perpetual nature of the preferred shares and the immediate conversion rights, the full discount is reflected as a deemed preferred stock dividend upon issuance.

m. Revenue recognition

The Company’s revenue recognition policies are in compliance with ASC 605 (Originally issued as Staff Accounting Bulletin (SAB) 104). Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

Sales

Revenues from the sale of products are recognized at the point of sale of the Company’s products. Discounts provided to customers by the Company at the time of sale are recognized as a reduction in sales as the products are sold. Sales taxes are not recorded as a component of sales.

Cost of Goods Sold

The “Cost of Goods Sold” line item of the Consolidated Statements of Income includes product costs and the amortization of the long-term leases on which the produce is grown and for which the full payment was made at the commencement of the lease. Discounts provided to the Company by vendors at the time of purchase are recognized as a reduction in inventory cost as the products are delivered.

All other costs, including warehousing costs, transportation costs, salaries, rent expense and depreciation expense, are shown separately in Selling Expense or General and Administrative Expense in the Consolidated Statements of Income.

n. Income taxes

The Company utilizes ASC 740 (Originally issued as SFAS No. 109, “Accounting for Income Taxes”), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company records a valuation allowance for deferred tax assets, if any, based on its estimates of its future taxable income as well as its tax planning strategies when it is more likely than not that a portion or all of its deferred tax assets will not be realized. If the Company is able to utilize more of its deferred tax assets than the net amount previously recorded when unanticipated events occur, an adjustment to deferred tax assets would increase the Company net income when those events occur. The Company does not have any significant deferred tax asset or liabilities in the PRC tax jurisdiction.

o. Income per share of common stock

Income per share of common stock is calculated in accordance with the ASC 260 (Originally issued as Statement of Financial Accounting standards No. 128, “Earnings per share”). Income per share for all periods presented has been restated to reflect the adoption of ASC 260. Basic income per share is based upon the weighted average number of common shares outstanding. Diluted income per share is based on the assumption that all dilutive convertible shares and stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted income per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive common shares consist of common stock issuable upon the conversion of the outstanding shares of Series A preferred stock (using the if-converted method) and common stock warrants (using the treasury stock method). The following table presents a reconciliation of basic and diluted net income per share (in thousands, except per share amounts):

	Years Ended December 31,
	2009	2008
Net income	$3,024	$4,714
Weighted average shares of common stock outstanding	89,772	81,649
Diluted effect of warrants, options, and preferred stock	27,807	-
Weighted average shares of common stock – diluted	117,579	81,649
Net income available per share of common stock – basic	$0.03	$0.06
Net income per share of common stock – diluted	$0.02	$0.06

p. Foreign currency translation

The Company uses the United States dollar for financial reporting purposes. The Company’s subsidiaries maintain their books and records in their functional currency - Chinese Yuan Renminbi (RMB), being the primary currency of the economic environment in which their operations are conducted. Such financial statements were translated into United States dollars in accordance with ASC 830 (Originally issued as Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation”). According to the Statement, all assets and liabilities are translated at the current exchange rate, stockholder’s equity are translated at the historical rates and income statement and statement of cash flows items are translated at the average exchange rate for the period. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive income in accordance with ASC 220 (Originally issued as SFAS No. 130, “Reporting Comprehensive Income”) as a component of stockholders’ equity.

q. Fair values of financial instruments

ASC 825 (Originally issued as Statement of Financial Accounting Standard No. 107, “Disclosures about Fair Value of Financial Instruments”) requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for assets and liabilities qualifying as financial instruments are a reasonable estimate of fair value.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, other receivables, advances to suppliers, accounts payable and other payables.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented on the balance sheet. This is attributed to the short maturities of the instruments and that interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective balance sheet dates.

r. Earning per share (EPS)

Earnings per share is calculated in accordance with the ASC 260 (Originally issued as Statement of Financial Accounting standards No. 128, “Earnings per share”) superseded Accounting Principles Board Opinion No.15 (APB 15). Earnings per share for all periods presented has been restated to reflect the adoption of ASC 260 Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Basic and diluted earning per share was $0.03 and $0.02 for the year ended December 31, 2009, respectively. Basic and diluted earning per share was $0.06 and $0.06 for the year ended December 31, 2008, respectively.

s. Segment reporting

ASC 280 (Originally issued as Statement of Financial Accounting Standards No. 131, “SFAS 131”), “Disclosure about Segments of an Enterprise and Related Information” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

ASC 280 (Originally issued as SFAS No. 131) has no effect on the Company’s consolidated financial statements as the Company operates in one reportable business segment.

t.Statement of cash flows

In accordance with ASC 230 (Originally issued as SFAS No. 95), "Statement of Cash Flows," cash flows from the Company's operations is calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

u. Subsequent Events.

For purposes of determining whether a post-balance sheet event should be evaluated to determine whether it has an effect on the financial statements for the period ending December 31, 2009 pursuant to ASC 855(Originally issued as SFAS No. 165), subsequent events were evaluated by the Company as of October 21, 2010, the date on which the Form 10-K/A, which includes the restated consolidated financial statements at and for the year ended December 31, 2009, was available to be issued.

v. Recent Accounting Pronouncements

In June 2009, the FASB issued ASC 105 (previously SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") - a replacement of FASB Statement No. 162), which will become the source of authoritative accounting principles generally accepted in the United States recognized by the FASB to be applied to nongovernmental entities.

In June 2009, the FASB issued ASC 855 (previously SFAS No. 165, Subsequent Events), which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. It is effective for interim and annual periods ending after June 15, 2009. There was no material impact upon the adoption of this standard on the Company’s consolidated financial statements.

In June 2009, the FASB issued ASC 860 (previously SFAS No. 166, “Accounting for Transfers of Financial Assets”) , which requires additional information regarding transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company does not believe this pronouncement will impact its financial statements.

In June 2009, the FASB issued ASC 810 (previously SFAS No. 167) for determining whether to consolidate a variable interest entity. These amended standards eliminate a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary. These amended standards were effective for the Company beginning in the first quarter of fiscal year 2010 and hav had no impact on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, which amends ASC Topic 820, Measuring Liabilities at Fair Value, which provides additional guidance on the measurement of liabilities at fair value. These amended standards clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, we are required to use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, or quoted prices for similar liabilities when traded as assets. If these quoted prices are not available, we are required to use another valuation technique, such as an income approach or a market approach. These amended standards are effective for us beginning in the fourth quarter of fiscal year 2009 and are not expected to have a significant impact on our consolidated financial statements.

w.Reclassifications

Certain prior year amounts have been reclassified to conform with the current year's presentation, none of which had an impact on total assets, stockholders' equity (deficit), net loss, or net loss per share.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of December 31, 2009 and December 31, 2008:

	2009	2008
Manufacturing machinery	$403,822	$411,299
Office equipment	40,591	38,037
Motor vehicle	24,143	17,589
Leasehold Improvement	484,848	-

Less: Accumulated Depreciation	(405,677)	(327,160)
Property & Equipment, net	$547,727	$139,765

Depreciation expenses for the years ended December 31, 2009 and 2008 were 79,178 and $83,694 respectively.

4. DUE FROM/(TO) RELATED PARTIES

Amounts due from related parties amounted to $1,006 and $352,799 as of December 31, 2009 and 2008, respectively. The Company has a balance due from one stockholder and director amounting to $1,006 as of December 31, 2009. The amount due is interest free, unsecured and due on demand. The Company had a balance due from one company which is under common control with the Company amounting to $352,799 as of December 31 2008 and $0 as of December 31, 2009. The amount due is interest free, unsecured and due on demand.

Due to related parties amounted to $3,364 and $129,444 as of December 31, 2009 and 2008, respectively. The Company has a balance due to one stockholder and director of the Company amounting to $3,364 as of December 31, 2009. The amount due is interest free, unsecured and due on demand. The Company has a balance due to related parties amounting to $129,444 as of December 31, 2008 and $0 as of December 31, 2009. It was due to the companies which are under common control with the Company. The amounts due were interest free, unsecured and due on demand and were paid in 2009.

On January 15, 2009, in connection with the reverse acquisition described in Note 1, the Company entered into a redemption agreement with Michael Friess and Sanford Schwartz, who were the Company’s majority stockholders, whereby these stockholders surrendered an aggregate of 1,666,298 shares of common stock for redemption in exchange for the issuance of non-interest bearing convertible promissory notes in the aggregate principal amount of $500,000. The principal and accrued interest of the notes were payable on March 31, 2009. On March 31, 2009, the Company entered into an oral agreement with these stockholders, pursuant to which the Company paid them $250,000 and agreed to pay them the remaining $250,000 on or before April 30, 2009, without penalty. The Company paid the remaining $250,000 on April 27, 2009.

5. LONG-TERM PREPAYMENTS

There is no private ownership of land in the PRC. All land is owned by the government, which grants land use rights for a specified period of time. Guangzhou Greenland has entered into fourteen land lease and developing agreements with a number of farming cooperatives since 2005. The farming cooperatives are authorized to manage and plant the lands by Guangzhou Greenland who, during the term of the lease, has the priority right to purchase the agricultural products at fair market price. The agreements have terms of 25 years with various due dates. The payments for the entire 25-year term are payable, and were paid, in full at the inception of the agreements.

The Company acquired two land leases during the year ended December 31, 2009 by paying approximately $3.4 million.

Guangzhou Greenland uses the straight-line method to amortize the long-term prepayments over the life of the contracts. As of December 31, 2009 and 2008, the Company has long-term prepayments (net) in the amount of $18,961,869 and $16,258,707, respectively.

The details of long-term prepayments are listed below as of December 31, 2009 and 2008:

	2009	2008
Long-term prepayment –cost	$20,996,380	$17,450,561
Accumulated amortization	(2,034,511)	(1,191,854)
Net	$18,961,869	$16,258,707

Amortization expenses for the years ended December 31, 2009 and 2008 were $627,304 and $508,713, respectively, and are included in cost of goods sold.

Amortization expenses for the next five years after December 31, 2009 are approximately as follows:

2010	$886,181
2011	886,181
2012	886,181
2013	886,181
2014	886,181
After	14,530,964
Total	$18,961,869

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses comprised the following as of December 31, 2009 and 2008:

	2009	2008
Accounts payable	$385,726	$804,437
Accrued payroll	130,542	90,916
Accrued expenses	465,895	557,692
Advance subscription	180,526	-
Other payable	24,234	76,741
	$1,186, 923	$1,529,786

The Company had advance fund which against issuance of shares subsequent to the year end.

7. SHORT TERM CONVERTIBLE NOTES

On April 23, 2008, Organic Region, which was then a privately-owned company, issued for $500,000 its one-year 18% convertible notes with common stock warrants in the total amount of $500,000.  Upon the completion of the reverse acquisition the Company assumed the notes and related warrant obligations. . The warrant holder are entitled to purchase up to $500,000 of securities at a per share price equal to 115% of the lowest cash price paid in a financing, which is defined as the consummation of one or more equity financings by the Company.

Upon issuance of the debt, the Company allocated the proceeds between the debt and warrants in the amount of $360,711 and $139,289, respectively.  The warrants were classified as a derivative due to the variability in their exercise terms, and remain outstanding. In August 2009, the debt was repaid in full, with interest, and the Company recognized a $139,289 loss on debt extinguishment.

8. EQUITY TRANSACTIONS

On January 15, 2009, the Company completed the reverse acquisition as described in Note 1. Pursuant to the share exchange agreement, the Company issued 81,648,554 shares of common stock in exchange for all of the outstanding common stock of Organic Region.

Pursuant to an agreement with an independent director, the Company agreed to pay the director 12,500 shares of common stock every fiscal quarter. As of December 31, 2009, the Company accrued the value of 45,833 shares, reflecting the shares that were due through December 31, 2009 pursuant to his agreement. The shares were issued subsequent to December 31, 2009.

In April 2009, the Company issued an aggregate of 4,165,742 shares in connection with the termination of two agreements which Organic Region had entered into on January 28, 2008. Following the issuance of the shares, the Company had no further obligations under either of these agreements except for the Company’s obligation to pay an amount equal to 2% of the gross proceeds of any sales of securities, convertible debentures, or any other financings, private or public, other than financings by commercial banks, by the Company of up to an aggregate of $15 million occurring after January 1, 2009.

Sales of Securities

During August 2009, the Company issued securities in the following transactions:

a. Effective August 3, 2009, the Company entered into common stock and warrant purchase agreements with non-affiliated investors. Pursuant to these agreements, for an aggregate consideration of $1,636,000, the Company issued:

(i) an aggregate of 13,129,410 shares at a stated purchase price of $0.085 per share and 4,333,334 shares at $0.12 per share;

(ii) two-year warrants to purchase 10,145,454 shares of common stock at $0.11 per share and 3,466,666 shares of common stock at $0.15 per share; and

(iii) an option to purchase up to 6,500,000 shares of common stock at a purchase price of $0.12 per share. The warrants may be exercised through August 3, 2011, are considered to be indexed to the company’s stock, and are all reflected as a component of equity in the accompanying financial statements.

b.. Pursuant to a Series A Convertible Preferred Stock and Warrant Purchase Agreement dated August 7, 2009, for a total consideration of $1,000,000, the Company:

(i) issued of an aggregate of 1,000,000 shares of series A convertible preferred stock;

(ii) issued five-year warrants to purchase 10,000,000 shares of common stock at an exercise price of $0.14 per share and 10,000,000 shares of common stock at an exercise price of $0.25 per share, and ;

(iii) granted these stockholders an option to purchase up to 1,000,000 additional shares of series A preferred stock at a purchase price of $1.00 per share through February 10, 2010.  In December 2010, $650,000 of A Preferred Share options were exercised.

The entire $1,000,000 of proceeds received on August 7, 2009 was allocated to the warrants and is reflected as a derivative liability due the variability in the exercise price, which was based upon the Company’s future operating results. The warrants may be exercised at any time prior to August 7, 2014. In the event that, prior to August 7, 2011, the Company issues common stock at a price less than the exercise price, the exercise price of the $0.14 warrants is reduced to the consideration received by us for the issuance of the shares.

The December 2009 issuance of convertible preferred stock contained beneficial conversion terms and resulted in the recognition of a discount on preferred stock upon issuance, and a corresponding beneficial conversion feature. The discounts were charged to retained earnings as deemed preferred stock dividends pursuant to the terms of the agreement which provide immediate conversion rights.

In the event of liquidation, dissolution or winding up, the holders of the Series A Preferred Stock are to receive a payment of $1.00 per share of Series A Preferred Stock before any distribution is made to the common stock or any securities junior to the Series A Preferred Stock upon liquidation, dissolution or winding up.

The certificate of designation for the Series A Preferred Stock and the warrants provide that those securities may not be converted or exercised or converted if such conversion or exercise would result in the holder and its affiliates having beneficial ownership of more than 9.99% of the Company’s outstanding common stock. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder.

Pursuant to the Series A Preferred Stock and warrant purchase agreement, in addition to the foregoing and other conditions, the Company agreed that:

•
The Company would maintain its listing on the OTC Bulletin Board or a national stock exchange; provided that if the Company is not so listed, as long as the investors owned Series A Preferred Stock, the Company would pay the investors, as liquidated damages, an amount equal to 1% of the purchase price per month, which is $10,000 per month if all of the shares of Series A Preferred Stock are then outstanding, until the stock is again listed on the OTC Bulletin Board or a national stock exchange.

•
The Company would cancel any outstanding preferred stock and, prior to August 7, 2012, not issue additional shares of preferred stock, other than pursuant to the purchase agreement or sales at a price of $0.135 per share on an as-converted basis.

•
The Company would have any outstanding convertible debt converted into either a straight loan with a reasonable payment schedule or converted into common stock at a price of not less than $0.085 per share.

•
With certain exceptions, if, prior to August 7, 2011, the Company issues stock at a price less than the conversion price of the Series A Preferred Stock, which is presently $0.088 per share, then the conversion price of the Series A Preferred Stock would be reduced to the lower price at which such shares were sold.

•
If the Company’s net income, as defined, is less than $0.045 per share on a fully-diluted basis, then the conversion price will be reduced by the percentage shortfall, subject to a maximum reduction of 40%. The Company’s net income for 2009, as defined, exceeded the target amount, and no adjustment was made in the conversion rate of the Series A Preferred Stock or in the exercise price of the warrants pursuant to similar provisions in the warrants. Pursuant to this provision, the proceeds received on financing transactions involving preferred shares issued with warrants were allocated to a warrant liability at fair value, and changes in value are reflected in the income statement for each period presented.

Warrants

			Weighted	Average
			Average	Remaining
	Warrants	Warrants	Exercise	Contractual
	Outstanding	Exercisable	Price	Life
Outstanding, December 31, 2007	-	-	$-	-
Granted	5,115,090	5,115,090	0.098	4.6
Forfeited	-	-	-	-
Exercised	-	-	-	-
Outstanding, December 31, 2008	5,115,090	5,115,090	0.098	4.6
Granted	33,612,120	33,612,120	0.16	3.34
Forfeited	-	-	-	-
Exercised	-	-	-	-
Outstanding, December 31, 2009	38,727,210	38,727,210	$0.15	3.51

Stock options

The preferred stock option activity was as follows:

		Weighted
		Average	Aggregate
	Options	Exercise	Intrinsic
	outstanding	Price	Value
Outstanding, December 31, 2008	-	-	-
Granted	1,000,000	$1.00	$909,091
Forfeited	-	-	-
Exercised	650,000	1.00	590,909
Outstanding, December 31, 2009	350,000	$1.00	$318,182

Following is a summary of the status of preferred stock options outstanding at December 31, 2009:

Outstanding Options			Exercisable Options
Average	Outstanding	Average Remaining		Exercisable
Exercise Price	Options	Contractual Life	Exercise Price	Options
$1.00	350,000	0.22	$1.00	350,000

Since we only had 1,000,000 shares of series A preferred stock authorized at December 31, 2009, the exercise of the preferred stock option to purchase 650,000 shares of series A preferred stock was subject to the amendment to the certificate of designation which increased the number of authorized shares of series A preferred stock to 2,000,000 shares.  Since there was no restriction on the use of the cash, the only consent to the amendment to the certificate of designation to increase the authorized shares of common stock was the consent of the three holders of the series A preferred stock who were also the option holders and the amendment to the certificate of designation was filed and the series A preferred stock was issued, the Company treated the option as having been exercised when the Company receive the option exercise proceeds in December 2009.

Fair Value of Warrants

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

[ ]	Level one — Quoted market prices in active markets for identical assets or liabilities;

[ ]	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

[ ]	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

Assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Fair value measurement using inputs			Carrying amount at
Financial instruments	Level 1	Level 2	Level 3	12/31/2009
Liabilities:
Derivative instruments - Warrants	$—	$5,206,567	$—	$5,206,567
Total	$—	$5,206,567	$—	$5,206,567

The fair value of warrants associated with the April 2008 debt issuance (Organic Region Warrants) and the August 2009 preferred share financing (Series A Warrants) that are reported as a liability was developed using the Black Scholes model using the following significant assumptions:

	Organic Region Warrants		Series A Warrants $0.14		Series A Warrants $0.25
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008	2009	2008
Market price of common stock:	$0.25	$0.09	$0.25	$0.09	$0.25	$0.09
Exercise price:	$0.098	$0.098	0.14	$0.14	0.25	$0.25
Expected term (years):	4.6	5.0	4.6	5.0	4.6	5.0
Dividend yield:	–	–	-	-	-	-
Expected volatility:	120.82%	112.01%	120.82%	112.01%	120.82%	112.01%
Risk-free interest rate:	1.50%	1.50%	1.75%	1.75%	1.75%	1.75%

As of December 31, 2009, none of the warrants had been exercised.

The risk-free rate of return reflects the interest rate for United States Treasury Note with similar time-to-maturity to that of the warrants.

None of the other warrants are treated as derivatives.

9. INCOME TAXES

The Company’s operations are conducted solely in the PRC. It does not conduct any operations in the United States or The British Virgin Islands and is not subject to income tax in either jurisdiction. For certain entities in PRC, the Company has incurred net accumulated operating losses. The Company has net operating losses amounted of $22,443 and $53,522, respectively, as of December 31, 2009 and 2008 for these entities.  The Company believes that it is more likely than not that these net accumulated operating losses generated in these entities will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2009 and 2008. Accordingly, the Company has no net deferred tax assets.

Under the current PRC enterprise income tax law, which became effective January 1, 2008, there is a standard enterprise income tax rate of 25%. The tax holidays that were granted under the former tax law, will continue in effect until they expire. Guangzhou Greenland has a two year income tax exemption in 2008 and 2009 and will have a 50% tax reduction from 2010 to 2012. Therefore, the Company does not have a provision for income tax.

The following is a reconciliation of the provision for income taxes at the tax rates of BVI and PRC to the income taxes reflected in the Statement of Operations for the years ended December 31, 2009 and 2008.

	2009		2008
U.S. statutory rate	34%		34%
Foreign income not recognized in U.S.	(34	) %	(34	) %
PRC income tax	25%		25%
Exempt from income tax	(25)%		(25)%
Tax expense at actual rate	0%		0%

Sino Green Land, Inc. was incorporated in the United States and has incurred estimated accumulated net operating losses of $15,164 and $350,670 as of December 31, 2009 and 2008 for the tax purposes, respectively.  The estimated net operating loss carry forwards for United States income taxes amounted to $15,164 which may be available to reduce future years’ taxable income. These carry forwards will expire, if not utilized, in 2027.  Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s limited operating history and continuing losses for United States income tax purposes.  Accordingly, the Company has provided a 100% valuation allowance on the deferred tax benefit to reduce the asset to zero. The net change in the valuation allowance for the period ended December 31, 2009 was $15,164 and the valuation allowance as of December 31, 2009 amounted to $15,164.

The Company has cumulative undistributed earnings of foreign subsidiaries of approximately $11,950,117 as of December 31, 2009, included in consolidated retained earnings and will continue to be indefinitely reinvested in international operations. Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if the Company concluded that such earnings will be remitted in the future.

10. CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

The Company’s operations are conducted exclusively in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC’s economy.

Operations of the Company in the PRC are subject to specific considerations and significant risks. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Results of operations of the company may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Since a significant amount of the company future  revenues will be  denominated in Renminbi,  the existing  and any future  restrictions  on currency  exchange may limit the company’s ability to utilize revenues generated in Renminbi to fund any business activities outside China or fund expenditures denominated in foreign currencies.

Almost all of the Company’s products are sold at the Guangdong Yun Cheng Wholesale Market and the Beijing Xin Fadi Agricultural Products Wholesale Market, two major markets for the sale of agricultural products in their respective areas where the Company leases space to sell its produce.

No customers who accounted for more than 10% of the total net revenue for the years ended December 31, 2009 and 2008.

The Company has long-term arrangements to purchase its produce from a limited number of farming cooperatives. If the Company is not able to purchase the produce from these farmers, in the event of a product shortage, and it is necessary for the Company to purchase from other suppliers, the costs may be greater due to this kind of short-term nature of arrangements.

Two vendors provided 52% and 27% of the goods to the Company during the year ended December 31, 2009. Three vendors provided 91%, 3% and 6% of the goods to the Company during the year ended December 31, 2008. Accounts payable to these vendors amounted $0 and $804,438 on December 31, 2009 and 2008.

The Company extends credit to its customers based upon its assessment of their credit worthiness and generally does not require collateral. Credit losses have not been significant.

11. COMMITMENT

Operating Leases

The Company leases various office facilities under operating leases that terminate on various dates.

The Company incurred rent expenses of $114,040 and $107,531 for the years ended December 31, 2009 and 2008.

The rent expenses for the five years after December 31, 2009 are as follows:

2010	$113,829
2011	111,687
2012	96,475
2013	89,758
2014	89,758
After	47,419
$435,097

12. SUBSEQUENT EVENTS

On January 5, 2010, the outstanding options to purchase 350,000 shares of Series A Preferred Stock at an exercise price of $1.00 per share of Series A Preferred Stock were exercised. The Company received net proceeds, after deducting brokerage commissions, of $350,000.

On January 15, 2010, an option to acquire 2,333,333 of Common Stock was exercised at a price per share of $0.12, which was granted on August 7, 2009 to acquire up to total 6,500,000 shares of Common Stock (See Note 8). In connection with such exercise, the Company issued to such investor warrants to purchase up to 1,866,667 shares of Common Stock at a price per share of $0.15 at any time for two years from the date of issuance

On February 8, 2010, the Company sold to two of the investors in the August 7, 2009 financing (see Note 8) and their affiliates a total of 4,167,000 shares of common stock for a purchase price of $0.12 per share, for a total of $500,000 after brokerage commission. In connection with this financing, the holders of the $0.14 warrants issued in the August 7, 2009 financing waived any anti-dilution adjustment resulting for this issuance.

On February 24, 2010, one investor in the Aug 7, 2009 financing (see Note 8) converted 44,000 shares of convertible preferred stock into 500,000 shares of Common Stock at a conversion price per share of $ 0.088.

On May 14, 2010, the certificate of designation relating to the series A preferred stock was amended and restated to increase the number of authorized shares of series A preferred stock from 1,000,000 to 2,000,000 shares.  The financial statements give retroactive effect to this amendment.

13. EVENTS SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT AUDITORS (UNAUDITED)

In May 2010, the Company raised $3.4 million from the sale of 17,000,000 shares of common stock at $0.20 per share pursuant to agreements with two sets of investors.  One group of investors purchased a total of 3,375,000 shares for $675,000 (the “group A investors”) and the other group purchased 13, 625,000 shares of common stock for $2,725,000 (the “group B investors”).  In connection with the May 2010 financing, we agreed with the investors that:

•
If, as any time as long as any of the group A investors holds any of the shares of common stock purchased in the financing, the Company sells shares of common stock or issue convertible securities with an exercise price or conversion price which is less than the price paid in the financing, which was $0.20 per share, the Company is to issue additional shares to the investors so that the effective price per share is equal to such lower price.  The group B investors have no comparable provision.

•
The Company would hire a finance manager or chief financial officer with United States public company experience, within 45 days after the closing.  If the Company fails to meet this covenant, the Company must pay the group A investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the position is filled.  The Company satisfied this covenant.

•
Within 45 of closing, the Company shall have a majority of independent directors of which two are to be English-speaking and have prior experience with United States public companies.  If the Company fails to meet this covenant, the Company must pay the group A investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.  The Company has satisfied this requirement.

•
Within 120 days of closing with respect to the group A investors and 180 days of closing with respect to the group B investors, the Company must have sent in the necessary paperwork to apply for a listing on the American Stock Exchange.  If the Company fails to meet this covenant, the Company must pay the investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.

•
Within 90 days of closing, the Company agreed with the group A investors to “conduct a minimum of an eight (8) for one (1) and maximum of ten (10) for one (1) reverse stock split” and the Company agreed with the group B investors to “conduct a minimum of a six (6) for one (1) and maximum of eight (8) for one (1) reverse stock split.” If the Company fails to meet this covenant, the Company must pay the group A investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.

On September 24, 2010, the holders of the series A preferred stock and the warrants to purchase 20,000,000 shares of common stock that were issued in the August 2009 financing waived the provisions in the purchase agreement and the warrants that provided for a reduction in the conversion price of the series A preferred stock and the exercise price of the warrants if the Company did not meet certain earnings levels or if the Company sold shares of common stock or convertible securities at a conversion or exercise price that was less than the conversion price of the series A preferred stock and the exercise price of the warrants.

On October 4, 2010, the Company sold 5,000,000 shares of common stock to two investors at $0.20 per share to two investors, for total gross proceeds of $1,000,000.  In connection with the financing, the Company agreed with the investors that:

•
If, as any time as long as any investor holds any of the shares of common stock purchased in the financing, the Company sells shares of common stock or issues convertible notes or convertible preferred stock at a price or with a conversion price which is less than the $0.20 price paid in the financing, the Company is to issue additional shares to the investors so that the effective price per share is equal to such lower price.

•
Within 120 days of closing, the Company must have sent in the necessary paperwork to apply for a listing on the American Stock Exchange.  If the Company fails to meet this covenant, the Company must pay the investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.

•
Within 90 days of closing, the Company agreed with to “conduct a minimum of an eight (8) for one (1) and maximum of ten (10) for one (1) reverse stock split.” If the Company fails to meet this covenant, the Company must pay the investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.

14. RESTATEMENT OF FINANCIAL STATEMENTS

On August 23, 2010, the Company concluded, after a review of the pertinent facts, that the previously issued financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, September 30, June 30 and March 31, 2009, respectively, should not be relied upon due to the following:

•
The Company improperly allocated, for financial statement purposes, the proceeds received in connection with the April 2008 debt financing transaction and the August and December 2009 and January 2010 preferred stock financing transactions (collectively, “the financings”). The restated financial statements include the effects of properly allocating the financing proceeds between (1) the debt or preferred stock, as applicable, (2) any derivative liabilities associated with warrants for the purchase of common stock, and (3) any beneficial conversion features (“BCF”), as a component of additional paid-in capital, which allow the debt and preferred stockholders to convert their investment into the Company’s common stock on favorable terms.

•
Due to the improper allocation of proceeds on the April 2008 debt financing which resulted in an incorrect basis for the debt, the Company improperly reported the loss on debt extinguishment upon its settlement in August 2009. The restated financial statements include the effects of reporting the loss on debt extinguishment properly.

•
Certain warrants containing variable exercise terms associated with the financings were reported as a component of paid-in capital instead of properly reflecting them as a derivative liability at fair value, with changes in fair value reported in the income statement each period. The restated financial statements include the effects of reporting the derivative liabilities and their associated changes in value correctly.

•
A BCF was inappropriately recorded as a debt discount on the April 2008 financing in addition to being amortized over the subsequent 12 months with a charge to expense. Furthermore, separate BCFs associated with the December 2009 and January 2010 preferred stock financings were erroneously omitted due to a misallocation of proceeds for financial statement purposes. The restated financial statements include the effects of allocating financing proceeds to the applicable BCFs by recording a preferred stock discount with a credit to additional paid-in capital. The discounts were then charged immediately to retained earnings as deemed preferred stock dividends pursuant to the terms of the agreement which provide immediate conversion rights.

•	Earnings per share have been restated to include the effects of the restated financial statements.

The Company’s management has determined that as a result of such accounting matters, its reported net income was overstated by $3,529,126 for the year ended December 31, 2009 and understated by $112,650 for the year ended December 31, 2008.

Set forth below is a comparative presentation of the balance sheet and income statement as of and for the years ended December 31, 2009 and 2008 as restated and as initially reported in the Company’s Reports on Form 10-K previously filed with the Securities and Exchange Commission. These financial statements include the restated balance sheet as of December 31, 2009 and 2008.

SINO GREEN LAND CORPORATION AND SUBSIDIARIES

	As Reported	As Restated	As Reported	As Restated
	12/31/2009	12/31/2009	12/31/2008	12/31/2008
BALANCE SHEET:
Convertible debenture	$-	$-	$313,627	$360,710

Derivative liability	-	5,206,567	-	340,266

Additional Paid-in Capital	10,119,540	7,736,406	5,419,351	4,919,351

Retained earnings	14,772,550	11,950,117	9,463,133	9,575,783

INCOME STATEMENT:
Other Income (Expense)
Interest expense	(353,973)	(63,882)	(133,650)	(133,650)
Loss on debt extinguishment	-	(139,289)	-	-
Beneficial conversion feature expense	(153,425)	-	(393,345)	-
Change in derivative liability	-	(3,866,300)	46,770	(200,977)
Net income	6,553,460	3,024,334	4,601,367	4,714,017
Deemed preferred Stock dividend	(1,244,043)	(650,000)	-	-
Net income applicable to common stockholders	5,309,417	2,374,334	4,601,367	4,714,017
Comprehensive income:
Net income	$5,309,417	$3,024,334	$4,601,367	$4,714,017
Other comprehensive loss:
Foreign currency translation gain/(loss)	(313,469)	(313,469)	777,795	777,795
Comprehensive income	$4,995,948	$2,710,865	$5,379,162	$5,491,812
Net income per share:
Basic	$0.07	$0.03	$0.06	$0.06
Diluted	$0.06	$0.02	$0.06	$0.06
Weighted average number of shares outstanding
Basic	89,772,302	89,772,302	81,648,554	81,648,554
Diluted	117,579,469	117,579,469	81,648,554	81,648,554

SINO GREEN LAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	SEPTEMBER 30, 2010	DECEMBER 31, 2009
		(Restated)
ASSETS

Current Assets
Cash and cash equivalents	$1,088,438	$1,987,616
Accounts receivable, net	217,883	171,143
Due from related parties		1,006
Inventories	2,279	9,934
Advances-current portion	572,073	256,225
Other current assets	243,291	343,169
Total Current Assets	2,123,964	2,769,093
		-
Property and Equipment, net	723,834	547,727

Construction In Progress	3,824,965

Deposit	373,240	365,647

Advances	9,725,243	4,355,829

Long-term Prepayments	21,933,367	18,961,869
Total Assets	$38,704,613	$27,000,165

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$1,056,603	$1,186,923
Advances from customers	14,930	48,690
Due to related parties	452,708	3,364
Shares to be issued as stock compensation	273,875	-
Derivative liability	1,004,001	5,206,567
Total Current Liabilities	2,802,117	6,445,544

Shareholders' Equity
Preferred stock, par value $.001 per share, 20,000,000 shares authorized, of which 2,000,000 shares are designated as series A convertible preferred stock, with 1,409,873 and 1,650,000 shares outstanding on September 30, 2010 and December 31, 2009, respectively	410	650
Common stock, $0.001 par value, 780,000,000 shares authorized, 147,759,340 and 104,943,337 issued and outstanding as of September 30, 2010 and December 31, 2009, respectively	147,759	104,944
Additional paid in capital	18,273,642	7,736,406
Subscription receivable	(1,000,000)
Other comprehensive income	1,419,240	762,504

Retained earnings	17, 061,445	11,950,117
Total shareholders' equity	35,902,496	20,554,621

Total Liabilities and Stockholders' Equity	$38,704,613	$27,000,165

The accompanying notes are integral part of these unaudited consolidated financial statements.

SINO GREEN LAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(UNAUDITED)

	NINE MONTHS ENDED
	SEPTEMBER 30,
	2010	2009
		(Restated)
Sales	$94,313,597	$71,460,013

Cost of goods sold	84,179,783	64,032,717

Gross profit	10,133,815	7,427,296

Operating expenses
Selling expenses	2,182,192	1,565,478
General and administrative expenses	1,543,920	1,446,147
Salary and Wages	664,060	393,151
Stock Compensation	952,146	-
Total operating expenses	5,342,318	3,404,776

Operating income	4,791,497	4,022,520

Other income(expense)
Interest income (expense)	2,265	(185,702)
Change in derivative liability	674,445	(252,149)
Loss on debt extinguishment	-	(139,289)
Others, net	(6,877)	(2,122)
Total other income (expense)	669,833	(579,262)

Net income	5,461,330	3,443,257
Deemed preferred stock dividend	(350,000)
Net income applicable to common stockholders	5,111,330	3,443,257

Comprehensive income:
Net income	5,461,330	3,443,257
Other comprehensive income (loss)
Foreign currency translation gain (loss)	656,736	(159,985)

Comprehensive income	$6,118,066	$3,283,272

Net income per share
Basic	$0.01	$0.01	$0.04	$0.04
Diluted	$0.01	$0.01	$0.03	$0.03
Weighted average number of shares outstanding
Basic	138,113,712	98,610,694	121,973,448	84,644,460
Diluted	171,029,400	125,388,131	156,627,222	111,515,489

The accompanying notes are integral part of these unaudited consolidated financial statements.

SINO GREEN LAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(UNAUDITED)

	SEPTEMBER 30,
	2010	2009
Cash flows from operating activities		(Restated)
Net income	$5,461,330	$3,443,257
Adjustments to reconcile net income to net cash used in operating activities
Depreciation	81,440	60,647
Amortization	767,884	633,734
Change in derivative liability	(674,445)	252,149
Debt discount (part of interest expense)		(32,948)
Stock award to be issued to directors	23,875	9,666
Stock award to be issued to executives and employees	952,146

Loss on debt extinguishment		139,289
Decrease / (Increase) in current assets
Accounts receivable	(42,435)	16,301
Inventories	7,725	3,355
Other current assets	606,461	(321,747)
Advances	(6,055,678)	(1,935,079)
Long-term prepaid expense	(3,300,863)	(3,373,918)
Increase (decrease) in current liabilities
Accounts payable and accrued expense	(132,164)	(463,324)
Advances from customer	(34,167)	(7,651)
Tax payables	109	318
Other payables	55,864	(52,466)

Net cash used in operating activities	(2,282,918)	(1,628,417)
Cash flows from investing activities
Acquisition of plant, property, and equipment	(246,968)	-
Construction in progress	(3,758,582)
Net cash used in investing activities	(4,005,550)	-
Cash flows from financing activities

Proceeds from (payment to) issuance of convertible note			(502,684)
Proceeds from sale of preferred stock, warrants and options, net of offering costs		350,000	994,000
Proceeds from sale of common stock and warrants, net of offering cost		4,638,222	1,636,000
Proceeds from loan from related parties		348,455	480,484
Net cash provided by financing activities		5,336,677	2,607,800
			-
Effect of exchange rate change on cash and cash equivalents		52,613	(234,945)
			-
Net (decrease) increase in cash and cash equivalents		(899,178)	744,438

Cash and cash equivalents, beginning balance		1,987,616	544,860
Cash and cash equivalents, ending balance		$1,088,438	$1,289,297
Supplement disclosure of cash flow information
Interest expense paid	$		$105,069
Income taxes paid	$		$3,619
Non-cash financing activities:
Deemed dividend on preferred stock associated with its beneficial conversion feature		$350,000	$-
Conversion of preferred stock into common stock		$546,127	$-

The accompanying notes are integral part of these unaudited consolidated financial statements.

SINO GREEN LAND CORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

Sino Green Land Corporation (the “Company”) was incorporated in Nevada in March 2008 under the name of Henry County Plywood Corporation, as the successor by merger to a Virginia corporation organized in May 1948 under the same name. On March 23, 2009, the Company’s corporate name was changed to Sino Green Land Corporation.

The Company, through its Chinese operating subsidiaries and a variable interest entity, is engaged in the wholesale distribution, marketing and sales of premium fruits through wholesale centers and to supermarkets in China.

On January 15, 2009, the Company entered into a share exchange agreement with Organic Region Group Limited (“Organic Region”), its stockholders and its wholly owned subsidiaries, Zhuhai Organic Region Modern Agriculture Ltd. (“Zhuhai Organic”), and Guangzhou Organic Region Agriculture Ltd. (“Guangzhou Organic”), Fuji Sunrise International Enterprises Limited (“Fuji Sunrise”), Southern International Develop Limited (“Southern International”) and HK Organic Region Limited (“HK Organic”). Pursuant to the share exchange agreement and a related agreement with the Company’s two former principal stockholders:

●
The Company issued to the former stockholders of Organic Region a total of 81,648,554 shares of common stock, constituting approximately 98% of our outstanding stock, in exchange for all of the capital stock of Organic Region; and

●
Our former majority stockholders sold to the Company 1,666,298 shares of common stock, representing 50% of the outstanding shares, for $500,000 non-interest bearing convertible promissory notes. The Company cancelled these shares. As of April 27, 2009, the Company had paid the principal and accrued interest on the notes in full and had no further obligations to the former majority stockholders.

Prior to the closing of these transactions, the Company, then known as Henry County Plywood Corporation, was not engaged in any business activity.

The Company is the sole stockholder of Organic Region, a British Virgin Islands corporation which was incorporated on January 30, 2003. Organic Region is the sole stockholders of five limited liability companies organized under the laws of the People’s Republic of China, each of which is a wholly foreign-owned entity, known as a WFOE: Zhuhai Organic, Guangzhou Organic, Fuji Sunrise, Southern International, HK Organic, and Guangzhou Metro Green Trading Ltd. Guangzhou Metro Green Trading Ltd, wholly owned by Southern International, was formed on March 31, 2010 and is engaged in the wholesale distribution, marketing and sales of grocery products, and real estate and consulting services in China.

Under generally accepted accounting principles, the acquisition by the Company of Organic Region is equivalent to the acquisition by Organic Region of the Company, then known as Henry County Plywood Corporation, with the issuance of stock by Organic Region for the net monetary assets of the Company. This transaction is reflected as a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition. Under reverse acquisition accounting, the comparative historical financial statements of the Company, as the legal acquirer, are those of the accounting acquirer, Organic Region. The accompanying financial statements reflect the recapitalization of the stockholders’ equity as if the transactions occurred as of the beginning of the first period presented. Thus, only the 81,648,554 shares of common stock issued to the former Organic Region stockholders are deemed to be outstanding for all periods reported prior to the date of the reverse acquisition. As a result of the reverse acquisition effected by the share exchange agreement, the Company’s business has become the business of the Organic Region. The 1,666,297 shares of common stock that were outstanding on January 15, 2009, net of the 1,666,298 shares that were purchased by the Company and cancelled, are treated as if they were issued on January 15, 2009, as part of a recapitalization.

The Company has an exclusive agreement with Xiong Luo, who is one of the Company’s senior executive officers and the owner and holder of the business license for Guangzhou Greenland Co. Ltd. (“Guangzhou Greenland”). Pursuant to this agreement, Organic Region provides consulting services, including business operations, human resources and research and development services, to Mr. Luo with respect to Guangzhou Greenland to enable Guangzhou Greenland to operate the fruit trading business in China. In exchange for such services, Mr. Luo agreed to pay a consulting services fee to Organic Region equal to all of the revenues obtained by Guangzhou Greenland. The agreement gave the Company the ability to substantially influence Guangzhou Greenland’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring stockholder approval. Mr. Luo also irrevocably granted the Company an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Guangzhou Greenland and agreed to entrust all the rights to exercise voting power to the person appointed by the Company. Guangzhou Greenland is considered a variable interest entity, and its financial statements are included in our consolidated financial statements. Substantially all of the Company’s revenue is derived from the business of Guangzhou Greenland.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited financial statements (see note 12 for a description of the restatement) of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. These statements should be read in conjunction with the Company's audited financial statements and notes thereto for the fiscal year ended December 31, 2009, as restated. See Note 12. The results of the nine month period ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year ending December 31, 2010.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Zhuhai Organic and Guangzhou Organic, Fuji Sunrise, HK Organic, Southern International, and Guangzhou Metro Green Trading Ltd, together with its 100% Variable Interest Entity (VIE), Guangzhou Greenland. All significant inter-company accounts and transactions have been eliminated in consolidation.

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those results.

Cash and cash equivalents

The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Accounts receivable

The Company’s policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. As of September 30, 2010 and December 31, 2009, the Company had accounts receivable, of $217,883 and $171,143, net of allowance for bad debts in the amount of $9,435 and $9,244, respectively.

Other current assets

Other current assets as of September 30, 2010 and December 31, 2009 were valued at $243,291 and $343,169 respectively. The other current assets mainly comprise of advances to employees and deposit to unrelated party in PRC. The unsecured loan amount of $292,517, which was included in other current assets at December 31, 2009, was collected in the first quarter of 2010.

Advances

As of September 30, 2010, advances of the Company amounted to $10,297,316 including current and non-current portions, of which $1,207,617 represents advance payment to several unrelated parties for the construction of the building for the Company’s proposed green foods distribution center. The remaining $9,089,702 represents advances to the holder of the land use rights relating to the building, which is an unrelated party, for an 18-year lease term commencing upon completion of the building. The advance lease payments are required to be used to construct the multi-level building that the Company plans to occupy upon completion for the green foods distribution center. The non-current advances amounted to $9,725,243 and $4,355,829 as of September 30 2010 and December 31, 2009, respectively.

Deposit

As of September 30, 2010 and December 31, 2009, the Company had deposits in the amounts of $373,240 and $365,647, respectively with an unrelated third party in connection with the lease described above under “Advances.” The deposit is refundable after the expiration of the term of the lease.

Inventories

Inventories are valued at the lower of cost (determined on a weighted average basis) or market value. Management compares the cost of inventories with market value and an allowance is provided to reduce the value of inventories to their net market value. Inventories consisted of produce in the amount of $2,279 and $9,934 as of September 30, 2010 and December 31, 2009, respectively.

Property and equipment

Property and equipment are recorded at cost. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant, property, and equipment are capitalized. These capitalized costs may include structural improvements, equipment, and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets: 5 to 10 years for manufacturing machinery, 5 years for office equipment, and 5 years for motor vehicles.

Impairment

The Company tests long-lived assets, including property, plant and equipment, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There was no impairment of long-lived assets for the year ended December 31, 2009, or the period ended September 30, 2010.

Derivative liability

The derivative liability represents the value of warrants to purchase common stock that were issued in connection with certain debt and preferred stock offerings in 2008 and 2009. The warrants are reported at fair value using the Black-Scholes model with changes in value reflected in earnings for the period.

Stock based compensation

Stock-based payment compensation to employees and consultants are based on the grant-date fair value of the equity instrument issued and recognized as compensation expense when issued unless the right to the shares vests over a period of time, in which case the compensation expense is recognized as the shares vest.  Stock-based compensation to directors is accrued ratably over the term of the applicable agreement.

Preferred Stock

On May 14, 2010, the certificate of designation relating to the series A preferred stock was amended and restated to increase the number of authorized shares of series A preferred stock from 1,000,000 to 2,000,000 shares. The financial statements give retroactive effect to this amendment.

Deemed Preferred Stock Dividend

The Company records a deemed preferred stock dividend for the amortization of any discount arising from beneficial conversion features associated with its preferred shares. Upon issuance, this discount is offset by a credit to additional paid-in capital, and is generally amortized over its earliest conversion period. Due to the perpetual nature of the preferred stock and the immediate conversion rights, the full discount is reflected as a deemed preferred stock dividend upon issuance.

Revenue recognition

Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue. Discounts provided to customers by the Company at the time of sale are recognized as a reduction in sales as the products are sold. Sales taxes are not recorded as a component of sales.

Cost of Goods Sold

The “Cost of Goods Sold” line item of the Consolidated Statements of Income includes product costs and the amortization of the long-term leases on which the produce is grown and for which the full payment was made at the commencement of the lease. Discounts provided to the Company by vendors at the time of purchase are recognized as a reduction in inventory cost as the products are delivered.

All other costs, including warehousing costs, transportation costs, salaries, rent expense and depreciation expense, are shown separately in Selling Expense or General and Administrative Expense in the Consolidated Statements of Income.

Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company records a valuation allowance for deferred tax assets, if any, based on its estimates of its future taxable income as well as its tax planning strategies when it is more likely than not that a portion or all of its deferred tax assets will not be realized. If the Company is able to utilize more of its deferred tax assets than the net amount previously recorded when unanticipated events occur, an adjustment to deferred tax assets would increase the Company net income when those events occur. The Company does not have any significant deferred tax asset or liabilities in the PRC tax jurisdiction.

Interest income (expense)

The following table sets forth interest income and expense for the nine months ended September 30, 2010 and 2009.

	Nine months ended September 30,
	2010	2009
Interest income	$2,265	$0
Interest expense	0	(185,702)
Interest income (expense) net	$2,265	$(185,702)

Earnings per share

Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is based on the assumption that all dilutive convertible shares and stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive common shares consist of common stock issuable upon the conversion of the outstanding shares of Series A preferred stock (using the if-converted method) and common stock warrants (using the treasury stock method). The following table presents a reconciliation of basic and diluted earnings per share (in thousands, except per share amounts):

	Nine months ended
	September 30,
	2010	2009
Net Income	$5,461	$3,443
Less : Deemed Preferred Stock Dividend	350
Net income available to common shareholders	$5,111	$3,443

Weighted average shares of common stock outstanding	121,973	84,644
Diluted effect of warrants, options, and preferred stock	34,654	26,871
Weighted average shares of common stock – diluted	156,627	111,515

Earnings per share – basic	$0.04	$0.04
Earnings per share -- diluted	$0.03	$0.03

The warrants that were issued by Organic Region in April 2008 were assumed by the Company in connection with the reverse acquisition, and are reflected as 3,259,938 shares in the number of diluted shares for the nine months ended September 30, 2010.

Pursuant to purchase agreements, in August 3, 2009, the Company issued warrants to purchase 10,145,454 shares of common stock at an exercise price of $0.11 per share and warrants to purchase 3,466,666 at an exercise price of $0.15 per share.  The warrants are exercisable through August 3, 2011. The average stock price for the nine month period ended September 30, 2010 was $0.27 per share. The warrants with $0.11 exercise price and $0.15 exercise price had a dilutive effect of 6,004,756 and 1,537,309 shares for the nine month period ended September 30, 2010, respectively.

Pursuant to a purchase agreement dated on August 7, 2009, the Company (i) issued an aggregate of 1,000,000 shares of series A preferred stock, (ii) issued five-year warrants to purchase 10,000,000 shares of common stock at an exercise price of $0.14 per share and 10,000,000 shares of common stock at an exercise price of $0.25 per share, and (iii) granted the investors an option to purchase up to 1,000,000 additional shares of series A preferred stock at a purchase price of $1.00 per share of series A preferred stock.

The preferred stock had a dilutive effect of 16,015,987 shares for the three and nine months ended September 30, 2010 and 11,360,000 shares for the three and nine months ended September 30, 2009. The warrants with $0.14 exercise price and $0.25 exercise price had a dilutive effect of 4,805,576 shares and 724,243 shares respectively for the nine months ended September 30, 2010 and 2009, respectively. The preferred stock option had no dilutive effect for the nine months ended September 30, 2010 since the option had been exercised as to 650,000 shares in December 2009 and as to the remaining 350,000 shares on January 5, 2010.

During the nine months ended September 30, 2010, we issued, for $500,000, (a) 6,500,000 shares of common stock and (b) warrants to purchase 5,200,000 shares of common stock at an exercise price of $0.15 per share. Such issuance had a dilutive effect of 2,305,964 shares for the nine months period ended September 30, 2010.

Foreign currency translation

The Company uses the United States dollar for financial reporting purposes and the United States dollar is the function currency of the Company. The Company’s subsidiaries maintain their books and records in their functional currency - Chinese Yuan Renminbi (RMB), being the primary currency of the economic environment in which their operations are conducted. All assets and liabilities are translated at the current exchange rate, stockholder’s equity is translated at the historical rates and income statement and statement of cash flows items are translated at the average exchange rate for the period. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive income as a component of shareholders’ equity.

Fair values of financial instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, other receivables, advances to suppliers, accounts payable and other payables.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented on the balance sheet. This is attributed to the short maturities of the instruments and that interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective balance sheet dates.

Statement of cash flows

Cash flows from the Company's operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Recent Accounting Pronouncements

In June 2009, the FASB issued ASC 105 (previously SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") - a replacement of FASB Statement No. 162), which has become the source of authoritative accounting principles generally accepted in the United States recognized by the FASB to be applied to nongovernmental entities.

In June 2009, the FASB issued ASC 860 (previously SFAS No. 166, “Accounting for Transfers of Financial Assets”) , which requires additional information regarding transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company does not believe this pronouncement will impact its financial statements.

In June 2009, the FASB issued ASC 810 (previously SFAS No. 167) for determining whether to consolidate a variable interest entity. These amended standards eliminate a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary. These amended standards were effective for us beginning in the first quarter of fiscal year 2010, and have had no impact on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, which amends ASC Topic 820, Measuring Liabilities at Fair Value, which provides additional guidance on the measurement of liabilities at fair value. These amended standards clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, we are required to use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, or quoted prices for similar liabilities when traded as assets. If these quoted prices are not available, we are required to use another valuation technique, such as an income approach or a market approach. These amended standards were effective for us beginning in the fourth quarter of fiscal year 2009 and are not expected to have a significant impact on our consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)" which amends ASC 605-25, "Revenue Recognition: Multiple-Element Arrangements." ASU No. 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. ASU No. 2009-13 also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, ASU No. 2009-13 requires expanded disclosures. This ASU will become effective for us for revenue arrangements entered into or materially modified on or after April 1, 2011. Earlier application is permitted with required transition disclosures based on the period of adoption. The Company is currently evaluating the application date and the impact of this standard on its financial statements.

In February 2010, FASB issued ASU No. 2010-9 –"Subsequent events (Topic 855)" Amendments to Certain Recognition and Disclosure Requirements. This update addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures, removes the requirement that public companies disclose the date of their financial statements in both issued and revised financial statements. According to the FASB, the revised statements include those that have been changed to correct an error or conform to a retrospective application of U.S. GAAP. The amendments were effective upon issuance of the update, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year's presentation, none of which had an impact on total assets, stockholders' equity, net income, or net earnings per share.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of September 30, 2010 and December 31, 2009:

	September 30,	December 31,
	2010	2009
Manufacturing machinery	$459,573	$403,822
Office equipment	55,212	40,591
Motor vehicle	17,916	24,143
Leasehold Improvement	687,768	484,848
Total	1,220,468	953,044

Less: Accumulated Depreciation	(496,634)	(405,677)
Property and Equipment, net	$723,834	$547,727

Depreciation expenses for the nine months ended September 30, 2010 and 2009 were $81,440 and $60,647, respectively.

4. DUE FROM/(TO) RELATED PARTIES

Amounts due from related parties amounted to $0 and $1,006 as of September 30, 2010 and December 31, 2009, respectively. The amount due is interest free, unsecured and due on demand. The Company has collected such amounts as of September 30, 2010.

Amounts due to related parties amounted to $452,708 and $3,364 as of September 30, 2010 and December 31, 2009, respectively. The Company has a balance due to one shareholder and former CEO and chairman of the Company amounting to $452,708 as of September 30, 2010. The amount due is interest free, unsecured and due on demand.

5. LONG-TERM PREPAYMENTS

There is no private ownership of land in the PRC. All land is owned by the government, which grants land use rights for a specified period of time. Guangzhou Greenland has entered into fourteen land lease and developing agreements with a number of farming cooperatives since 2005. The farming cooperatives are authorized to manage and plant the lands by Guangzhou Greenland who, during the term of the lease, has the priority right to purchase the agricultural products at fair market price. The agreements have terms of 25 years with various due dates. The payments for the entire 25-year term are payable, and were paid, in full at the inception of the agreements.

The Company acquired one new land lease, for which our long term prepayments totaled $3,300,863 during the nine months ended September 30, 2010 by paying the full amount.

Guangzhou Greenland uses the straight-line method to amortize the long-term prepayments over the life of the land leases. As of September 30, 2010 and December 31, 2009, the Company has long-term prepayments (net) in the amount of $21,933,367 and $18,961,869, respectively.

The details of long-term prepayments are listed below as of September 30, 2010 and December 31, 2009:

	September 30,	December
	2010	31, 2009
Long-term prepayment –cost	$24,378,715	$20,996,380
Accumulated amortization	(2,858,208)	(2,034,511)
Net	$21,933,367	$18,961,869

Amortization expenses for the three month period ended September 30, 2010 and 2009 were $257,335 and $284,018. Amortization expenses for the nine month period ended September 30, 2010 and 2009 were $767,884 and $633,734.

Amortization expenses for the next five years after September 30, 2010 are approximately as follows:

Remainder of 2010	$260,482
2011	991,663
2012	991,663
2013	991,663
2014	991,663
Thereafter	$17,966,715
Total	21,993,367

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses comprised the following as of September 30, 2010 and December 31, 2009:

	September 30,	December
	2010	31, 2009
Accounts payable	$339,117	$385,726
Accrued payroll	118,825	130,542
Accrued expenses	414,375	465,895
Advance subscription	-	180,526
Other payable	184,286	24,234
	$1,056,603	$1,186, 923

7. EQUITY TRANSACTIONS

Issuance of Shares as Compensation

Pursuant to an agreement with an independent director, the Company agreed to pay the director 12,500 shares of common stock every fiscal quarter. As of September 30, 2010, the Company had issued 50,000 shares and had accrued the value of 33,333 shares, reflecting the shares that were due to such director, but had not been issued, as of September 30, 2010. For the nine months ended September 30, 2010, $10,875 was recorded as an expense for the 37,500 shares payable to the director for that period.

On July 1, 2010, in connection with the election of two directors, pursuant to the director agreements, the Company is to issue 25,000 shares of common stock to each of these directors for each three month period of their directorship. As of September 30, 2010, the Company accrued the value 50,000 shares, reflecting the shares that were due to the directors for the fiscal quarter ended September 30, 2010. As of September 30, 2010, none of these shares had been issued. For the nine months ended September 30, 2010, $13,000 was recorded as an expense for 50,000 shares to be issued to the directors.

On June 21, 2010, the Company authorized the issuance of an aggregate of 7,195,000 shares of its common stock to employees and advisors for services. Of the shares that were issued, the rights to 4,695,000 shares had vested as of September 30, 2010.  The 5,000,000 shares issuable to three senior executives were issuable in four quarterly installments provided, that in the event of the death of a senior executive or certain other terminations of employment, the unvested shares are immediately issuable.  As of September 30, 2010, 2,500,000 shares were issuable, of which 1,250,000 shares had been issued.  The stock compensation expense for the nine months ended September 30, 2010 was $952,146 to reflect as a liability in the accompanying financial statements.

Issuance of Shares pursuant to Financing Agreements

During the nine months ended September 30, 2010, the Company issued, pursuant to an option granted in connection with an August 2009 financing, (a) 6,500,000 shares of common stock and (b) warrants to purchase 5,200,000 shares of common stock at an exercise price of $0.15 per share were exercised.

During the nine months ended September 30, 2010, the Company issued 6,204,003 shares of common stock upon conversion of 546,127 shares of series A preferred stock which were issued as part of one of the August 2009 financings.

In May 2010, the Company raised $3.4 million from the sale of 17,000,000 shares of common stock at $0.20 per share pursuant to agreements with two sets of investors.  One group of investors purchased a total of 3,375,000 shares for $675,000 (the “group A investors”) and the other group purchased 13,625,000 shares of common stock for $2,725,000 (the “group B investors”).  On August 30, 2010, the Company entered into an agreement with two investors pursuant to which the Company issued 1,250,000 shares of common stock for $250,000.  In connection with the May and August 2010 financings, the Company agreed with the investors that:

●
If, at any time as long as any of the group A investors holds any of the shares of common stock purchased in the financing, the Company sells shares of common stock or issue convertible securities with an exercise price or conversion price which is less than the price paid in the financing, which was $0.20 per share, the Company is to issue additional shares to the investors so that the effective price per share is equal to such lower price.  The group B investors and the August 2010 investors have no comparable provision.

●
The Company would hire a finance manager or chief financial officer with United States public company experience, within 45 days after the closing.  If the Company fails to meet this covenant, the Company must pay the group A investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the position is filled.  The Company satisfied this covenant.

●
Within 45 of closing, the Company shall have a majority of independent directors of which two are to be English-speaking and have prior experience with United States public companies.  If the Company fails to meet this covenant, the Company must pay the group A investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.  The Company has satisfied this requirement.

●
Within 120 days of closing with respect to the group A investors and 180 days of closing with respect to the group B investors and the August 2010 investors, the Company must have sent in the necessary paperwork to apply for a listing on the American Stock Exchange.  If the Company fails to meet this covenant, the Company must pay the investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.

●
Within 90 days of closing, the Company agreed with the group A investors to “conduct a minimum of an eight (8) for one (1) and maximum of ten (10) for one (1) reverse stock split” and the Company agreed with the group B investors and the August 2010 investors to “conduct a minimum of a six (6) for one (1) and maximum of eight (8) for one (1) reverse stock split.” If the Company fails to meet this covenant, the Company must pay the group A investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.

On September 29, 2010, the Company entered into an agreement to sell 5,000,000 shares of common stock for $0.20 per share, for a total of $1,000,000.  The offering costs were $31,000.  Since the Company had not received the proceeds until October 4, 2010, at September 30, 2010, the purchase price is reflected as a subscription receivable and a reduction of shareholders’ equity. Pursuant to the purchase agreement, the Company agreed with the investors that:

●
If, as any time as long as any investor holds any of the shares of common stock purchased in the financing, the Company sells shares of common stock or issues convertible notes or convertible preferred stock at a price or with a conversion price which is less than the $0.20 price paid in the financing, the Company is to issue additional shares to the investors so that the effective price per share is equal to such lower price.

●
Within 120 days of closing, the Company must have sent in the necessary paperwork to apply for a listing on the American Stock Exchange.  If the Company fails to meet this covenant, the Company must pay the investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.

●
Within 90 days of closing, the Company agreed to “conduct a minimum of an eight (8) for one (1) and maximum of ten (10) for one (1) reverse stock split.” If the Company fails to meet this covenant, the Company must pay the investors liquidated damages of 1% per month in cash or stock (based on the closing price of the transaction) to the investors until the covenant is met.

As of September 30, 2010, the Company received $250,000 funding from issuance of 1,250,000 shares of common stock to two investors at a purchase price of $0.20 per share.  The agreement was executed and the shares were delivered subsequent to September 30, 2010.  There was no restriction on the use of the proceeds from the sale of the shares.

Warrants

			Weighted	Average
			Average	Remaining
	Warrants	Warrants	Exercise	Contractual
	Outstanding	Exercisable	Price	Life
Outstanding, December 31, 2009	38,727,210	38,727,210	$0.16	2.85
Granted	5,200,000	5,200,000	$0.15	1.62
Forfeited
Exercised
Outstanding, September 30, 2010	43,927,210	43,927,210	$0.16	2.70

Stock options

The preferred stock option activity was as follows:

Weighted
		Average	Aggregate
	Options	Exercise	Intrinsic
	outstanding	Price	Value
Outstanding, December 31, 2009	350,000	$1.00	$318,182
Granted	-	-	-
Forfeited	-	-	-
Exercised	350,000	1.00	318,182
Outstanding, September 30, 2010	-	-	-

The exercise of the option to purchase the series A preferred stock was made, and the exercise price was received, subject to an amendment to the certificate of amendment to the certificate of designation for the series A convertible preferred stock, which was filed on May 14, 2010.

Fair Value of Warrants

Fair value is determined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

☐	Level one — Quoted market prices in active markets for identical assets or liabilities;

☐	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

☐	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

Assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Fair value measurement using inputs			Carrying amount at
Financial instruments	Level 1	Level 2	Level 3	9/30/2010

Liabilities:
Derivative instruments - Warrants	$—	$1,004,001	$—	$1,004,001
Total	$—	$1,004,001	$—	$1,004,001

The fair value of warrants associated with the April 2008 debt issuance (Organic Region Warrants) and the August 2009 preferred share financing (Series A Warrants) that are reported as a liability was developed using the Black Scholes model using the following significant assumptions:

	Organic Region Warrants
	September 30,	December 31,
	2010	2009
Market price of common stock:	$0.25	$0.25
Exercise price:	$0.098	$0.098
Expected term (years):	3.9	4.60
Dividend yield:	–	–
Expected volatility:	103.10%	120.82%
Risk-free interest rate:	1.50%	1.50%

As of September 30, 2010, none of these warrants has been exercised.

The risk-free rate of return reflects the interest rate for United States Treasury Note with similar time-to-maturity to that of the warrants.

None of the other warrants are treated as derivatives.

As a result of an agreement dated September 24, 2010, the August 7, 2009 purchase agreement relating to the issuance of the series A preferred stock and warrant and the warrants were modified to eliminate the provisions which provided for an adjustment in the exercise or conversion price in the event that the Company issued shares at a price less than the exercise price or conversion price.  As a result, at September 30, 2010, the warrants were no longer deemed derivative securities and were treated as indexed to the Company's own stock and therefore meet the scope exceptions of ASC Topic 815, and were eligible to be reclassified as equity. In accordance with ASC Topic 815, the classification of a contract should be reassessed at each balance sheet date. If the classification required under this ASC changes as a result of events during the period, the contract should be reclassified as of the date of the event that caused the reclassification. If a contract is reclassified from an asset or a liability to equity, gains or losses recorded to account for the contract at fair value during the period that the contract was classified as an asset or a liability should not be reversed. Therefore, the Company re-measured the fair value of the warrants as of September 24, 2010, the date of the event that caused the re-classification, which was approximately $3,528,120 and reclassified the amount to equity as additional paid-in capital. The income from the changes in fair value during the period that the warrants were classified as a derivative liability was approximately $567,916 was recorded as change in derivative liability on the statements of income for the nine months ended September 30, 2010.

8. INCOME TAXES

The Company’s operations are conducted solely in the PRC. It does not conduct any operations in the United States or The British Virgin Islands and is not subject to income tax in either jurisdiction. For certain entities in PRC, the Company has incurred net accumulated operating losses. The Company has net operating losses amounted of $0.4 million and $41,210, respectively, as of September 30, 2010 and 2009 for these entities. The Company believes that it is more likely than not that these net accumulated operating losses generated in these entities will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of September 30, 2010 and 2009. Accordingly, the Company has no net deferred tax assets.

Under the current PRC enterprise income tax law, which became effective January 1, 2008, there is a standard enterprise income tax rate of 25%. The tax holidays that were granted under the former tax law, will continue in effect until they expire. Guangzhou Organic has a two year income tax exemption in 2008 and 2009 and will have a 50% tax reduction from 2010 to 2012. For the nine months ended September 30, 2010, Guangzhou Organic had a net loss. Guangzhou Greenland, which had net income from operations for the nine months ended September 30, 2010, is exempt from income tax according to tax law of PRC as an agriculture company. The other two subsidiaries generated net losses from business operations. Therefore, the Company does not have a provision for income tax. The following is a reconciliation of the provision for income taxes at the tax rates of BVI and PRC to the income taxes reflected in the consolidated statements of income for the nine months ended September 30, 2010 and 2009.

	2010	2009
U.S. statutory rate	35%	35%
Foreign income not recognized in U.S.	(35)%	(35)%
PRC income tax	25%	25%

Exempt from income tax	(12.5)%	(25)%
Less : Valuation Allowance	(12.5)%	0%
Tax expense at actual rate	0%	0%

Sino Green Land, Inc. was incorporated in the United States and has incurred estimated accumulated net operating losses of $296,488 as of September 30, 2010 for the tax purposes. This net operating loss may be available to reduce future years’ taxable income. These carry forwards will expire, if not utilized, from 2030. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s limited operating history and the lack of any operations in the United States from which net income could be generated.  Accordingly, the Company has provided a 100% valuation allowance on the deferred tax benefit to reduce the asset to zero. The net change in the valuation allowance for the period ended September 30, 2010 was $296,488 and the valuation allowance as of September 30, 2010 amounted to $296,488.

The Company has cumulative undistributed earnings of foreign subsidiaries of approximately $17,624,232 as of September 30, 2010, is included in consolidated retained earnings and will continue to be indefinitely reinvested in international operations. Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if the Company concluded that such earnings will be remitted in the future.

9. CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

The Company’s operations are conducted exclusively in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC’s economy.

Operations of the Company in the PRC are subject to specific considerations and significant risks. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Results of operations of the company may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Since a significant amount of the company future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit the company’s ability to utilize revenues generated in Renminbi to fund any business activities outside China or fund expenditures denominated in foreign currencies.

Almost all of the Company’s products are sold at the Guangdong Yun Cheng Wholesale Market and the Beijing Xin Fadi Agricultural Products Wholesale Market, two major markets for the sale of agricultural products in their respective areas where the Company leases space to sell its produce.

No customers accounted for more than 10% of the total net revenue for the nine months ended September 30, 2010 and 2009.

The Company has long-term arrangements to purchase its produce from a limited number of farming cooperatives. If the Company is not able to purchase the produce from these farmers, in the event of a product shortage, and it is necessary for the Company to purchase from other suppliers, the costs may be greater due to this kind of short-term nature of arrangements.

Three vendors provided 85.8%, 10.2% and 3.7%of the goods to the Company during the nine months ended September 30, 2010. Accounts payable to these vendors amounted $0 as of September 30, 2010. Two vendors provided 55% and 29% of the goods to the Company during the nine month periods ended September 30, 2009. Accounts payable to these vendors amounted $0 on September 30, 2009.

The Company extends credit to its customers based upon its assessment of their credit worthiness and generally does not require collateral. Credit losses have not been significant.

10. COMMITMENT

Operating Leases

The Company leases various office facilities under operating leases that terminate on various dates.

The Company incurred rent expenses of $277,714 and $84,928 for the nine months ended September 30, 2010 and 2009.

The rent expenses for the five years after September 30, 2010 are as follows:

1 year after	$37,007
2 year after	148,028
3 year after	148,028
4 year after	148,028
5 year after	148,028
Thereafter	67,507
$696,626

In 2009, the Company entered an agreement with an unrelated party to lease the land for the Company’s proposed green foods distribution hub in Guangzhou Yuncheng wholesale market for an 18-year term. The lease term commenced in August 2010.

The rent expenses of the land lease for the five years after September 30, 2010 are as follows:

1 year after	$255,423
2 year after	1,021,690
3 year after	1,021,690
4 year after	1,021,690
5 year after	1,042,626
Thereafter	13,890,518
$18,253,637

11. SUBSEQUENTS EVENTS

On October 7, 2010, the Company entered into an employment agreement with Mr. Xiong Luo, who was elected as chief executive officer and president.  The agreement has an initial term ending on October 31, 2011. Pursuant to the agreement, Mr. Luo shall receive an initial annual salary of $160,000.  The agreement also confirms the vesting provisions for the 2,000,000 shares of common stock which were authorized for issuance to Mr. Luo in June 2010 and vest in quarterly installments of 500,000 shares on each of June 21, 2010, September 21, 2010, December 21, 2010 and March 21, 2011, provided that Mr. Luo is employed by the Company on those dates, except that, in certain cases, including his death or termination of his employment without cause, the unvested shares vest immediately.  The agreement may be terminated by the Company without cause on 30 days prior written notice.

On November 5, 2010, the Company entered into an employment agreement with Ms. Huasong Sheena Shen, who was elected as chief financial officer, The agreement has an initial term ending on December 31, 2011. Pursuant to the agreement, Ms. Shen shall receive an initial annual salary of $108,000, subject to adjustment.  Ms. Shen shall also receive 500,000 shares of common stock, which vest in quarterly installments of 125,000 shares on each of October 15, 2010, January 15, 2011, April 15, 2011, and July 15, 2011, provided that Ms. Shen is employed by the Company on those dates, except that, in certain cases, including her death or termination of her employment without cause, the unvested shares vest immediately.  The agreement may be terminated by the Company without cause on 30 days prior written notice.

On October 1, 2010, the Company entered into an amended and restated employment agreement with Yan Pan, the Company’s chief operating officer.  The agreement has an initial term ending on September 30, 2011.  Pursuant to the agreement, Mr. Pan shall receive an initial annual salary of $84,000, subject to adjustment.  Mr. Pan was also previously issued 1,000,000 shares of common stock, which vest in quarterly installments of 250,000 shares on each of June 21, 2010, September 21, 2010, December 21, 2010 and March 21, 2011, provided that Mr. Pan is employed by the Company on those dates, except that, in certain cases, including his death or termination of his employment without cause, the unvested shares vest immediately.  The agreement may be terminated by the Company without cause on 30 days prior written notice.

On October 4, 2010, the Company received the proceeds from the sale of 5,000,000 shares pursuant to purchase agreements executed on September 29, 2010.  See Note 7.

12. RESTATEMENT OF FINANCIAL STATEMENTS

On August 23, 2010, the Company concluded, after a review of the pertinent facts, that the previously issued financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, September 30, June 30 and March 31, 2009, respectively, should not be relied upon due to the following:

The Company improperly allocated, for financial statement purposes, the proceeds received in connection with the April 2008 debt financing transaction and the August and December 2009 and January 2010 preferred stock financing transactions (collectively, “the financings”). The restated financial statements include the effects of properly allocating the financing proceeds between (1) the debt or preferred stock, as applicable, (2) any derivative liabilities associated with warrants for the purchase of common stock, and (3) any beneficial conversion features (“BCF”), as a component of additional paid-in capital, which allow the debt and preferred shareholders to convert their investment into the Company’s common stock on favorable terms.

●
Due to the improper allocation of proceeds on the April 2008 debt financing which resulted in an incorrect basis for the debt, the Company improperly reported the loss on debt extinguishment upon its settlement in August 2009. The debt settlement is appropriately reported in the restated annual financial statements for 2009. The settlement occurred in August 2009, and therefore does not affect the income statements presented. However, the accompanying balance sheets appropriately reflect the impact of settlement.

●
Certain warrants containing variable exercise terms associated with the financings were reported as a component of paid-in capital instead of properly reflecting them as a derivative liability at fair value, with changes in fair value reported in the income statement each period. The restated financial statements include the effects of reporting the derivative liabilities and their associated changes in value correctly.

●
A BCF was inappropriately recorded as a debt discount on the April 2008 financing in addition to being amortized over the subsequent 12 months with a charge to expense. Furthermore, separate BCFs associated with the December 2009 and January 2010 preferred stock financings were erroneously omitted due to a misallocation of proceeds for financial statement purposes. The restated financial statements include the effects of allocating financing proceeds to the applicable BCFs by recording a preferred stock discount with a credit to additional paid-in capital. The discounts were then charged immediately to retained earnings as deemed preferred stock dividends pursuant to the terms of the agreement which provide immediate conversion rights.

●	Earnings per share has been restated to include the effects of the restated financial statements

The Company’s management has determined that as a result of such accounting matters, its reported net income was understated by $194,977 for the nine months ended September 30, 2009.

Set forth below is a comparative presentation of the balance sheet and income statement as of and for the nine months ended September 30, 2009 as restated and as initially reported in the Company’s Reports on Form 10-Q previously filed with the Securities and Exchange Commission. These financial statements include the restated balance sheet as of December 31, 2009.

SINO GREEN LAND CORPORATION AND SUBSIDIARIES

For the nine months ended September 30, 2009

	Nine months ended September 30, 2009
	As Reported	As Restated
INCOME STATEMENT:
Sales	$71,460,013	$71,460,013
Cost of goods sold	63,474,265	64,032,717
Gross profit	7,985,748	7,427,296

Operating expense:
Selling expenses	2,123,930	1,565,478
General and administrative expenses	1,872,246	1,839,298
Total operating expenses	3,996,177	3,404,776
Operating income	3,989,571	4,022,520

Other income/(expense):
Loss on debt extinguishment		(139,289)
Other income (expense), net	(2,122)	(2,122)
Interest expense	(475,793)	(185,702)
Beneficial conversion feature expense	(153,425)	-
Change in derivative liability	-	(252,149)
Total other income/(expense)	(631,340)	(579,262)

Net income	3,358,232	3,443,257
Deemed preferred dividend	(109,952)
Net income applicable to common shareholders	3,248,280	3,443,257

Comprehensive income:
Net income	3,248,280	3443,257
Other comprehensive loss:
Foreign currency translation gain/(loss)	(159,985)	(159,985)
Comprehensive income (loss)	3,088,295	3,283,272

Net income (loss) per share:

Basic	$0.04	$0.04

Diluted	$0.03	$0.03

Weighted average number of shares outstanding Basic	84,396,563	84,396,563
Diluted	111,515,489	111,515,489

As of December 31, 2009

	As Reported	As Restated
	12/31/2009	12/31/2009
BALANCE SHEET:
Derivative liability		$5,206,567

Preferred stock	$1,650	650

Additional Paid-in Capital	10,119,540	7,736,406

Retained earnings	$14,772,550	$11,950,117

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Registrant relating to the sale of common stock being registered.  All amounts are estimates except the SEC registration fee.

SEC registration fee	$309
Printing and engraving expenses	5,000*
Legal fees and expenses	40,000*
Accounting fees and expenses	10,000*
Miscellaneous expenses	4,691*
$60,000*
*  Estimated.

The Company has agreed to bear expenses incurred by the selling shareholders that relate to the registration of the shares of common stock being offered and sold by the selling shareholders.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation provides that we will indemnify and hold harmless our officers and directors to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes.

Section 78.138 of the Nevada Revised Statutes (“NRS”) provides that, with certain specified exceptions, or unless the articles of incorporation or an amendment thereto, in each case filed on or after October 1, 2003, provide for greater individual liability, a director or officer is not individually liable to the corporation or its shareholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

NRS Sections 78.7502, 78.751 and 78.752 provide broad indemnification for officers and directors, as follows:

Subsection 1 of NRS 78.7502 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an “Indemnified Party”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnified Party in connection with such action, suit or proceeding if the Indemnified Party acted in good faith and in a manner the Indemnified Party reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe the Indemnified Party’s conduct was unlawful.

Subsection 2 of NRS 78.7502 of the Nevada Law empowers a corporation to indemnify any Indemnified Party who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in the capacity of an Indemnified Party against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the Indemnified Party in connection with the defense or settlement of such action or suit if the Indemnified Party acted under standards similar to those set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which the Indemnified Party shall have been adjudged to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that in view of all the circumstances the Indemnified Party is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS 78.7502 further provides that to the extent an Indemnified Party has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsection (1) or (2) described above or in the defense of any claim, issue or matter therein, the corporation shall indemnify the Indemnified Party against expenses (including attorneys’ fees) actually and reasonably incurred by the Indemnified Party in connection therewith.

Subsection 1 of NRS 78.751 provides that any discretionary indemnification under NRS 78.7502, unless ordered by a court or advanced pursuant to Subsection 2 of NRS 78.751, may be made by a corporation only as authorized in the specific case upon a determination that indemnification of the Indemnified Person is proper in the circumstances. Such determination must be made (a) by the shareholders, (b) by the board of directors of the corporation by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (c) if a majority vote of a quorum of such disinterested directors so orders, by independent legal counsel in a written opinion, or (d) by independent legal counsel in a written opinion if a quorum of such disinterested directors cannot be obtained. Subsection 2 of NRS 78.751 provides that a corporation’s articles of incorporation or bylaws or an agreement made by the corporation may require the corporation to pay as incurred and in advance of the final disposition of a criminal or civil action, suit or proceeding, the expenses of officers and directors in defending such action, suit or proceeding upon receipt by the corporation of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court that he is not entitled to be indemnified by the corporation. Said Subsection 2 further provides that the provisions of that Subsection 2 do not affect any rights to advancement of expenses to which corporate personnel other than officers and directors may be entitled under contract or otherwise by law. Subsection 3 of NRS 78.751 provides that indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS 78.751 does not exclude any other rights to which the Indemnified Party may be entitled under the articles of incorporation or any by-law, agreement, vote of shareholders or disinterested directors or otherwise, for either an action in his official capacity or in another capacity while holding his office. However, indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses under Subsection 2 of NRS 78.751, may not be made to or on behalf of any director or officer of the corporation if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. Additionally, the scope of such indemnification and advancement of expenses shall continue as to an Indemnified Party who has ceased to hold one of the positions specified above, and shall inure to the benefit of his or her heirs, executors and administrators. NRS 78.752 empowers a corporation to purchase and maintain insurance or make other financial arrangements on behalf of an Indemnified Party for any liability asserted against such person and liabilities and expenses incurred by such person in his or her capacity as an Indemnified Party or arising out of such person’s status as an Indemnified Party whether or not the corporation has the authority to indemnify such person against such liability and expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On April 23, 2008, Organic Region issued convertible notes and warrants to four investors, pursuant to a securities purchase agreement. The Company assumed all obligations under the purchase agreement, notes and warrants. The notes have an aggregate principal amount of $500,000 and are payable on April 23, 2009. The notes bear interest at 18% per annum. The maturity date of the notes was extended and the notes were paid in August 2009. In connection with the issuance of the notes, we also issued to the noteholders, five-year warrants for the purchase of an aggregate of $500,000 of shares of common stock at an exercise price equal to 115% of the per share price in the first financing or financings after the reverse acquisition in which we raise $3,000,000.

On January 15, 2009, the Company issued 81,648,554 shares of common stock to the shareholders of Organic Region in exchange for all of the issued and outstanding capital stock of Organic Region.  The number of our shares issued to the shareholders of Organic Region was determined based on an arms-length negotiation, and the former shareholders were familiar with the business of Organic Region, which is the sole business being conducted by the Company from and after the completion of the reverse acquisition.  The issuance of our shares to these individuals was made in reliance on the exemptions from registration contained (i) in Section 4(2) of the Securities Act and (ii) under Regulation S of the Securities Act afforded generally to offshore transactions involving non-U.S. persons.  We made this determination based on the representations of the former shareholders of Organic Region which included, in pertinent part, that such shareholders were not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that former shareholders of Organic Region understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

On April 27, 2009, the Company entered into a termination agreement with Hickey Freihofner Advisors, LLC (“HFA”), Hickey Freihofner Capital, a division of Brill Securities, Inc., (“HFC”), Mr. Hai Lin and Ms. Mary Ma Yong Qing, pursuant to which the Company issued an aggregate of 1,874,584 shares of Common Stock to nominees of HFC. The issuance of such shares was made in complete satisfaction of the Company’s obligation to issue shares to HFC under an advisory agreement (the “Advisory Agreement”) that the Company’s subsidiary, Organic Region, had entered into with HFA on January 28, 2008. The Company did not receive any cash consideration in connection with the issuance of such shares. The number of shares issued to HFC’s nominees was determined based on an arms-length negotiation. The issuance of such shares was made in reliance on the exemptions from registration contained (i) in Section 4(2) of the Securities Act and (ii) under Regulation S of the Securities Act afforded generally to offshore transactions involving non-U.S. persons.  We made this determination based on the representations of HFC’s nominees, which included, in pertinent part, that such shareholders were not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that HFC’s nominees understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

On April 29, 2009, the Company entered into a foreign finder agreement with Mr. Hai Lin, pursuant to which the Company issued an aggregate of 2,291,158 shares of Common Stock to Mr. Lin and his nominees. The issuance of such shares was made in complete satisfaction of the Company’s obligation to issue shares to Mr. Lin under the Advisory Agreement and a foreign finder agreement, dated January 28, 2008, between HFC, HFA and Mr. Lin. The Company did not receive any cash consideration in connection with the issuance of such shares. The number of shares issued to Mr. Lin and his nominees was determined based on an arms-length negotiation. The issuance of such shares was made in reliance on the exemptions from registration contained (i) in Section 4(2) of the Securities Act and (ii) under Regulation S of the Securities Act afforded generally to offshore transactions involving non-U.S. persons.  We made this determination based on the representations of Mr. Lin and his nominees, which included, in pertinent part, that such shareholders were not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that Mr. Lin and his nominees understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

In June and July 2009, the Company borrowed $1.43 million from a group of Hong Kong investors.  Effective August 3, 2009, the Company entered into two agreements with the noteholders and with another investor who invested $200,000.  Pursuant to these agreements, the notes were cancelled and the Company issued common stock and warrants as follows:

Pursuant to one agreement, the Company issued 13,129,410 shares of common stock at a purchase price of $0.085 per share and two-year warrants to purchase 10,145,454 shares of common stock at an exercise price of $0.11 per share.

Pursuant to the second agreement, the Company issued 4,333,334 shares of common stock at a purchase price of $0.12 per share, granted the investors an option to purchase acquire up to 6,500,000 shares of common stock at a purchase price of $0.12 per share and issued two-year warrants to purchase 3,466,666 shares of common stock at an exercise price of $0.15 per share. In the event that such investors exercise the option to purchase shares of common stock, the Company will issue two-year warrants to purchase up to 5,200,000 shares of common stock at an exercise price of $0.15 per share.  In January 2010, in connection with the exercise of an option to purchase 2,333,333 shares, we granted the exercising party a warrant to purchase 1,866,667 shares of common stock at $0.15 per share.  In July 2010, in connection with the exercise of an option to purchase the remaining 4,166,667 shares of common stock, we granted the exercising parties warrants to purchase 3,333,333 shares of common stock.

The issuance of these shares was made in reliance on the exemptions from registration contained (i) in Section 4(2) of the Securities Act and (ii) under Regulation S of the Securities Act afforded generally to offshore transactions involving non-U.S. persons.  We made this determination based on the representations of the Hong Kong investors, which included, in pertinent part, that such shareholders were not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the Hong Kong investors understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom..

On August 7, 2009, the Company entered into a Series A Convertible Preferred Stock and Warrant Purchase Agreement with three accredited investors pursuant to which the Company sold, for $1,000,000 an aggregate of 1,000,000 shares of the series A convertible preferred stock and five-year warrants to purchase 10,000,000 shares of common stock at $0.14 per share and 10,000,000 shares of common stock at $0.25 per share. The Investors had the option to acquire an additional 1,000,000 shares of Preferred Stock upon the same terms. Such option was to expire on February 10, 2010, unless extended by the Company.  Each Investor has agreed not to convert any shares of Preferred Stock or exercise any Warrants to the extent that such Investor’s beneficial ownership of Common Stock would exceed 9.99% of the outstanding Common Stock upon such conversion or exercise.  The Company paid an aggregate of $50,000 of broker fees in connection with this transaction. The Company also reimbursed the Investors for $45,000 of due diligence expenses.  In December 2009 and January 2010, the investors exercised their option to purchase an additional 1,000,000 shares of series A preferred stock for $1,000,000.  Since the Company only had 1,000,000 authorized shares of series A preferred stock, the option was exercised and the payment was made, but the issuance of the series A preferred stock was deferred until the certificate of designation was amended to increase the authorized series A preferred stock to 2,000,000 shares.  Based upon certain representations made by each of the Investors, as set forth in the Agreement, the Preferred Stock and warrants were issued in reliance upon an exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

On February 8, 2010, we sold to four investors a total of 4,167,000 shares of common stock for a purchase price of $0.12 per share, for a total of $500,000.  The shares were issued in reliance on the exemptions from registration contained (i) in Section 4(2) of the Securities Act and (ii) under Regulation S of the Securities Act afforded generally to offshore transactions involving non-U.S. persons.  We made this determination based on the representations from these investors, which included, in pertinent part, that such shareholders were not a "U.S. person" as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the investors understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

On May 27, 2010, we sold to a group of US and foreign investors a total of 17,000,000 shares of common stock for a purchase price of $0.20 per share, for a total of $3,400,000. The shares were issued in reliance on the exemptions from registration contained (i) in Section 4(2) of the Securities Act and Rule 506 of the Commission thereunder and (ii) under Regulation S of the Securities Act afforded generally to offshore transactions involving non-U.S. persons.  We made this determination based on the representations of these investors, which included, in pertinent part, that such shareholders were not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the investors understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom. All of the certificates issued in the transactions described above bear standard restricted stock legends. With respect to the shares issued pursuant to an exemption provided by Section 4(2) of the Securities Act, the investors were all all either (a) “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, or (b) not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and such investors acquired our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof.

In June 2010, we authorized the issuance of a total of 7,195,000 shares of common stock to our employees and consultants, of which 5,000,000 were issuable to our officers and directors, as compensation.  These shares were exempt from registration pursuant to Regulation S since all of the grantees are not United States persons that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the investors understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom. All of the certificates issued in the transactions described above bear standard restricted stock legends.

In October 2010, we sold a total of 5,000,000 shares of common stock two investors for a purchase price of $0.20 per share, for a total of $1,000,000. The shares were issued in reliance on the exemptions from registration contained (i) in Section 4(2) of the Securities Act and Rule 506 of the Commission thereunder.  All of the certificates issued in the transactions described above bear standard restricted stock legends and the investors were “accredited investors” within the meaning of Rule 501, and the investors acquired our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof.

 ITEM 16. EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description
2.1 (1)	Share Exchange Agreement, dated January 15, 2009, among the registrant, Organic Region Group Limited and its subsidiaries and shareholders.
3.1(2)	Articles of Incorporation of the registrant, as amended.
3.2 (1)	Bylaws of the registrant adopted on March 11, 2008.
3.3 (8)	Certificate of designation of the Series A Convertible Preferred Stock as amended
4.1 (1)	Piggyback Registration Rights Agreement, dated January 15, 2009, by and among the registrant, Michael Friess and Sanford Schwartz.
4.2 (1)	Redemption Agreement, dated January 15, 2009, by and among the registrant, Michael Friess and Sanford Schwartz.
4.3 (1)	Form of Convertible Promissory Note issued by the registrant, dated January 15, 2009.
4.4 (1)	Form of Convertible Promissory Note issued by Organic Region Group Limited, dated April 23, 2008.
4.5 (1)	Form of Warrant issued by Organic Region Group Limited, dated April 23, 2008.
4.6 (4)	Form of Warrant issued by Sino Green Land Corporation, dated August 3, 2009.
4.7 (5)	Form of Series A Warrant issued by Sino Green Land Corporation, dated August 7, 2009.
4.8 (5)	Form of Series B Warrant issued by Sino Green Land Corporation, dated August 7, 2009.
5.1 (9)	Opinion of Sichenzia Ross Friedman Ference LLP.
10.1 (1)	Indemnification Agreement, dated January 15, 2009, by Michael Friess and Sanford Schwartz in favor of the registrant and Organic Region Group Limited and its subsidiaries and shareholders.
10.2 (1)	Form of Securities Purchase Agreement, dated April 23, 2008.
10.3 (1)	Consulting Services Agreement, dated January 1, 2005, between Organic Region Group Limited and Mr. Xiong Luo (English Translation).
10.4 (1)	Director Agreement, dated February 15, 2008, between Organic Region Group Limited and Mr. Anson Yiu Ming Fong.
10.5 (1)	Director Agreement, dated January 5, 2004, between Organic Region Group Limited and Mr. Xiong Luo.
10.6 (1)	Director Agreement, dated November 22, 2007, between Organic Region Group Limited and Mr. Chi Ming Leung.
10.7 (1)	Executive Employment Agreement, dated September 1, 2007, between Organic Region Group Limited and Mr. Chi Ming Leung.
10.8 (1)	Executive Employment Agreement, dated September 1, 2007, between Organic Region Group Limited and Mr. Xiong Luo.
10.9 (1)	Executive Employment Agreement, dated September 1, 2007, between Organic Region Group Limited and Ms. Yong Qing Ma.
10.10 (1)
Luochuan Apple Land Lease and Joint Development Contract, dated May 4, 2004, between Guangzhou Organic Region Agriculture Ltd. and the Apple Association of Kuibai Town, Luochuan County (English Translation).

10.11 (1)
Luochuan Apple Land Lease Cooperation Development Contract, dated October 29, 2007, between Guangzhou Organic Region Agriculture Ltd. and the Apple Association of Kuibai Town, Luochuan County (English Translation).

10.12 (1)
Wanqingsha Emperor Banana Land Lease Cooperation Development Contract, dated October 17, 2006, between Guangzhou Organic Region Agriculture Ltd. and the Fruits Association of Wanqingsha Town, Nansha District of Guangzhou (English Translation).

10.13 (1)
Wanqingsha Emperor Banana Land Lease Cooperation Development Contract, dated January 3, 2008, between Guangzhou Organic Region Agriculture Ltd. and the Fruits Association of Wanqingsha Town, Nansha District of Guangzhou (English Translation).

10.14 (1)	Guangxi Tangerine Land Lease Cooperation Development Contract, dated October 12, 2005, between Guangzhou Organic Region Agriculture Ltd. and Guangxi Wanshanhong Fruits Co., Ltd. (English Translation).
10.15 (1)
Guangzhou City Panyu District Premises Lease Contract, dated December 12, 2007, between Guangzhou Panyu District Guang Lv Industrial Co. Ltd. and Guangzhou Organic Region Agriculture Ltd. (English Translation).

10.16 (1)	Supplementary Agreement to Premises Lease Agreement between Guangzhou Panyu District Guang Lv Industrial Co. Ltd. and Guangzhou Organic Region Agriculture Ltd. (English Translation).
10.17 (1)	Transfer Agreement of Patent Application Right, January 10, 2009, by and among Guangzhou Organic Region Agriculture Ltd., Mr. Xiong Luo and Mr. Anson Yiu Ming Fong (English Translation).
10.18 (3)	Director Agreement, between Henry County Plywood Corporation and Jeremy Goodwin, dated February 2, 2009.
10.19 (4)	Form of Common Stock and Warrant Purchase Agreement, dated as of August 3, 2009, between Sino Green Land Corporation and the investors.

10.20 (4)	Form of Common Stock and Warrant Purchase Agreement, dated as of August 3, 2009, between Sino Green Land Corporation and the investors.
10.21 (5)	Form of Common Stock and Warrant Purchase Agreement, dated as of August 7, 2009, between Sino Green Land Corporation and the investors.
10.22(6)	Common stock purchase agreement, dated February 8, 2010, between the Company and certain investors.
10.23(7)	Executive employment agreement dated May 1, 2010 between the Company and Yan Pan
10.24 (8)	English translation of lease dated June 10, 2009 between the Company’s subsidiary, Southern International Development Co., Ltd. and Guangzhou Shunyu Property Management Co., Ltd.
10.25 (8)	Executive employment agreement dated as of May 1, 2010 between the Company and Anson Yiu Ming Fong
10.26 (8)	Director agreement dated July 1, 2010, between the Company and Chan Kin Hang Danvil
10.27 (8)	Director agreement dated July 1, 2010, between the Company and Karen Tse.
10.28 (9)	Employment agreement dated October 8, 2010 between the Company and Xiong Luo.
10.29 (9)	Employment agreement dated November 5, 2010 between the Company and Huasong Sheena Shen.
10.30 (9)	Employment agreement dated October 1, 2010 between the Company and Yan Pan.
10.31 (10)	Common Stock Purchase Agreement, dated September , 2010, by and between the Company, JB Capital Partners and Robotti Global Fund.
10.31 (10)	Agreement dated September 24, 2010, among the Company, T Squared Investments LLC, Silverstone Advisors, LLC and Celenian Appreciation Fund
16.1 (1)	Letter from Schumacher & Associates, Inc., regarding change in certifying accountant.
21 (1)	Subsidiaries of the registrant.
23.1	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)
23.2 (11)	Consent of Kabani & Company, Inc.

(1)	Incorporated by reference to the exhibit of the same number to the Company’s Current Report on Form 8-K filed on January 21, 2009.
(2)	Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form 8-K/A filed on April 21, 2009.
(3)	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 5, 2009.
(4)	Incorporated by reference to Exhibits 4.1, 10.1, and 10.2 to the Company's Current Report on Form 8-K/A filed on August 7, 2009.
(5)	Incorporated by reference to Exhibits 3.1, 4.1, 4.2, and 10.1 to the Company's Current Report on Form 8-K filed on August 13, 2009.
(6)	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 2, 2010.
(7)	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 5, 2010.
(8)	Previously filed.
(9)	Incorporated by reference to Exhibits 99.1, 99.2 and 99.3 to the Company’s Current Report on Form 8-K filed on November 12, 2010
(10)	Incorporated by reference to Exhibits 99.1 and 99.2 to the Company’s Current Report on Form 8-K filed on October 7, 2010
(11)	Filed herewith.

ITEM 17.  UNDERTAKINGS.

The undersigned Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser: Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Guangzhou in the People’s Republic of China on this  8th day of December , 2010.

SINO GREEN LAND CORPORATION

By:	/s/ Xiong Luo
Xiong Luo , Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.   The persons whose signature appears below constitutes and appoints Xiong Luo his true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and to sign a registration statement pursuant to Section 462(b) of the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Xiong Luo	Chief Executive Officer and Director	December 8, 2010
Xiong Luo	(Principal Executive Officer)

/s/ Huasong Sheena Shen	Chief Financial Officer	December 8, 2010
Huasong Sheena Shen	(Principal Financial and Accounting Officer)

/s/ Jeremy Goodwin	Director	December 8, 2010
Jeremy Goodwin

/s/ Danvil Kin Hang Chan	Director	December 8, 2010
Danvil Kin Hang Chan

/s/ Karen Tse	Director	December 8, 2010
Karen Tse